
08044806

Confidently.

New Quaker is creating its own future.

Quaker Chemical Corporation 2007 Annual Report

Corporate Profile

Quaker Chemical Corporation is a leading global provider of process chemicals, chemical specialties, services, and technical expertise to a wide range of industries—including steel, automotive, mining, aerospace, tube and pipe, coatings, and construction materials. Our products, technical solutions, and chemical management services enhance our customers' processes, improve their product quality, and lower their costs. Quaker's headquarters is located near Philadelphia in Conshohocken, Pennsylvania.

Financial Highlights

(In thousands except per share data)	2007	2006	2005
Net sales	$545,597	$460,451	$424,033
Gross margin	167,936	142,601	129,814
Operating income	25,207	21,632	3,154
Net income	15,471	11,667	1,688
Per share data:			
Net income basic	$1.55	$1.19	$0.17
Net income diluted	1.53	1.18	0.17
Dividends declared	0.86	0.86	0.86
Dividends paid	0.86	0.86	0.86

(In thousands)	2007	2006	2005
Total assets	$399,049	$357,382	$331,995
Working capital	107,150	96,062	79,105
Shareholders' equity	130,393	110,831	105,907
Number of shares outstanding	10,147	9,926	9,726

Certifications: Ronald J. Naples and Mark A. Featherstone have provided certifications to the Securities and Exchange Commission as required by Section 302 of the Sarbanes-Oxley Act of 2002. These certifications are included as Exhibits 31.1 and 31.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

As required by the New York Stock Exchange (NYSE), on June 6, 2007, Ronald J. Naples submitted his annual certification to the NYSE that stated he was not aware of any violation by the Company of the NYSE corporate governance listing standards.

Our Destination

A single worldwide company that delivers everywhere the best from anywhere, that creates value in every process we serve, and that every customer will find indispensable. We the undisputed leader in the businesses we choose and will be known widely for our growth and financial success and as a premier place to work.



> Every day brings new and greater demands. The people of Quaker face each challenge with confidence and determination. With a healthy attitude that drives progress.

A Message from the Chairman



Dear Fellow Shareholders:

We had called together about 70 of our top executives and managers from around the world. It was August, 1999, and we had decided to remake the Company's entire organizational structure and approach to the world. We saw the world changing around us and decided that to create the unique competitive differentiation we wanted and to serve our customers uniquely, we needed to globally integrate all of our worldwide knowledge and customer service capability to be delivered without borders as a constraint.

Character is destiny. This meeting had far-reaching and dramatic effects on our Company. Out of it came the Destination Statement (which you'll find on page 1 of this report) that is still our faithful compass and constant touchstone today. In the years since, we've been working consistently to perfect what this calls on us to be, because we know our destiny is directly tied to how we face our world as a single worldwide company.

I note this piece of history because in the course of my charge to the Company that day, in order to make clear to people the profoundly transformative nature of our undertaking, I went through the following litany (adapted from and with apologies to the "Sayings of Buddha"): Thoughts become words; words become actions; actions become habit; habit becomes character; and character is destiny. I particularly focused on the end of this—character is destiny—because that day was precisely about changing our corporate character, that is, who we are and how we behave in the Company and as a Company. Changing our character was essential to operating in a truly global way as we were determined to do, so that we operated in many places as if we were in one place with common purpose and common destiny. All that we have done since has been focused on building and reinforcing that corporate character.

By character I mean our impulse to action, to make live what we think is important in the Company. Indeed, this report takes a closer look at elements of our character today. This is not just about what we think or believe, but about how we actually operate in the Company. Our Quaker Code (see the inside back cover) articulates values to state clearly what we stand for. But these have no meaning unless translated into action. 2007 demonstrates the power of that.

Choices reveal character. So what kind of year was 2007? It was a year that saw us exceed half a billion dollars in sales for the first time, by a lot. The year included both the highest sales month and highest sales quarter in the Company's history; close to the highest net income ever; the highest EBITDA by a considerable margin. Operations generated almost $28 million in cash, partly driven by dramatic improvement in working capital even in the face of an $85 million sales increase. Our balance sheet benefited from about $12 million less net debt with a much improved net debt-to-total-capital ratio and an adjusted EBITDA leverage ratio below two times. Our sales were up over 18% and reported profit was up almost 33%. Quite a year financially, and yet...

And yet, the real story of the year for me, and the promise for you, is what this dramatically demonstrates about the strength of Company character we've been working hard to build. That's all important because character will prevail long after the specifics of 2007 are forgotten, and it's character that will take us where we want to go and allow us to create our future.

This is particularly worthy of note as we look back on 2007 and the few years that preceded it. It was character that enabled us to weather the tough years of 2004 and 2005 and to achieve as we did in 2006 and 2007. The unhappiness of these former two years was largely driven by external events—particularly the unprecedented price volatility of crude oil, derivatives of which are among our largest raw material inputs. There will always be things over which one has no control. But how one reacts is always in one's power and control, and it is in these choices that character is revealed.

The constant quandary of the wish. The success of 2006 and 2007 was created out of the troubles of 2004 and 2005 by: being willing to take a cold, clear-eyed look at realities; being unafraid to make the changes required and having the tenacity to assure that these created progress; having the courage to stick to fundamental principles, even when it would have served short-term interests to walk away; being willing to challenge ourselves with high expectations and demanding goals; holding ourselves accountable; being pragmatic enough to deal with harsh facts as we found them, but not surrendering the dream of what we had chosen to be as a company.

For me, the heart of this Company character is captured in something I call the Quandary of the Wish. It's been my unspoken guide for a long time, and what we've become as a company flows from it and the belief, hard work, and commitment of Quaker people all over the world. It's a quandary because it speaks of an inherent contradiction that all organizations must grapple with to create long-term success. To succeed, we must deal with the world as we find it, not as we wish it were. But to know what is progress, we also must be unafraid to say what we wish for, unconstrained by the limitations of current reality. In this quandary lies the root of our ability to act today in a way that will create the tomorrow we want.

At Quaker we talk every day about the wish that's embodied in our Destination and about the realities we have to deal with to have this wish turn into the future we choose. We've come a long way in the size and global reach of our Company, in how we relate to the world of our customers, in how we collaborate and share common cause in the Company around the globe. This is what has made us the Company we've become, and this is what will sustain us in the future. And that future is brighter than ever. We are poised today to create a future of new opportunity, new promise, and lives filled with new growth.

On behalf of Quaker, I send thanks to all of you, shareholders and associates alike, for your support and loyalty to our Company on its journey. It is the Company character we've built on this journey that is the rock on which our future stands.

Best regards.

Sincerely,



Ronald J. Naples
Chairman of the Board and Chief Executive Officer


Purposefully.
Demonstrating our value every day.



"It's not about heroics. It's about day-to-day effort and the determination to move our customers forward."

It starts with confidence in what we do and in our ability to create solutions. That's how Quaker people go about their work every day, focused on a clear purpose—creating tangible value that carries through to a customer's bottom line. This approach didn't come about by accident. We're constantly looking for better ways to deliver results that customers can see and measure.

A roadmap to a better bottom line. Escalating competitive pressures force Quaker's customers to continually improve manufacturing efficiency, extend equipment life, reduce energy consumption and waste—all while increasing product quality. Although Quaker's advantaged products can be significantly more expensive, we demonstrate that we can deliver value—in customers' products and financial results—that far outweighs direct costs. By sharing our most relevant data, case histories, and experience, we're turning companies that focus on low-priced materials into producers that take a forward-thinking, total-operating-cost view and embrace our value proposition.

For example, a long-time steel customer insisted that we keep process fluid prices low even as our raw material costs rose year after year. We proposed a solution from a different direction: working together with the customer to improve their total operating costs. Confident that we could save them as much as $1.1 million the first year, Quaker associates reviewed every process methodically—testing samples, collecting data, and running trials. We recommended a number of improvements and helped implement them. In the first year, we exceeded the customer's savings target and improved process efficiency, while we simultaneously improved our margins despite rising raw material costs.

A value equation driven by service. Customers get the most out of Quaker's process knowledge and advanced technology, with our "boots-on-the-ground" approach. Service—especially Chemical Management Services (CMS) —is key to the value we deliver—and to our revenue stream. We now have 76 CMS sites, mostly with global automakers.

A CMS contract puts Quaker in charge of virtually all the chemicals used in a customer's operation, whether a single line or an entire plant. Our compensation, in part, comes from the value we produce—in savings and improvements. Intimate insight into our customers' needs gives us an advantage in keeping and winning business. In 2006-07, we retained every CMS contract up for renewal in North America. In 2007, we continued building our CMS presence in China and Brazil, began our first CMS relationship in Mexico, and we're continuing to expand into the steel sector with additional sites in the U.S.

A powerful new perspective. Providing value is an ongoing purpose, a basic building block for Quaker's success. We look at each of our businesses from different angles, bringing new approaches and new solutions.

When we assembled our tube and pipe group, we set out to be the only truly global supplier, supporting all the manufacturing processes and offering the highest possible level of service. In many cases, we assign global key account managers to provide customers a single point of contact. The goal is to provide our customer's senior management with information compiled from all their sites worldwide. This helps customers achieve consistent product standards everywhere in the world, and helps them be competitive globally—not just locally. Now, when our global customers grow, we do too. In 2007, we gained six new welded-tube plants in the U.S. and Canada from a global customer who trusts in our approach. Our tube and pipe strategy has brought us strong revenue growth—more than 20% year over year.


Resourcefully.
Intelligently using our capital and knowledge.



"What drives our business is how well we develop, execute, and deliver on the little things. And each one is critical."

Quaker operates on a global scale, but relatively speaking, we're a small company. Some of our competitors and even more of our customers are global giants. Our success requires ingenuity and efficiency in how we allocate all our resources: financial, human, and technological.

Discipline for flexibility when and where we need it. It starts with our strong balance sheet, giving us the power we need to seize opportunities. Whether we're making a strategic acquisition, teaming with a promising partner, or investing in a growing market—it's always with an eye towards improving economics and getting the most out of our resources. As an example, in 2007, we implemented a number of initiatives—including improved measures for monitoring capital worldwide—that significantly improved our use of working capital and our cash flow.

We are continuing to make improvements in areas where we have manufacturing facilities. In the booming China market, for example, we are identifying local raw material suppliers to reduce imports. This, in turn, helps reduce foreign exchange impacts and frees up working capital.

Ingenuity in using technology to create growth. Careful, creative management of our technologies also brings us opportunities. We get more value from our R&D investments by transferring technology to new applications, often in new industry sectors. Our targeted initiatives in coatings are one such area that is growing fast—18% in 2007.

One reason for this growth is our development and marketing of ultraviolet (UV) coatings technology. In our first commercial application, a UV pipe coating, we saw that these coatings brought customers significant savings over traditional coatings because of dramatically faster cure time.

The Quaker coatings team realized they could extend our UV coatings technology to any metal or concrete surface that needs a protective coating. So our list of potential applications is long—from wire and package strapping to cans and concrete—and brings us into many new industry segments. In 2006, we introduced a UV floor coating in the U.S. A key customer interested in reducing plant downtime while recoating floors helped us with further product development and trials. Now, that customer is using our floor coatings at nine manufacturing plants. In Europe, we are building a distribution network of experienced floor contractors to launch the product there in 2008.

Creativity in finding productive partnerships. Teaming with partners helps us better penetrate smaller, more diffused markets. In our growing Value Added Representatives (VAR) program, we select high-quality VARs and train them on our products and on attitude: selling value, not price. The insight of our VARs helps us grow in locations where local presence and long-term relationships are key to winning business. VARs now account for 20% of our metalworking sales in North America and Europe; we doubled our VAR business in China in 2007.

To capitalize on promising technologies or markets, we think creatively. We won't hesitate to leverage existing relationships, such as collaborating with a customer for R&D, or to enter into a partnership to seize an exciting opportunity. For example, new European Union regulations banned Chromium 6—traditionally used in rust protection coatings for galvanized steel. Quickly, we identified a company with alternative technologies, partnered with them on development, and used our global sales network to bring new solutions to market—and to our steel customers.


Relentlessly.
Pursuing opportunities—everywhere.



Growth is adventure. It comes out of
tackling big challenges, patiently winning trust
and, sometimes, journeys to remote places.

We continually find ways to reach deeper into our core customer sectors—steel, auto, and metalworking—to capitalize on strong relationships and uncover new sources of revenue. Long-term success with large customers gives us the position to find more ways to deliver value. In fact, this tenacious attitude—constantly seeking to do more, and better—drives growth in all our businesses.

A non-stop approach to booming markets.
Our relentless attitude is paying off in large, developing markets, such as Brazil, Russia, India, and China. From the older plants needing process and materials improvements to the completely new, state-of-the-art facilities, we go "door to door" to demonstrate our expertise and prove that we can be a critical partner.

In China, Quaker's revenues have tripled from 2004 to 2007 as a result of this one-by-one approach. Similarly, in India, where we forged a strong joint venture relationship, we've seen our sales increase dramatically over the past 10 years. And, we are well positioned to take advantage of the recent and future economic growth there. We currently have more than a 65% share in steel, and have succeeded in establishing solid relationships in metalworking. It's a winning combination: local presence and understanding combined with global support and knowledge.

Persistence is critical with bigger customers, too. In certain cases, it can take years to displace an entrenched competitor at a major manufacturer. We need to demonstrate time and again what we can do for their plant. We show them data from similar plants, compare it to their own results, and show how we can do things better. When we get the business, we work hard to make ourselves indispensable. So now, when contract renewals come, they don't ask, "Who else should we consider?" They look to us and say, "How can we improve even more?"

Long-standing relationships yield new opportunities. Quaker's long and strong history with quality original equipment manufacturers (OEMs) is another advantage. In our fluid power business, a strong recommendation from an OEM to a U.S. longwall mining company gave us an entrée to compete against an existing supplier with virtually 100% market share. The OEM believed we had a superior product, but to win the business, we had to convince the customer that Quaker would provide better delivery and service, help them extend equipment life, and reduce energy consumption and waste. In 2007, we won the business. And now we're gaining business in other parts of the world with the same approach.

A culture fueled by consistent knowledge sharing.
Innovative and advantaged products grow out of our immense knowledge and experience—shared continually through global networking. From a chemist in Europe, to a CMS specialist in Brazil, to an R&D team in the U.S., we have the unique expertise and tools to solve specific customer problems—and further demonstrate value. We use standard tests and measures so our experts always speak the same language and avoid duplication.

We don't limit knowledge by its location in Quaker. For example, when a key European metalworking customer experienced trouble with the aluminum chips that resulted as a by-product of their machining processes, Quaker created a dedicated team of research chemists and U.S. development experts to tackle the problem. Rather than tinker with the formulation, they started from scratch, inventing new processes that solved the persistent problems and strengthened the customer relationship. Now we're extending the benefits of this success, keeping this creative team together to troubleshoot issues for other customers.



Courageously.

Confronting realities en route to our Destination.





"What we did required guts.
Most other suppliers would have
simply given up."

We fervently believe in what we do and in the superior value of Quaker products, services, and knowledge. We pursue opportunities that may seem like long shots to some, but our confidence drives us forward.

Value to stand by for the long haul. At times our strong convictions clash with customers' priorities, but we stand by our approach. Such a tension occurred two years ago with one of our largest customers. In two plants in Eastern Europe, Quaker was replaced by the customer's global purchasing team who imposed a heightened focus on the chemical budget. Subsequently, those plants experienced persistent processing problems. We knew because we had maintained close contact with local plant managers. In fact, the local plant managers convinced their company's global executives to give Quaker another chance. We committed our people for a three-month trial, with no guarantee of getting the business. It was a risk, but we had faith in our products and our value. A successful trial convinced the executives that Quaker's total value—in streamlined processes and higher quality finished product—more than compensated for our higher costs.

A measured approach to raw material costs. Continued price increases in our raw materials present significant challenges, but a multi-pronged approach mitigates, in part, the impact to Quaker's bottom line. In purchasing, we seek out reliable suppliers that work with us on timing and intensity of price changes. Because we purchase globally, we can actively seek out new suppliers where prices and exchange rates are advantageous. In R&D, we are developing new formulations that use less higher-priced materials and are searching for new raw materials to replace more costly ones. Whenever possible, we consolidate the number of different formulations to simplify our inventory and apply new technologies to improve long-standing formulations.

Of course, strong relationships with both suppliers and customers are vital to these efforts. By constantly demonstrating value and focusing on total operating costs, we convince customers to share price fluctuations over time. Here's one measure of the efficacy of these efforts: in the face of a significant increase in raw material prices since 2004, Quaker has been able to keep gross margin as a percentage of sales relatively stable—even with ongoing and unprecedented price increases in materials.

Future solutions now. We're confronting the realities of rising material costs, but we're also boldly forging a path to the future by actively developing the next generation of lubricants and other technologies that have the potential to transform the way our customers run their processes.

Environmental issues also will—and should—play an increasingly important role in the future of the industries we serve. Quaker is out in front in this area: we're a leader in eliminating VOCs and developing water-based products, with more advances coming from our labs all the time.

It takes courage to invest in new technologies, new channels, and new regions. And we have it. We successfully build on our experience, again and again. We continue to create for ourselves a place in geographic regions where economies are expanding, such as Russia and India. And we continue to seek out channels where we can become indispensable to our customers' business, for example, lightweight marine coatings and aerospace maskants.

We're facing formidable challenges in the global economy and in our primary markets. But we're moving ahead with confidence—in our products, our expertise, and our relationships. Quaker is stronger than at any time in our history. We have the power to create the future we want.

An At-a-Glance Guide to Our Progress

	Ultimate Destination	Progress in 2007
ACTING AS A GLOBAL WHOLE	"A single worldwide company that delivers everywhere the best from anywhere..." ■ Seamless use of knowledge across all geographic and technological boundaries ■ Thoroughly integrated operations for global reporting, customer information, competitive information, and control	■ Held global technology exchange meetings, product manager forums for steel and metalworking, and global business unit meetings to strengthen strategic initiatives and build a common purpose ■ Leveraged business relationships in Europe and U.S. for new opportunities in South America and China ■ Coordinated with Japanese partner on key automotive initiative ■ Expanded business development into new regions, including Poland, Ukraine, Czech Republic, Romania, Russia and the Middle East; extended global reach to smaller metalworking customers through value added representatives ■ Developed new and existing products and formulations to support customers through R&D; transferred technology among all regions
BUILDING CUSTOMER VALUE	"[A Company] that creates value in every process we serve, and that every customer will find indispensable..." □ A unique sales offering combining advantaged products with application and process expertise for measurable improvements in cost, productivity, and quality □ Compensation based on improvements in processes and finished products, rather than on costs of products and services □ Sharing of technical knowledge with customers—including joint product development	■ Maintained and grew current business with metalworking and steel customers; strengthened position in faster-growing markets worldwide ■ Experienced growth of Chemical Management Services business adding sites in North America, Europe, South America, and China; gained first CMS site in Mexico ■ Achieved double-digit growth in fluid power, floor coatings, Epmar coatings and tube & pipe businesses ■ Achieved strong growth in AC Products, Inc. subsidiary supplying chemical milling maskants to global aerospace industry as only full-line supplier ■ Building can business in U.S., Europe, Middle East, and Asia by offering expanded product portfolio
REMAINING FINANCIALLY STRONG	"We will be known widely for our growth and financial success..." □ Consistent, significant sales and earnings growth □ Consistent, significant increases in returns □ Consistent, significant rewards for shareholders □ Personal growth and satisfaction for Quaker associates	□ Reported record sales of $545.6 million; up 18.5% from 2006; more than doubled since 1999, the year our global business unit organization established □ Grew earnings per share 30% compared to 2006, from $1.18 to $1.53 per diluted share □ 35 consecutive years of dividends to shareholders; announced dividend increase to $.23 per share from $.215 in January 2008 □ Generated $27.5 million in operating cash flow

Global Operations

Corporate Headquarters
Quaker Chemical Corporation
One Quaker Park
901 Hector Street
Conshohocken, Pennsylvania 19428
Phone: 610-832-4000
Fax: 610-832-8682
Web site: *www.quakerchem.com*

Quaker Chemical Corporation
Wilmington, Delaware

North American Operations
Quaker Chemical Corporation
- Conshohocken, Pennsylvania
- Detroit, Michigan
- Middletown, Ohio

AC Products, Inc.
Placentia, California

Epmar Corporation
Santa Fe Springs, California

Q^2 Technologies, LLC
Conroe, Texas *(70% owned)*

Quaker Chemical Canada Limited
Toronto, Ontario

TecniQuimia Mexicana S.A. de C.V.
Monterrey, Mexico *(40% owned)*

H.L. Blachford, Ltd.
Mississauga, Ontario
Licensee

European Operations
Quaker Chemical B.V.
Uithoorn, The Netherlands

Quaker Chemical Europe B.V.
Uithoorn, The Netherlands

Quaker Chemical Limited
Stonehouse, England

Quaker Chemical S.A.
Villeneuve la Garenne, France

Quaker Chemical, S.A.
Barcelona, Spain

Quaker Chemical Hungary Ltd.
Budapest, Hungary

Quaker Italia S.r.l.
Tradate, Italy

South African Operations
Quaker Chemical
South Africa (Pty.) Ltd.
Jacobs, Republic of South Africa
(51% owned)

Asia/Pacific Operations
Nippon Quaker Chemical, Ltd.
Osaka, Japan *(50% owned)*

Quaker Chemical
(Australasia) Pty. Limited
Seven Hills, Australia *(51% owned)*

Quaker Chemical (China) Co. Ltd.
Shanghai, China

Quaker Chemical India Limited
Calcutta, India *(55% owned)*

Quaker Chemical Limited
Hong Kong, China

Quaker Shanghai Trading Co., Ltd.
Shanghai, China

Wuxi Quaker Chemical Co., Ltd.
Wuxi, China

Buhmwoo Company, Ltd.
Seoul, South Korea
Licensee

South American Operations
Quaker Chemical
Indústria e Comércio Ltda.
Rio de Janeiro, Brazil

Quaker Chemical Operações Ltda.
Rio de Janeiro, Brazil

Quaker Chemical Participações Ltda.
Rio de Janeiro, Brazil

Quaker Chemical S.A.
Buenos Aires, Argentina

Kelko Quaker Chemical, S.A.
Caracas, Venezuela *(50% owned)*







Directors and Officers

Directors

Joseph B. Anderson, Jr.[2,4]
Chairman and Chief Executive Officer, TAG Holdings, LLC, a holding company

Patricia C. Barron[3,4]
Corporate Director

Donald R. Caldwell[1,2,3]
Chairman and Chief Executive Officer, Cross Atlantic Capital Partners, Inc., a venture capital fund with offices in the U.S., Ireland and the United Kingdom; Executive Committee Chairman

Robert E. Chappell[1,4]
Chairman, President and Chief Executive Officer, The Penn Mutual Life Insurance Company, a mutual life insurance company providing life insurance and annuity products; Governance Committee Chairman

William R. Cook[2]
Former President and Chief Executive Officer, Severn Trent Services, Inc., a water purification products and laboratory and operating services company; Audit Committee Chairman

Edwin J. Delattre[3,4]
Professor of Philosophy Emeritus, College of Arts and Sciences, Boston University

Jeffry D. Frisby[2]
Group President, Triumph Aerospace Systems Group, a group of companies that design, engineer and build aerostructures as well as complete mechanical, electro-mechanical, and hydraulic systems for the aerospace industry

Ronald J. Naples[1]
Chairman of the Board and Chief Executive Officer

Robert H. Rock[1,3]
President, MLR Holdings, LLC, an investment company with holdings in the publishing and information businesses; Compensation/Management Development Committee Chairman

Chairman Emeritus

Peter A. Benoliel
Former Chairman of the Board and Chief Executive Officer of the Company

Directors Emeriti

Francis J. Dunleavy
Retired Vice Chairman of the Board, International Telephone and Telegraph Corporation

Frederick Heldring
Chairman Emeritus, Global Interdependence Center

Officers

Ronald J. Naples
Chairman of the Board and Chief Executive Officer

Michael F. Barry
Senior Vice President and Managing Director–North America

D. Jeffry Benoliel
Vice President, Secretary and General Counsel

José Luiz Bregolato
Vice President and Managing Director–South America

Mark A. Featherstone
Vice President, Chief Financial Officer and Treasurer

Mark A. Harris
Senior Vice President–Global Strategy and Marketing

Jan F. Nieman
Vice President and Managing Director–Asia/Pacific

Wilbert Platzer
Vice President and Managing Director–Europe

Irene M. Kisleiko
Assistant Corporate Secretary

Frank R. Olah
General Tax Counsel and Tax Officer

[1] Executive Committee

[2] Audit Committee

[3] Compensation/Management Development Committee

[4] Governance Committee

Corporate Information

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, Pennsylvania 19103

Stock Transfer Agent
For address changes, dividend checks, lost stock certificates, share ownership and other administrative services, contact: American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038: 1-800-937-4160 or *www.amstock.com.*

Investor Relations
Security analysts, portfolio managers and representatives of financial institutions seeking information about the Company are invited to contact: Mark A. Featherstone, Vice President, Chief Financial Officer and Treasurer at 610-832-4160.

Copies of the Company's Annual Report on Form 10-K and other corporate filings will be provided without charge upon request by contacting: Irene M. Kisleiko, Assistant Corporate Secretary at 610-832-4119 or via email to *irene_kisleiko@quakerchem.com.*

We also invite you to visit the Investor Relations section of our Web site *www.quakerchem.com* for expanded information about the Company and to view our online interactive annual report.

Annual Meeting
The Annual Meeting of Shareholders will be held at the Company's headquarters located at One Quaker Park, 901 Hector Street, Conshohocken, Pennsylvania, on May 7, 2008 at 10:00 a.m.

Dividend Reinvestment and Stock Purchase Plan
Quaker's Dividend Reinvestment and Stock Purchase Plan offers shareholders a convenient and economical way to purchase additional Quaker Common Shares through the reinvestment of dividends and/or voluntary cash contributions without commissions or transaction fees. For further information concerning the Plan, contact American Stock Transfer & Trust Company at 1-800-278-4353.

Quarterly Stock Information
The following table sets forth, for the calendar quarters during the past two years, the range of high and low sales prices for the common stock as reported on the NYSE composite tape (amounts rounded to the nearest penny) and the quarterly dividends declared:

	2007		2006		Declared Dividends	
	High	**Low**	High	Low	**2007**	2006
First Quarter	**$24.18**	**$21.01**	$21.75	$18.90	**$0.215**	$0.215
Second Quarter	**24.74**	**22.10**	21.94	16.70	**0.215**	0.215
Third Quarter	**25.00**	**19.25**	20.29	18.04	**0.215**	0.215
Fourth Quarter	**24.40**	**19.67**	22.49	18.25	**0.215**	0.215

As of January 17, 2008, there were 930 shareholders of record of the Company's common stock, $1.00 par value, its only outstanding class of equity securities. This number does not include shareholders whose shares were held in nominee name.

KWR
LISTED
NYSE





Selected Financial Data

(In thousands except per share data, percentages, and number of employees)	2007[1]	2006	2005[2]	2004	2003	2002	2001[3]	2000[4]	1999[5]	1998[6]	1997[7]
Summary of Operations											
Net sales	$545,597	$460,451	$424,033	$400,695	$340,192	$274,521	$251,074	$267,570	$265,671	$264,453	$248,220
Income (loss) before taxes	22,735	18,440	6,615	17,457	24,118	24,318	14,430	26,486	27,151	16,797	19,735
Net income (loss)	15,471	11,667	1,688	8,974	14,833	14,297	7,665	17,163	15,651	10,650	12,611
Per share											
Net income (loss) basic	1.55	1.19	0.17	0.93	1.58	1.56	0.85	1.94	1.76	1.21	1.45
Net income (loss) diluted	1.53	1.18	0.17	0.90	1.52	1.51	0.84	1.93	1.74	1.20	1.45
Dividends declared	0.86	0.86	0.86	0.86	0.84	0.84	0.82	0.80	0.77	0.74	0.71
Dividends paid	0.86	0.86	0.86	0.855	0.84	0.835	0.82	0.79	0.765	0.73	0.705
Financial Position											
Current assets	213,501	186,241	165,993	171,187	142,942	103,673	92,930	103,181	96,241	96,068	95,857
Current liabilities	106,351	90,179	86,888	125,618	105,805	66,144	45,506	50,200	44,657	50,432	47,759
Working capital	107,150	96,062	79,105	45,569	37,137	37,529	47,424	52,981	51,584	45,636	48,098
Property, plant, and equipment, net	62,287	60,927	56,897	62,888	62,391	48,512	38,244	42,459	44,752	49,622	40,654
Total assets	399,049	357,382	331,995	324,893	289,467	213,858	179,666	188,239	182,213	191,403	172,463
Long-term debt	78,487	85,237	67,410	14,848	15,827	16,590	19,380	22,295	25,122	25,344	25,203
Shareholders' equity	130,393	110,831	105,907	122,587	112,352	88,055	80,899	84,907	81,199	83,735	74,976
Other Data											
Current ratio	2.0/1	2.1/1	1.9/1	1.4/1	1.4/1	1.6/1	2.0/1	2.1/1	2.2/1	1.9/1	2.0/1
Capital expenditures	9,165	12,379	6,989	8,643	12,608	10,837	8,036	6,126	5,726	8,099	5,580
Net income (loss) as a percentage of net sales	2.8%	2.5%	0.4%	2.2%	4.4%	5.2%	3.1%	6.4%	5.9%	4.0%	5.1%
Return on average shareholders' equity	12.8%	10.8%	1.5%	7.6%	14.8%	17.0%	9.2%	20.7%	19.0%	13.4%	17.0%
Shareholders' equity per share at end of year	12.85	11.20	10.90	12.68	11.69	9.43	8.85	9.59	9.09	9.41	8.60
Common stock per share price range:											
High	25.00	22.49	25.07	30.70	30.75	25.50	22.30	19.25	18.38	21.00	19.81
Low	19.25	16.70	15.80	21.84	18.07	18.22	16.12	13.38	13.50	13.00	15.00
Number of shares outstanding at end of year	10,147	9,926	9,726	9,669	9,610	9,340	9,137	8,851	8,934	8,894	8,720
Number of employees at end of year:											
Consolidated subsidiaries	1,335	1,287	1,226	1,235	1,141	1,038	955	943	923	923	871
Associated companies	163	159	155	152	148	144	156	205	247	266	250

(1) The results for 2007 include a pre-tax environmental charge of $3,300 for the settlement of the ACP litigation and ongoing remediation activities at the site; a pre-tax charge of $701 related to a discontinued strategic initiative; a pre-tax charge of $487 related to certain customer bankruptcies; a non-cash out-of-period tax benefit adjustment of $993 primarily related to deferred tax accounting for the Company's foreign pension plans; a tax refund of $665 relating to the Company's increased investment in China; and a $391 tax charge related to the revaluation of deferred tax assets as a result of a tax law change.

(2) The results of operations for 2005 include restructuring charges and related activities of $10,320 pre tax, $6,677 after tax, or $0.68 per diluted share; proceeds from the sale of real estate by the Company's real estate joint venture of $4,187 pre tax, $2,709 after tax, or $0.28 per diluted share; and a tax charge associated with the repatriation of accumulated earnings of its foreign subsidiaries of $1,000 or $0.10 per diluted share.

(3) The results of operations for 2001 include restructuring charges of $5,854 pre tax, $4,039 after tax, or $0.44 per diluted share; an additional provision for doubtful accounts related to the poor financial condition of certain customers of $2,000 pre tax, $1,380 after tax, or $0.15 per diluted share; an environmental charge of $500 pre tax, $345 after tax, or $0.04 per diluted share; and nonrecurring organizational structure charges of $267 pre tax, $184 after tax, or $0.02 per diluted share. Excluding these items, net income for 2001 was $13,613, or $1.49 per diluted share.

(4) The results of operations for 2000 include an additional provision for doubtful accounts related to the poor financial condition of certain customers of $1,672 pre tax, $1,154 after tax, or $0.13 per diluted share; a net gain on exit of businesses of $1,473 pre tax, $1,016 after tax, or $0.11 per diluted share; and an environmental charge of $1,500 pre tax, $1,035 after tax, or $0.11 per diluted share. Excluding these items, net income for 2000 was $18,336, or $2.06 per diluted share.

(5) The results of operations for 1999 include a net restructuring credit of $314 pre tax, $188 after tax, or $0.02 per diluted share. Excluding this credit, net income for 1999 was $15,462, or $1.72 per diluted share.

(6) The results of operations for 1998 include net restructuring and integration charges of $5,261 pre tax, $2,882 after tax and minority interest, or $0.33 per diluted share. Excluding these charges, net income for 1998 was $13,532, or $1.53 per diluted share.

(7) The results of operations for 1997 include a gain on the sale of the European pulp and paper business of $2,621 pre tax, $1,703 after tax, or $0.20 per diluted share and a litigation charge of $2,000 pre tax, $1,320 after tax, or $0.16 per diluted share. Excluding these items, net income was $12,228, or $1.41 per diluted share.

Net Sales
In millions



Operating Cash Flow
In millions

$27.5

Net Income and EBITDA
In millions



Diluted Earnings Per Share
Percentage increase from 2006

30%

Gross Margin in Dollars
Percentage increase from 2006

18%

Revenue by Region 2007
In millions


South America
Europe

Compounded Annual Growth Rate
In revenue since 2001

20%

Asia/Pacific

13%

North America, South America, and Europe

Revenue Growth 2001 vs. 2007
In millions



(1) Excludes restructuring charge, allowance for doubtful accounts and environmental reserve which reduced net income by $5.9 million and EBITDA by $8.6 million.

(2) Excludes restructuring charges which reduced net income by $6.7 million and EBITDA by $10.2 million and a gain in sale of real estate which increased net income by $2.7 million and EBITDA by $4.2 million, and a one-time tax charge which reduced net income by $1.0 million.

(3) Excludes environmental litigation settlement of $3.3 million and out-of-period tax adjustment of $1.0 million which reduced net income by $1.1 million and EBITDA by $3.3 million.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-12019

QUAKER CHEMICAL CORPORATION
(Exact name of Registrant as specified in its charter)

A Pennsylvania Corporation	**No. 23-0993790**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
One Quaker Park, 901 Hector Street, Conshohocken, Pennsylvania	**19428**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (610) 832-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each Exchange on which registered
Common Stock, $1.00 par value	**New York Stock Exchange**
Stock Purchase Rights	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒

Non-accelerated filer ☐ (Do not check if smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

State aggregate market value of common stock held by non-affiliates of the Registrant. (The aggregate market value is computed by reference to the last reported sale on the New York Stock Exchange on June 29, 2007): $238,506,650

Indicate the number of shares outstanding of each of the Registrant's classes of common stock as of the latest practicable date: 10,227,877 shares of Common Stock, $1.00 Par Value, as of February 29, 2008.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on May 7, 2008 are incorporated by reference into Part III.

PART I

As used in this Report, the terms "Quaker," the "Company," "we" and "our" refer to Quaker Chemical Corporation, its subsidiaries, and associated companies, unless the context otherwise requires.

Item 1. *Business.*

General Description

Quaker develops, produces, and markets a broad range of formulated chemical specialty products for various heavy industrial and manufacturing applications and, in addition, offers and markets chemical management services ("CMS"). Quaker's principal products and services include: (i) rolling lubricants (used by manufacturers of steel in the hot and cold rolling of steel and by manufacturers of aluminum in the hot rolling of aluminum); (ii) corrosion preventives (used by steel and metalworking customers to protect metal during manufacture, storage, and shipment); (iii) metal finishing compounds (used to prepare metal surfaces for special treatments such as galvanizing and tin plating and to prepare metal for further processing); (iv) machining and grinding compounds (used by metalworking customers in cutting, shaping, and grinding metal parts which require special treatment to enable them to tolerate the manufacturing process, achieve closer tolerance, and improve tool life); (v) forming compounds (used to facilitate the drawing and extrusion of metal products); (vi) hydraulic fluids (used by steel, metalworking, and other customers to operate hydraulically activated equipment); (vii) technology for the removal of hydrogen sulfide in various industrial applications; (viii) chemical milling maskants for the aerospace industry and temporary and permanent coatings for metal and concrete products; (ix) construction products, such as flexible sealants and protective coatings, for various applications; and (x) programs to provide chemical management services. Individual product lines representing more than 10% of consolidated revenues for any of the past three years are as follows:

	2007	2006	2005
Rolling lubricants	19.8%	21.0%	21.3%
Machining and grinding compounds	17.6%	16.6%	16.4%
Chemical management services	12.2%	10.3%	11.7%
Hydraulic fluids	10.7%	10.8%	10.4%
Corrosion preventives	10.3%	10.6%	9.5%

A substantial portion of Quaker's sales worldwide are made directly through its own employees and its CMS programs with the balance being handled through value-added resellers and agents. Quaker employees visit the plants of customers regularly and, through training and experience, identify production needs which can be resolved or alleviated either by adapting Quaker's existing products or by applying new formulations developed in Quaker's laboratories. Quaker makes little use of advertising but relies heavily upon its reputation in the markets which it serves. Generally, separate manufacturing facilities of a single customer are served by different personnel. As part of the Company's chemical management services, certain third-party product sales to customers are managed by the Company. Where the Company acts as a principal, revenues are recognized on a gross reporting basis at the selling price negotiated with the customers. Where the Company acts as an agent, such revenue is recorded using net reporting as service revenues, at the amount of the administrative fee earned by the Company for ordering the goods. Third-party products transferred under arrangements resulting in net reporting totaled $52.7 million, $62.8 million and $38.8 million for 2007, 2006 and 2005, respectively. The Company recognizes revenue in accordance with the terms of the underlying agreements, when title and risk of loss have been transferred, collectibility is reasonably assured, and pricing is fixed or determinable. This generally occurs for product sales when products are shipped to customers or, for consignment arrangements, upon usage by the customer and when services are performed. License fees and royalties are recognized in accordance with agreed-upon terms, when performance obligations are satisfied, the amount is fixed or determinable, and collectibility is reasonably assured, and are included in other income.

Competition

The chemical specialty industry comprises a number of companies of similar size as well as companies larger and smaller than Quaker. Quaker cannot readily determine its precise position in every industry it serves. Based on information available to Quaker, however, it is estimated that Quaker holds a leading and significant global position (among a group in excess of 25 other suppliers) in the market for process fluids to produce sheet steel. It is also believed that Quaker holds significant global positions in the markets for process fluids in portions of the automotive and industrial markets. Many competitors are in fewer and more specialized product classifications or provide different levels of technical services in terms of specific formulations for individual customers. Competition in the industry is based primarily on the ability to provide products that meet the needs of the customer and render technical services and laboratory assistance to customers and, to a lesser extent, on price.

Major Customers and Markets

In 2007, Quaker's five largest customers (each composed of multiple subsidiaries or divisions with semi-autonomous purchasing authority) accounted for approximately 29% of its consolidated net sales with the largest customer (Arcelor-Mittal Group) accounting for approximately 10% of consolidated net sales. A significant portion of Quaker's revenues are realized from the sale of process fluids and services to manufacturers of steel, automobiles, appliances, and durable goods, and, therefore, Quaker is subject to the same business cycles as those experienced by these manufacturers and their customers. Furthermore, steel customers typically have limited manufacturing locations as compared to metalworking customers and generally use higher volumes of products at a single location. Accordingly, the loss or closure of a steel mill or other major customer site can have a material adverse effect on Quaker's business.

Raw Materials

Quaker uses over 1,000 raw materials, including mineral oils and derivatives, animal fats and derivatives, vegetable oils and derivatives, ethylene derivatives, solvents, surface active agents, chlorinated paraffinic compounds, and a wide variety of other organic and inorganic compounds. In 2007, three raw material groups (mineral oils and derivatives, animal fats and derivatives, and vegetable oils and derivatives) each accounted for as much as 10% of the total cost of Quaker's raw material purchases. The price of mineral oil can be affected by the price of crude oil and refining capacity. In addition, animal fat and vegetable oil prices have increased due to increased biodiesel consumption. Accordingly, significant fluctuations in the price of crude oil can have a material effect upon the Company's business. Many of the raw materials used by Quaker are "commodity" chemicals, and, therefore, Quaker's earnings can be affected by market changes in raw material prices. Quaker has multiple sources of supply for most materials, and management believes that the failure of any single supplier would not have a material adverse effect upon its business. Reference is made to the disclosure contained in Item 7A of this Report.

Patents and Trademarks

Quaker has a limited number of patents and patent applications, including patents issued, applied for, or acquired in the United States and in various foreign countries, some of which may prove to be material to its business. Principal reliance is placed upon Quaker's proprietary formulae and the application of its skills and experience to meet customer needs. Quaker's products are identified by trademarks that are registered throughout its marketing area.

Research and Development—Laboratories

Quaker's research and development laboratories are directed primarily toward applied research and development since the nature of Quaker's business requires continual modification and improvement of formulations to provide chemical specialties to satisfy customer requirements. Quaker maintains quality control laboratory facilities in each of its manufacturing locations. In addition, Quaker maintains in Conshohocken, Pennsylvania, Placentia, California and Uithoorn, The Netherlands, laboratory facilities that are devoted primarily to applied research and development.

Research and development costs are expensed as incurred. Research and development expenses during 2007, 2006 and 2005 were $14.6 million, $13.0 million and $14.2 million, respectively.

Most of Quaker's subsidiaries and associated companies also have laboratory facilities. Although not as complete as the Conshohocken or Uithoorn laboratories, these facilities are generally sufficient for the requirements of the customers being served. If problems are encountered which cannot be resolved by local laboratories, such problems may be referred to the laboratory staff in Conshohocken or Uithoorn.

Regulatory Matters

In order to facilitate compliance with applicable Federal, state, and local statutes and regulations relating to occupational health and safety and protection of the environment, the Company has an ongoing program of site assessment for the purpose of identifying capital expenditures or other actions that may be necessary to comply with such requirements. The program includes periodic inspections of each facility by Quaker and/or independent experts, as well as ongoing inspections and training by on-site personnel. Such inspections are addressed to operational matters, record keeping, reporting requirements, and capital improvements. In 2007, capital expenditures directed solely or primarily to regulatory compliance amounted to approximately $0.9 million compared to $0.8 million and $0.7 million in 2006 and 2005, respectively. In 2008, the Company expects to incur approximately $2.6 million for capital expenditures directed primarily to regulatory compliance. Incorporated by reference is the information regarding AC Products, Inc. contained in Note 20 of Notes to Consolidated Financial Statements included in Item 8 of this Report.

Number of Employees

On December 31, 2007, Quaker's consolidated companies had 1,335 full-time employees of whom 560 were employed by the parent company and its U.S. subsidiaries and 775 were employed by its non-U.S. subsidiaries. Associated companies of Quaker (in which it owns 50% or less) employed 163 people on December 31, 2007.

Product Classification

The Company's reportable segments are as follows:

(1) *Metalworking process chemicals*—industrial process fluids for various heavy industrial and manufacturing applications.

(2) *Coatings*—temporary and permanent coatings for metal and concrete products and chemical milling maskants.

(3) *Other chemical products*—other various chemical products.

Incorporated by reference is the segment information contained in Note 15 of Notes to Consolidated Financial Statements included in Item 8 of this Report.

Non-U.S. Activities

Since significant revenues and earnings are generated by non-U.S. operations, Quaker's financial results are affected by currency fluctuations, particularly between the U.S. dollar, the E.U. euro, the Brazilian real, and the Chinese renminbi and the impact of those currency fluctuations on the underlying economies. Incorporated by reference is the foreign exchange risk information contained in Item 7A of this Report and the geographic information in Note 15 of Notes to Consolidated Financial Statements included in Item 8 of this Report.

Quaker on the Internet

Financial results, news and other information about Quaker can be accessed from the Company's Web site at http://www.quakerchem.com. This site includes important information on products and services, financial reports, news releases, and career opportunities. The Company's periodic and current reports on Forms 10-K, 10-Q and 8-K, including exhibits and supplemental schedules filed therewith, and amendments to those reports, filed with the Securities and Exchange Commission ("SEC") are available on the Company's Web site, free of charge, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Information that can be accessed through the Company's Web site is not incorporated by reference in this Report and accordingly you should not consider that information part of this Report.

Factors that May Affect Our Future Results

(Cautionary Statements under the Private Securities Litigation Reform Act of 1995)

Certain information included in this Report and other materials filed or to be filed by Quaker with the SEC (as well as information included in oral statements or other written statements made or to be made by us) contain or may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the fact that they do not relate strictly to historical or current facts. We have based these forward-looking statements on our current expectations about future events. These forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, intentions, financial condition, results of operations, future performance, and business, including:

- statements relating to our business strategy;
- our current and future results and plans; and
- statements that include the words "may," "could," "should," "would,""believe," "expect," "anticipate," "estimate," "intend," "plan" or similar expressions.

Such statements include information relating to current and future business activities, operational matters, capital spending, and financing sources. From time to time, oral or written forward-looking statements are also included in Quaker's periodic reports on Forms 10-Q and 8-K, press releases, and other materials released to the public.

Any or all of the forward-looking statements in this Report, in Quaker's Annual Report to Shareholders for 2007, and in any other public statements we make may turn out to be wrong. This can occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Many factors discussed in this Report will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from our forward-looking statements.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in Quaker's subsequent reports on Forms 10-K, 10-Q and 8-K should be consulted. These forward-looking statements are subject to risks, uncertainties and assumptions about us and our operations that are subject to change based on various important factors, some of which are beyond our control. A major risk is that the Company's demand is largely derived from the demand for its customers' products, which subjects the Company to uncertainties related to downturns in a customer's business and unanticipated customer production shutdowns. Other major risks and uncertainties include, but are not limited to, significant increases in raw material costs, worldwide economic and political conditions, foreign currency fluctuations, and terrorist attacks such as those that occurred on September 11, 2001, each of which is discussed in greater detail in Item 1A of this Report. Furthermore, the Company is subject to the same business cycles as those experienced by steel, automobile, aircraft, appliance, and durable goods manufacturers. These risks, uncertainties, and possible inaccurate assumptions relevant to our business could cause our actual results to differ materially from expected and historical results. Other factors beyond those discussed in this Report could also adversely affect us. Therefore, we caution you not to place undue reliance on our forward-looking statements. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Item 1A. ***Risk Factors***

Changes to the industries and markets that Quaker serves could have a material adverse effect on the Company's liquidity, financial position, and results of operations.

The chemical specialty industry comprises a number of companies of similar size as well as companies larger and smaller than Quaker. It is estimated that Quaker holds a leading global position in the markets for process fluids to produce sheet steel and in portions of the automotive and industrial markets. The industry is highly competitive, and a number of companies with significant financial resources and/or customer relationships compete with us to provide similar products and services. Our competitors may be positioned to offer more favorable pricing and service terms, resulting in reduced profitability and loss of market share for us. Historically, competition in the industry has been based primarily on the ability to provide products that meet the needs of the customer and render technical services and laboratory assistance to the customer and, to a lesser extent, on price. Success factors critical to the Company's business include successfully differentiating the Company's offering from its competition, operating efficiently and profitably as a globally integrated whole, and increasing market share and customer penetration through internally developed business programs and strategic acquisitions.

The business environment in which the Company operates remains challenging. The Company is subject to the same business cycles as those experienced by steel, automobile, aircraft, appliance, and durable goods manufacturers. A major risk is that the Company's demand is largely derived from the demand for its customers' products, which subjects the Company to uncertainties related to downturns in our customers' business and unanticipated customer production shutdowns or curtailments. Customer production within the steel and automotive industries has been recently slowing especially in the U.S. and European markets. This is further impacted by the loss of market share of certain of the Company's automotive customers in these markets. In addition, consolidation in the steel industry is concentrating sales among certain of the Company's key customers. The Company has limited ability to adjust its cost level contemporaneously with changes in sales and gross margins. Thus, a significant downturn in sales or gross margins due to weak end-user markets, loss of a significant customer, and/or rising raw material costs could have a material adverse effect on the Company's liquidity, financial position, and results of operations.

Our business depends on attracting and retaining qualified management personnel.

The unanticipated departure of any key member of our management team could have an adverse effect on our business. Given the relative size of the Company and the breadth of its global operations, there are a limited number of qualified management personnel to assume the responsibilities of management level employees should there be management turnover. In addition, because of the specialized and technical nature of our business, our future performance is dependent on the continued service of, and our ability to attract and retain qualified management, commercial and technical personnel. Competition for such personnel is intense, and we may be unable to continue to attract or retain such personnel.

Inability to obtain sufficient price increases or contract concessions to offset increases in the costs of raw material could have a material adverse effect on the Company's liquidity, financial position, and results of operations. Price increases implemented could result in the loss of sales.

Quaker uses over 1,000 raw materials, including mineral oils and derivatives, animal fats and derivatives, vegetable oils and derivatives, ethylene derivatives, solvents, surface active agents, chlorinated paraffinic compounds, and a wide variety of other organic and inorganic compounds. In 2007, three raw material groups (mineral oils and derivatives, animal fats and derivatives, and vegetable oils and derivatives) each accounted for as much as 10% of the total cost of Quaker's raw material purchases. The price of mineral oil can be affected by the price of crude oil and refining capacity. In addition, many of the raw materials used by Quaker are "commodity" chemicals. Accordingly, Quaker's earnings can be affected by market changes in raw material prices.

Over the past three years, Quaker has experienced significant increases in its raw material costs, particularly crude oil derivatives. For example, the price of crude oil averaged $72 per barrel in 2007 versus $66 in 2006 and $57 in 2005. In addition, refining capacity has also been constrained by various factors, which further contributed to higher raw material costs and negatively impacted margins. Animal fat and vegetable oil prices have increased due to increased biodiesel consumption. In response, the Company has aggressively pursued price increases to offset the increased raw material costs. Although the Company has been successful in recovering a substantial amount of the raw material cost increases, it has experienced competitive as well as contractual constraints limiting pricing actions. In addition, as a result of the Company's pricing actions, customers may become more likely to consider competitors' products, some of which may be available at a lower cost. Significant loss of customers could result in a material adverse effect on the Company's results of operations.

Bankruptcy of a significant customer could have a material adverse effect on our liquidity, financial position, and results of operations.

During 2007, our five largest customers (each composed of multiple subsidiaries or divisions with semi-autonomous purchasing authority) together accounted for approximately 29% of our consolidated net sales with the largest customer (Arcelor-Mittal Group) accounting for approximately 10% of consolidated net sales.

A significant portion of Quaker's revenues is derived from sales to customers in the U.S. steel and automotive industries, where a number of bankruptcies occurred during recent years and companies have experienced financial difficulties. As part of the bankruptcy process, the Company's pre-petition receivables may not be realized, customer manufacturing sites may be closed or contracts voided. The bankruptcy of a major customer could have a material adverse effect on the Company's liquidity, financial position, and results of operations. Steel customers typically have limited manufacturing locations as compared to metalworking customers and generally use higher volumes of products at a single location. The loss or closure of a steel mill or other major customer site of a significant customer could have a material adverse effect on Quaker's business.

Failure to comply with any material provisions of our credit facility could have a material adverse effect on our liquidity, financial position, and results of operations.

The Company maintains a $125.0 million unsecured credit facility (the "Credit Facility") with a group of lenders, which can be increased to $175.0 million at the Company's option if lenders agree to increase their commitments and the Company satisfies certain conditions. The Credit Facility, which matures in 2012, provides the availability of revolving credit borrowings. In general, the borrowings under the Credit Facility bear interest at either a base rate or LIBOR rate plus a margin based on the Company's consolidated leverage ratio.

The Credit Facility contains limitations on capital expenditures, investments, acquisitions and liens, as well as default provisions customary for facilities of its type. While these covenants and restrictions are not currently considered to be overly restrictive, they could become more difficult to comply with as our business or financial conditions change. In addition, deterioration in the Company's results of operations or financial position could significantly increase borrowing costs.

Quaker is exposed to market rate risk for changes in interest rates, due to the variable interest rate applied to the Company's borrowings under its credit facilities. Accordingly, if interest rates rise significantly, the cost of debt to Quaker will increase, perhaps significantly, depending on the extent of Quaker's borrowings under the Credit Facility. At December 31, 2007, the Company had $73.8 million outstanding under its credit facilities. The

Company has entered into interest rate swaps in order to fix a portion of its variable rate debt and mitigate the risks associated with higher interest rates. The combined notional value of the swaps was $35.0 million at December 31, 2007. In February 2007, the Company completed a refinancing of its existing industrial development bonds to fix the interest rate of an additional $5.0 million of debt.

Failure to generate taxable income could have a material adverse effect on our financial position and results of operations.

At the end of 2007, the Company had net U.S. deferred tax assets totaling $16.8 million, excluding deferred tax assets relating to additional minimum pension liabilities. In addition, the Company has $4.9 million in operating loss carryforwards primarily related to certain of its foreign operations. The Company records valuation allowances when necessary to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company considers future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. However, in the event the Company were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax asset would be a non-cash charge to income in the period such determination was made, which could have a material adverse effect on the Company's financial statements. The Company continues to closely monitor this situation as it relates to its net deferred tax assets and the assessment of valuation allowances.

Environmental laws and regulations and pending legal proceedings may materially and adversely affect the Company's liquidity, financial position, and results of operations.

The Company is a party to proceedings, cases, and requests for information from, and negotiations with, various claimants and Federal and state agencies relating to various matters, including environmental matters. An adverse result in any such matters may materially and adversely affect the Company's liquidity, financial position, and results of operations. Incorporated herein by reference is the information concerning pending asbestos-related litigation against an inactive subsidiary and amounts accrued associated with certain environmental non-capital remediation costs in Note 20 of Notes to Consolidated Financial Statements which appears in Item 8 of this Report.

We might not be able to rapidly develop, manufacture and gain market acceptance of new and enhanced products required to maintain or expand our business.

We believe that our continued success depends on our ability to continuously develop and manufacture new products and product enhancements on a timely and cost-effective basis, in response to customers' demands for higher performance process chemicals, coatings and other chemical products. Our competitors may develop new products or enhancements to their products that offer performance, features and lower prices that may render our products less competitive or obsolete and, as a consequence, we may lose business and/or significant market share. The development and commercialization of new products requires significant expenditures over an extended period of time, and some products that we seek to develop may never become profitable. In addition, we may not be able to develop and introduce products incorporating new technologies in a timely manner that will satisfy our customers' future needs or achieve market acceptance.

The scope of our international operations subjects the Company to risks, including risks from changes in trade regulations, currency fluctuations, and political and economic instability.

Since significant revenues and earnings are generated by non-U.S. operations, Quaker's financial results are affected by currency fluctuations, particularly between the U.S. dollar, the E.U. euro, the Brazilian real, and the Chinese renminbi and the impact of those currency fluctuations on the underlying economies. During the past three years, sales by non-U.S. subsidiaries accounted for approximately 55% to 58% of the annual consolidated net sales. All of these operations use the local currency as their functional currency. The Company generally does not use financial instruments that expose it to significant risk involving foreign currency transactions; however, the size of non-U.S. activities has a significant impact on reported operating results and attendant net assets. Therefore, as exchange rates vary, Quaker's results can be materially affected. Incorporated by reference is the foreign exchange risk information contained in Item 7A of this Report and the geographic information in Note 15 of Notes to Consolidated Financial Statements included in Item 8 of this Report.

Additional risks associated with the Company's international operations include but are not limited to the following:

- Changes in economic conditions from country to country,
- Changes in a country's political condition,
- Trade protection measures,
- Licensing and other legal requirements,
- Local tax issues,
- Longer payment cycles in certain foreign markets,
- Restrictions on the repatriation of our assets, including cash,
- Significant foreign and United States taxes on repatriated cash,
- The difficulties of staffing and managing dispersed international operations,
- Less protective foreign intellectual property laws, and
- Legal systems which may be less developed and predictable than those in the United States.

Terrorist attacks, or other acts of violence or war may affect the markets in which we operate and our profitability.

Terrorist attacks may negatively affect our operations. There can be no assurance that there will not be further terrorist attacks against the U.S. or U.S. businesses. Terrorist attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Additional terrorist attacks may disrupt the global insurance and reinsurance industries with the result that we may not be able to obtain insurance at historical terms and levels for all of our facilities. Furthermore, additional attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect the sales of our products. The consequences of terrorist attacks or armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business.

Item 1B. *Unresolved Staff Comments.*

None.

Item 2. *Properties.*

Quaker's corporate headquarters and a laboratory facility are located in Conshohocken, Pennsylvania. Quaker's other principal facilities are located in Detroit, Michigan; Middletown, Ohio; Placentia, California; Santa Fe Springs, California; Uithoorn, The Netherlands; Santa Perpetua de Mogoda, Spain; Rio de Janeiro, Brazil; Tradate, Italy; and Qingpu, China, which commenced operations in January 2007. All of the properties except Placentia, California and Santa Fe Springs, California are used by the metalworking process chemicals segment. The Placentia, California and Santa Fe Springs, California properties are used by the coatings segment. With the exception of the Conshohocken, Placentia, Santa Fe Springs and Tradate sites, which are leased, all of these principal facilities are owned by Quaker and as of December 31, 2007 were mortgage free. Quaker also leases sales, laboratory, manufacturing, and warehouse facilities in other locations.

Quaker's aforementioned principal facilities (excluding Conshohocken) consist of various manufacturing, administrative, warehouse, and laboratory buildings. Substantially all of the buildings (including Conshohocken) are of fire-resistant construction and are equipped with sprinkler systems. All facilities are primarily of masonry and/or steel construction and are adequate and suitable for Quaker's present operations. The Company has a program to identify needed capital improvements that are implemented as management considers necessary or desirable. Most locations have various numbers of raw material storage tanks ranging from 7 to 66 at each location with a capacity ranging from 1,000 to 82,000 gallons and processing or manufacturing vessels ranging in capacity from 15 to 16,000 gallons.

In January 2001, the Company contributed its Conshohocken, Pennsylvania property and buildings (the "Site") into a real estate joint venture (the "Venture") in exchange for a 50% interest in the Venture. The Venture did not assume any debt or other obligations of the Company and the Company did not guarantee nor was it obligated to pay any principal, interest or penalties on any of the Venture's indebtedness. The Venture renovated certain of the existing buildings at the Site, as well as built new office space. In December 2000, the Company entered into an agreement with the Venture to lease approximately 38% of the Site's available office space for a 15-year period commencing February 2002, with multiple renewal options. The Company believes the terms of this lease were no less favorable than the terms it would have obtained from an unaffiliated third party. In February 2005, the Venture sold its real estate assets to an unrelated third party, which resulted in $4.2 million of proceeds to the Company after payment of the Venture's obligations.

In November 2006, the Company's former Chinese joint venture partner purchased the Wuxi joint venture's manufacturing facility, and production was transferred to the Company's Qingpu, China facility during 2007.

Each of Quaker's 50% or less owned non-U.S. associated companies owns or leases a plant and/or sales facilities in various locations.

Item 3. ***Legal Proceedings.***

The Company is a party to proceedings, cases, and requests for information from, and negotiations with, various claimants and Federal and state agencies relating to various matters, including environmental matters. Incorporated herein by reference is the information concerning pending asbestos-related litigation against an inactive subsidiary and amounts accrued associated with certain environmental non-capital remediation costs in Note 20 of Notes to Consolidated Financial Statements, which appears in Item 8 of this Report. The Company is a party to other litigation which management currently believes will not have a material adverse effect on the Company's results of operations, cash flow, or financial condition.

Item 4. ***Submission of Matters to a Vote of Security Holders.***

No matters were submitted to a vote of security holders during the last quarter of the period covered by this Report.

Item 4(a). ***Executive Officers of the Registrant.***

Set forth below are the executive officers of the Company. Each of the executive officers, with the exception of Mr. Hill, is elected annually to a one-year term. Mr. Hill is considered an executive officer in his capacity as principal accounting officer for purposes of this item.

Name, Age, and Present Position with the Company	Business Experience During Past Five Years and Period Served as an Officer
Ronald J. Naples, 62 Chairman of the Board and Chief Executive Officer, and Director	Mr. Naples has served in his current position since 1997.
Mark A. Featherstone, 46 Vice President, Chief Financial Officer and Treasurer	Mr. Featherstone was elected Chief Financial Officer and Treasurer, effective April 9, 2007 and Vice President in March 2005. He held the position of Global Controller from May 2001 to April 8, 2007.
Michael F. Barry, 49 Senior Vice President and Managing Director—North America	Mr. Barry assumed his current position in January 2006. He was Senior Vice President and Global Industry Leader—Metalworking and Coatings from July 2005 through December 2005. He was Vice President and Global Industry Leader—Industrial Metalworking and Coatings from January 2004 through June 2005 and Vice President and Chief Financial Officer from 1998 to August 2004.
D. Jeffry Benoliel, 49 Vice President, Secretary and General Counsel	Mr. Benoliel has served in his current position since 2001.
Jose Luiz Bregolato, 62 Vice President and Managing Director—South America	Mr. Bregolato has served in his current position since 1993.
Mark A. Harris, 53 Senior Vice President—Global Strategy and Marketing	Mr. Harris assumed his current position in January 2006. He was Senior Vice President and Global Industry Leader—Steel from July 2005 through December 2005. He was Vice President and Global Industry Leader—Steel from January 2001 through June 2005.
George H. Hill, 33 Global Controller	Mr. Hill assumed his current position on April 17, 2007. He was Assistant Global Controller from May 2004 until he assumed his current position and Manager, Financial Reporting from October 2002 to May 2004.
Jan F. Nieman, 47 Vice President and Managing Director—Asia/Pacific	Mr. Nieman was elected Vice President in February 2005, and has held the position of Managing Director, Asia/Pacific since August 2003. He was Global Business Unit Manager Value Added Resellers—Metalworking, Quaker Chemical B.V., the Company's Dutch affiliate, from October 2000 through July 2003.
Wilbert Platzer, 46 Vice President and Managing Director—Europe	Mr. Platzer assumed his current position in January 2006. He was Vice President—Global Industrial Metalworking from July 2005 through December 2005. He was Vice President—Worldwide Operations from January 2001 through June 2005.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.***

The Company's common stock is listed on the New York Stock Exchange ("NYSE") under the trading symbol KWR. The following table sets forth, for the calendar quarters during the past two most recent fiscal years, the range of high and low sales prices for the common stock as reported on the NYSE composite tape (amounts rounded to the nearest penny), and the quarterly dividends declared and paid:

	Price Range				Dividends Declared		Dividends Paid	
	2007		2006					
	High	Low	High	Low	2007	2006	2007	2006
First quarter	$24.18	$21.01	$21.75	$18.90	$0.215	$0.215	$0.215	$0.215
Second quarter	24.74	22.10	21.94	16.70	0.215	0.215	0.215	0.215
Third quarter	25.00	19.25	20.29	18.04	0.215	0.215	0.215	0.215
Fourth quarter	24.40	19.67	22.49	18.25	0.215	0.215	0.215	0.215

As of January 17, 2008, there were 930 shareholders of record of the Company's common stock, its only outstanding class of equity securities.

Every holder of Quaker common stock is entitled to one vote or ten votes for each share held of record on any record date depending on how long each share has been held. As of January 17, 2008, 10,147,319 shares of Quaker common stock were issued and outstanding. Based on the information available to the Company on January 17, 2008, the holders of 1,040,064 shares of Quaker common stock would have been entitled to cast ten votes for each share, or approximately 53% of the total votes that would have been entitled to be cast as of that record date and the holders of 9,107,255 shares of Quaker common stock would have been entitled to cast one vote for each share, or approximately 47% of the total votes that would have been entitled to be cast as of that date. The number of shares that are indicated as entitled to one vote includes those shares presumed to be entitled to only one vote. Because the holders of these shares may rebut this presumption, the total number of votes entitled to be cast as of January 17, 2008 could be more than 19,507,895.

Reference is made to the information in Item 12 of this Report under the caption "Equity Compensation Plans," which is incorporated herein by this reference.

The following graph compares the cumulative total return (assuming reinvestment of dividends) from December 31, 2002 to December 31, 2007 for (i) Quaker's common stock, (ii) the S&P SmallCap 600 Stock Index (the "SmallCap Index") and (iii) the S&P Chemicals (Specialty) Index-SmallCap (the "Chemicals Index"). The graph assumes the investment of $100 on December 31, 2002 in each of Quaker's common stock, the stocks comprising the SmallCap Index, and the stocks comprising the Chemicals Index.


COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN
Dollars
250
200
150
100
50
0
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06
Dec 07
QUAKER CHEMICAL CORP
SMALLCAP INDEX
CHEMICALS INDEX

	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
Quaker	$100	$137.33	$114.84	$93.03	$111.53	$115.41
SmallCap Index	100	138.79	170.22	183.30	211.01	210.38
Chemicals Index	100	138.02	155.42	130.57	180.55	185.61

Item 6. *Selected Financial Data.*

The following table sets forth selected financial information for the Company and its consolidated subsidiaries:

	2007[1]	2006	2005[2]	2004	2003
		(In thousands, except per share amounts)			
Summary of Operations:					
Net sales	$545,597	$460,451	$424,033	$400,695	$340,192
Income before taxes, equity income and minority interest	22,735	18,440	6,615	17,457	24,118
Net income	15,471	11,667	1,688	8,974	14,833
Per share:					
Net income-basic	$ 1.55	$ 1.19	$ 0.17	$ 0.93	$ 1.58
Net income-diluted	1.53	$ 1.18	0.17	0.90	1.52
Dividends declared	0.86	0.86	0.86	0.86	0.84
Dividends paid	0.86	0.86	0.86	0.855	0.84
Financial Position:					
Working capital	$107,150	$ 96,062	$ 79,105	$ 45,569	$ 37,137
Total assets	399,049	357,382	331,995	324,893	289,467
Long-term debt	78,487	85,237	67,410	14,848	15,827
Shareholders' equity	130,393	110,831	105,907	122,587	112,352

Following amounts in thousands

(1) The results of operation for 2007 include a pre-tax environmental charge of $3,300 for the settlement of the ACP litigation and ongoing remediation activities at the site; a pre-tax charge of $701 related to a discontinued strategic initiative; a pre-tax charge of $487 related to certain customer bankruptcies; a non-cash out-of-period tax benefit adjustment of $993 primarily related to deferred tax accounting for the Company's foreign pension plans; a tax refund of $665 relating to the Company's increased investment in China; and a $391 tax charge related to the revaluation of deferred tax assets as a result of a tax law change.

(2) The results of operation for 2005 include a net pre-tax charge for restructuring and related activities of $10,320, proceeds from the sale of real estate by the Company's real estate joint venture of $4,187, and a $1,000 tax charge associated with the repatriation of accumulated earnings of its foreign subsidiaries.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Executive Summary

Quaker Chemical Corporation is a worldwide developer, producer, and marketer of chemical specialty products and a provider of chemical management services ("CMS") for various heavy industrial and manufacturing applications around the globe with significant sales to the steel and automotive industries.

The revenue growth in 2007 was due to higher volumes, particularly in China and Europe, and increased selling prices. CMS revenues were also higher due to the renewal and restructuring of several of the Company's contracts throughout the year. Higher selling prices, combined with improved CMS profitability, helped offset higher raw material and third-party finished product costs, resulting in significantly higher gross margin dollars but with a slight decrease in gross margin as a percentage of sales as compared to 2006. Raw material costs continued to be higher as compared to the prior year and continued to steadily rise throughout the year. Factors impacting higher selling, general and administrative costs in 2007 include continued expansion into Asia/Pacific, higher commissions related to higher sales, higher incentive compensation as a result of higher earnings, higher legal and environmental costs, foreign exchange rate translation, as well as inflationary increases.

The full year 2007 results included some unusual items as well. A $3.3 million environmental charge was taken related to the settlement of environmental litigation involving AC Products, Inc. ("ACP"), a wholly owned subsidiary of Quaker, as well as additional costs for the estimated future remediation costs. A $0.7 million charge related to a discontinued strategic initiative and a $0.5 million charge related to certain customer bankruptcies were also taken. The effective tax rate includes a $0.7 million refund of taxes in China as a result of the Company's increased investment and a non-cash out-of-period tax benefit adjustment of $1.0 million related to certain deferred tax items, as well as a $0.4 million charge related to the revaluation of deferred tax assets due to a tax law change.

The net result was a considerable improvement in earnings per diluted share of $1.53 for 2007, compared to $1.18 for 2006. Notwithstanding the Company's improved performance, the continued strength of the business environment is subject to limited visibility due to continued raw material price volatility and an uncertain global economic environment. With crude oil near $100 per barrel and animal fats and vegetable oils impacted by increased biodiesel consumption, raw material prices continue to be a challenge. Any improvement in gross margin as a percentage of sales will depend in part upon a sustained period of stable or declining raw material costs. While demand is generally expected to remain stable, volume in certain markets was limited by customer end-market issues, including reduced vehicle sales experienced by some automotive customers and reduced steel demand, particularly in the U.S. With the settlement of the ACP environmental litigation, legal and environmental costs are expected to decline in the future. The Company will remain focused on pursuing revenue opportunities, managing its raw material and other costs, and pursuing pricing initiatives.

Critical Accounting Policies and Estimates

Quaker's discussion and analysis of its financial condition and results of operations are based upon Quaker's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Quaker to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Quaker evaluates its estimates, including those related to customer sales incentives, product returns, bad debts, inventories, property, plant, and equipment, investments, goodwill, intangible assets, income taxes, financing operations, restructuring, incentive compensation plans (including equity-based compensation), pensions and other postretirement benefits, and contingencies and litigation. Quaker bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Quaker believes the following critical accounting policies describe the more significant judgments and estimates used in the preparation of its consolidated financial statements:

1. Accounts receivable and inventory reserves and exposures—Quaker establishes allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Quaker's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. As part of its terms of trade, Quaker may custom manufacture products for certain large customers and/or may ship product on a consignment basis. Further, a significant portion of Quaker's revenues is derived from sales to customers in the U.S. steel and automotive industries, where a number of bankruptcies have occurred during recent years and companies have experienced financial difficulties. When a bankruptcy occurs, Quaker must judge the amount of proceeds, if any, that may ultimately be received through the bankruptcy or liquidation process. These matters may increase the Company's exposure should a bankruptcy occur, and may require write down or disposal of certain inventory due to its estimated obsolescence or limited marketability. Reserves for customers filing for bankruptcy protection are generally established at 75-100% of the amount outstanding at the filing date, dependent on the Company's evaluation of likely proceeds from the bankruptcy process. Large and/or financially distressed customers are generally reserved for on a specific review basis while a general reserve is established for other customers based on historical experience. The Company's consolidated allowance for doubtful accounts was $3.1 million and $3.2 million at December 31, 2007 and 2006, respectively. Further, the Company recorded provisions for doubtful accounts of $0.0 million, $0.0 million and $1.2 million in 2007, 2006 and 2005 respectively. An increase of 10% to the recorded provisions would have decreased the Company's pre-tax earnings by $0.0 million, $0.0 million and $0.12 million in 2007, 2006 and 2005, respectively.

2. Environmental and litigation reserves—Accruals for environmental and litigation matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities are exclusive of claims against third parties and are not discounted. Environmental costs and remediation costs are capitalized if the costs extend the life, increase the capacity or improve the safety or efficiency of the property from the date acquired or constructed, and/or mitigate or prevent contamination in the future. Estimates for accruals for environmental matters are based on a variety of potential technical solutions, governmental regulations and other factors, and are subject to a large range of potential costs for remediation and other actions. A considerable amount of judgment is required in determining the most likely estimate within the range, and the factors determining this judgment may vary over time. Similarly, reserves for litigation and similar matters are based on a range of potential outcomes and require considerable judgment in determining the most probable outcome. If no amount within the range is considered more probable than any other amount, the Company accrues the lowest amount in the range in accordance with generally accepted accounting principles. An inactive subsidiary of the Company is involved in asbestos litigation. If the Company ever concludes that it is probable it will be liable for any of the obligations of such subsidiary, then it will record the associated liabilities if they can be reasonably estimated. The Company will reassess this situation periodically in accordance with SFAS No. 5, "Accounting for Contingencies." See Note 20 of Notes to Consolidated Financial Statements which appears in Item 8 of this Report.

3. Realizability of equity investments—Quaker holds equity investments in various foreign companies, whereby it has the ability to influence, but not control, the operations of the entity and its future results. Quaker records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions, poor operating results of underlying investments, or devaluation of foreign currencies could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value. These factors may result in an impairment charge in the future. The carrying amount of the Company's equity investments at December 31, 2007 was $7.3 million and was comprised of three investments totaling $3.9 million, $2.4 million and $1.0 million, respectively.

4. Tax exposures, valuation allowances and uncertain tax positions—Quaker records expenses and liabilities for taxes based on estimates of amounts that will be ultimately determined to be deductible in tax returns filed in various jurisdictions. The filed tax returns are subject to audit, often several years subsequent to the date of the financial statements. Disputes or disagreements may arise during audits over the timing or validity of certain items or deductions, which may not be resolved for extended periods of time. Quaker adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48") on January 1, 2007. FIN 48 applies to all income tax positions taken on previously filed tax returns or expected to be taken on a future tax return. FIN 48 prescribes a benefit recognition model with a two-step approach, a more-likely-than-not recognition criterion, and a measurement attribute that measures the position as the largest amount of tax benefit that is greater than 50% likely of being realized upon effective settlement. FIN 48 also requires that the amount of interest expense and income to be recognized related to uncertain tax positions be computed by applying the applicable statutory rate of interest to the difference between the tax position recognized in accordance with FIN 48, including timing differences, and the amount previously taken or expected to be taken in a tax return. Quaker also records valuation allowances when necessary to reduce its deferred tax assets to the amount that is more likely than not to be realized. While Quaker has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event Quaker were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should Quaker determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made which could have a material adverse impact on the Company's financial statements. U.S. income taxes have not been provided on the undistributed earnings of non-U.S. subsidiaries since it is the Company's intention to continue to reinvest these earnings in those subsidiaries for working capital needs and growth initiatives. U.S. and foreign income taxes that would be payable if such earnings were distributed may be lower than the amount computed at the U.S. statutory rate due to the availability of foreign tax credits.

5. Restructuring liabilities—Restructuring charges may consist of charges for employee severance, rationalization of manufacturing facilities and other items. In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" and the Company adopted the provisions of SFAS No. 146 effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred.

6. Goodwill and other intangible assets—Goodwill and other intangible assets are evaluated in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Intangible assets, which do not have indefinite lives, are recorded at fair value and amortized over a straight-line basis over the life of the intangible asset based on third-party valuations of the assets. Goodwill and intangible assets, which have indefinite lives, are not amortized and are required to be assessed at least annually for impairment. The Company compares the assets' fair value to their carrying value primarily based on future discounted cash flows in order to determine if an impairment charge is warranted. The estimates of future cash flows involve considerable management judgment and are based upon assumptions about expected future operating performance. Assumptions used in these forecasts are consistent with internal planning. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance, and economic conditions. The Company completed its annual impairment assessment as of the end of the third quarter 2007, and no impairment charge was warranted. The Company's consolidated goodwill and indefinite-lived intangible assets at December 31, 2007 and 2006 were $44.4 million and $39.3 million, respectively. The Company's assumption of weighted average cost of capital and estimated future net operating profit after tax (NOPAT) are particularly important in determining whether an impairment charge has been incurred. The Company currently uses a weighted average cost of capital of 12% and, at September 30, 2007, this assumption would have had to increase by more than 4.2 percentage points before any of the Company's reporting units would fail step one of the SFAS No. 142 impairment

analysis. Further, at September 30, 2007, the Company's estimate of future NOPAT would have had to decrease by more than 26% before any of the Company's reporting units would be considered potentially impaired.

7. Postretirement benefits—The Company provides certain pension and other postretirement benefits to employees and retirees. Independent actuaries, in accordance with accounting principles generally accepted in the United States, perform the required valuations to determine benefit expense and, if necessary, non-cash charges to equity for additional minimum pension liabilities. Critical assumptions used in the actuarial valuation include the weighted average discount rate, rates of increase in compensation levels, and expected long-term rates of return on assets. If different assumptions were used, additional pension expense or charges to equity might be required. For 2006, the Company incurred such a non-cash charge to equity of $9.3 million, in connection with the adoption of SFAS No. 158, "Employers' Accounting for Defined Benefit and Other Postretirement Plans." The Company's pension plan year-end is November 30, which serves as the measurement date. The following table highlights the potential impact on the Company's pre-tax earnings due to changes in assumptions with respect to the Company's pension plans, based on assets and liabilities at December 31, 2007:

	½ Percentage Point Increase			½ Percentage Point Decrease		
	Foreign	Domestic	Total	Foreign	Domestic	Total
	(Dollars in millions)					
Discount rate	$(0.5)	$(0.1)	$(0.6)	$0.5	$0.1	$0.6
Expected rate of return on plan assets	$(0.2)	$(0.2)	$(0.4)	$0.2	$0.2	$0.4

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 establishes a common definition for fair value to be applied to U.S. GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of this standard on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB No. 115" (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This statement also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The application of SFAS No. 159 is elective and the Company has chosen not to measure any additional financial instruments or any other items at fair value. The Company is currently assessing the impact of this standard on its consolidated financial statements.

In September 2007, EITF Issue 06-11 "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" (EITF 06-11) was issued. EITF 06-11 should be applied prospectively to the income tax benefits that result from dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning after December 15, 2007, and interim periods within those years. The Company is currently assessing the impact of this standard on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations (FAS 141(R))" and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, as amendment of ARB No. 51 (FAS 160)." FAS 141(R) will significantly change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. Some of the changes, such as the accounting for contingent consideration, will introduce more volatility into earnings. FAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. FAS 141(R) will be applied prospectively. FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of FAS 160 shall be applied prospectively. FAS 141(R) and FAS 160 are effective for fiscal years beginning on or after December 15, 2008. The Company is currently assessing the impact of these standards on its financial statements.

Liquidity and Capital Resources

Quaker's cash and cash equivalents increased to $20.2 million at December 31, 2007 from $16.1 million at December 31, 2006. The $4.1 million increase resulted primarily from $27.5 million of cash provided by operating activities, offset in part by, $9.4 million of cash used in investing activities and $15.9 million of cash used in financing activities. The $27.5 million of cash provided by operating activities is the highest level the Company has achieved in recent history.

Net cash flows provided by operating activities were $27.5 million in 2007, compared to $8.2 million in 2006. The increased cash flow was largely due to lower working capital requirements in 2007 compared to 2006. Despite an $85.1 million sales increase, higher raw material costs, and increased business from our CMS channel, all of which typically require incremental investments in working capital, the Company has made significant progress around the globe in limiting the pace of such increased investment. In addition, the Company's higher net income, higher depreciation, and the 2006 completion of all restructuring activities were also significant factors in the increased cash flow from operating activities.

Net cash flows used in investing activities were $9.4 million in 2007, compared to $13.5 million in 2006. The decreased use of cash was primarily due to lower capital expenditures as a result of reduced capital expansion and replacement activities in North America, Europe and Asia/Pacific. Also contributing to the decreased use of cash was higher cash inflow from the Company's below-described restricted cash relating to asbestos costs of an inactive subsidiary of the Company. This cash inflow is equally offset as an outflow of cash in cash flows from operating activities as the inactive subsidiary makes payments for claims and costs of defense in accordance with the settlement and release agreements. Also, contributing to the change in investing cash flows are higher payments related to acquisitions in 2007. In the first quarter of 2007, the Company made the second of four annual payments of $1.0 million related to the 2005 acquisition of the remaining 40% interest in its Brazilian joint venture. In the second quarter of 2007, the Company's Q2 Technologies joint venture acquired the oil and gas field chemical business of Frontier Research and Chemicals, Inc., for $0.5 million. In the fourth quarter of 2007, the Company made the second payment related to the 2006 acquisition of the remaining minority interest in its China joint venture for $0.8 million.

In January 2001, the Company contributed its Conshohocken, Pennsylvania property and buildings (the "Site") into a real estate joint venture (the "Venture") in exchange for a 50% interest in the Venture. The Venture did not assume any debt or other obligations of the Company and the Company did not guarantee nor was it obligated to pay any principal, interest or penalties on any of the Venture's indebtedness. The Venture renovated certain of the existing buildings at the Site, as well as built new office space. In December 2000, the Company entered into an agreement with the Venture to lease approximately 38% of the Site's available office space for a 15-year period commencing February 2002, with multiple renewal options. The Company believes the terms of this lease were no less favorable than the terms it would have obtained from an unaffiliated third party. In February 2005, the Venture sold its real estate assets to an unrelated third party, which resulted in $4.2 million of proceeds to the Company after payment of the Venture's obligations. The proceeds include a gain of $3.0 million related to the sale by the Venture of its real estate holdings as well as $1.2 million of preferred distributions.

In the first quarter of 2007, an inactive subsidiary of the Company reached a settlement agreement and release with one of its insurance carriers for $20.0 million. The proceeds of the settlement are restricted and can only be used to pay claims and costs of defense associated with this subsidiary's asbestos litigation. The payments are structured to be received over a four-year period with annual installments of $5.0 million, the first of which was received in the second quarter of 2007. The subsequent installments are contingent upon whether or not Federal asbestos legislation is adopted by the due date of each annual installment. If Federal asbestos legislation is so enacted, and requires the carrier to contribute into a trust or similar vehicle as a result of the policies issued to the subsidiary, then the insurance carrier's obligation to make the subsequent installments will be cancelled. During the third quarter of 2007, the same inactive subsidiary and one of its insurance carriers entered into a Claim Handling and Funding Agreement, under which the carrier will pay 27% of the defense and indemnity costs incurred by or on behalf of the subsidiary in connection with asbestos bodily injury claims for a minimum of five years beginning July 1, 2007. See Notes 18, 19 and 20 of Notes to Consolidated Financial Statements which appears in Item 8 of this Report.

Net cash used in financing activities was $15.9 million in 2007, compared to $4.2 million of cash provided by financing activities for 2006. The change was caused primarily by borrowings in the prior year used to fund the Company's working capital needs, as well as the restructuring activities taken in the fourth quarter of 2005, compared to net repayments in 2007 on strong operating cash flow results. In 2007, the Company experienced a high level of stock option exercises compared to the prior year, which contributed to the change in net cash flows from financing activities.

ACP entered into a settlement agreement with the Orange County Water District, effective October 17, 2007, relating to environmental litigation initiated in late 2004. In the third quarter of 2007, the Company recorded a $3.3 million charge to cover a payment of $2.0 million in settlement of the litigation, and $1.3 million of increased reserves for its future expenditures for soil and water remediation program. See also Note 20 of Notes to Consolidated Financial Statements which appears in Item 8 of this Report.

On August 13, 2007, Quaker and certain of its wholly owned subsidiaries entered into a second amendment to the syndicated multicurrency credit agreement with Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, and certain other financial institutions as lenders. The amendment increases the maximum principal amount available for revolving credit borrowings from $100 million to $125 million, which can be increased to $175 million at the Company's option if lenders agree to increase their commitments and the Company satisfies certain conditions. The amendment also extended the maturity date of the credit facility from 2010 to 2012. In general, borrowings under the credit facility bear interest at either a base rate or LIBOR rate plus a margin based on the Company's consolidated leverage ratio. In February 2007, the Company completed a refinancing of its existing industrial development bonds to fix the interest rate on an additional $5.0 million of debt. The provisions of the agreements require that the Company maintain certain financial ratios and covenants, all of which the Company was in compliance with as of December 31, 2007 and 2006. Under its most restrictive covenants, the Company could have borrowed an additional $67.6 million at December 31, 2007. At December 31, 2007 and 2006, the Company had approximately $73.8 million and $79.2 million outstanding on these credit lines at a weighted average borrowing rate of 5.8% and 5.69%, respectively. The Company has entered into interest rate swaps in order to fix a portion of its variable rate debt and mitigate the risks associated with higher interest rates. The combined notional value of the swaps was $35.0 million at December 31, 2007.

The Company had a net debt-to-total-capital ratio of 32% at December 31, 2007, compared to 40% at December 31, 2006. In connection with the first quarter 2007 adoption of FIN 48, the Company recorded a non-cash charge to shareholders' equity of $5.5 million, which negatively impacted the Company's net debt-to-total-capital ratio by approximately one percentage point. At December 31, 2007, the Company's gross FIN 48 liability, including accrued interest and penalties, was $12.9 million. The Company cannot determine a reliable estimate of the timing of cash flows by period related to its FIN 48 liability. However, should the FIN 48 liability be paid, the amount of the payment may be reduced by $4.6 million as a result of offsetting benefits in other tax jurisdictions. The Company believes it is capable of supporting its operating requirements, including pension plan contributions, payment of dividends to shareholders, possible acquisitions and business opportunities, capital expenditures and possible resolution of contingencies, through internally generated funds supplemented with debt as needed.

The following table summarizes the Company's contractual obligations at December 31, 2007, and the effect such obligations are expected to have on its liquidity and cash flow in future periods. Pension and other postretirement plan contributions beyond 2008 are not determinable since the amount of any contribution is heavily dependent on the future economic environment and investment returns on pension trust assets. The timing of payments related to other long-term liabilities, which consist primarily of deferred compensation agreements, cannot be readily determined due to their uncertainty. Interest obligations on the Company's short and long-term debt are excluded as the majority of the Company's debt is subject to variable interest rates. (Amounts in millions)

	Payments due by period						
Contractual Obligations	**Total**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013 and Beyond**
Short-term debt	$ 2.533	$ 2.533	$ —	$ —	$ —	$ —	$ —
Long-term debt	79.040	1.419	1.159	—	—	71.462	5.000
Capital lease obligations	1.375	0.431	0.369	0.558	0.017	—	—
Non-cancelable operating leases	19.188	4.220	3.060	2.376	1.864	1.822	5.846
Purchase obligations	6.251	5.710	0.541	—	—	—	—
Pension and other postretirement plan contributions	7.669	7.669	—	—	—	—	—
Other long-term liabilities (see Note 19 of Notes to Consolidated Financial Statements)	7.398	—	—	—	—	—	7.398
Total contractual cash obligations	$123.454	$21.982	$5.129	$2.934	$1.881	$73.284	$18.244

Operations

CMS Discussion

In 2003, the Company began entering into new contracts under which it receives a set management fee and the costs that relate to those management fees were and are largely dependent on how well the Company controls product costs and achieves product conversions from other third-party suppliers to its own products. This approach came with new risks and opportunities, as the profit earned from the management fee is subject to movements in product costs as well as the Company's own performance. The Company believes this expanded approach is a way for Quaker to become an integral part of our customers' operational efforts to improve manufacturing costs and to demonstrate value that the Company would not be able to demonstrate as purely a product provider.

Consistent with the foregoing approach, the Company was awarded a series of multi-year CMS contracts, primarily at General Motors Powertrain, Chrysler and Ford manufacturing sites over the last several years. This business was an important step in building the Company's share and leadership position in the automotive process fluids market and has positioned the Company well for penetration of CMS opportunities in other metalworking manufacturing sites. This alternative approach had a dramatic impact on the Company's revenue and margins. Under the traditional CMS approach, where the Company effectively acts as an agent, revenues and costs from these sales are reported on a net sales or "pass-through" basis. The alternative structure is different in that the Company's revenue received from the customer is a fee for products and services provided to the customer, which are indirectly related to the actual costs incurred. As a result, the Company recognizes in the alternative structure in reported revenues the gross revenue received from the CMS site customer, and in cost of goods sold the third-party product purchases, which substantially offset each other until the Company achieves significant product conversions. As some contracts have been renewed or renegotiated, some of the contracts have reverted to a "pass-through" basis, while others have remained on a gross basis. Currently, the Company has a mix of contracts with both the traditional product pass-through structure and fixed priced contracts covering all services and products. The Company's offerings will continue to include both approaches to CMS depending on customer requirements and business circumstances.

Comparison of 2007 with 2006

Net sales for 2007 were $545.6 million, up 18.5% from $460.5 million for 2006. The increase in net sales was attributable to a combination of higher sales prices and volume growth. Volume growth was realized across all regions with strong gains in both Asia/Pacific and Europe, as well as higher revenue related to the Company's CMS channel. Foreign exchange rate translation increased revenues by approximately 5% for 2007 compared to 2006. Selling price increases were realized across all regions and market segments, in part as an ongoing effort to offset higher raw material costs. CMS revenues were higher due to additional CMS accounts, as well as the renewal and restructuring (pass-through to gross) of several of the Company's CMS contracts.

Gross profit (net sales less cost of goods sold) in dollar terms was higher by more than $25.0 million, or 18%, consistent with the increased sales. Higher selling prices and a stronger performance from the Company's CMS channel helped improve gross profit in dollar terms, while higher raw material costs and sales mix resulted in a slightly lower gross profit percentage. Gross profit as a percentage of sales was 30.8% for 2007, as compared to 31% for 2006.

Selling, general and administrative expenses ("SG&A") for 2007 increased $18.5 million compared to 2006. Foreign exchange rate translation accounted for approximately $5.6 million of the increase over the prior year. Also negatively affecting the comparison with the prior year was a pension gain of $0.9 million recorded in the first quarter of 2006, due to a legislative change. The remainder of the increase was due to continued planned spending in higher growth areas, including China, higher incentive compensation as a result of higher earnings, higher commissions as a result of higher sales, higher legal and environmental costs, and inflationary increases. In addition, during the third quarter of 2007, the Company recorded a charge of $0.7 million related to a discontinued strategic initiative and a $0.5 million charge related to certain customer bankruptcies.

In the third quarter of 2007, the Company recorded environmental charges of $3.3 million as disclosed in its press release dated October 23, 2007. The charges consisted of $2.0 million related to the settlement of environmental litigation involving AC Products, Inc., a wholly owned subsidiary, as well as an additional $1.3 million charge for the estimated future remediation costs.

The increase in other income was primarily due to foreign exchange gains recorded in 2007, compared to losses in the prior year. The increase in net interest expense was attributable to higher average borrowings and higher interest rates.

The Company's effective tax rate was 29.3% for 2007, compared to 33.8% in the prior year. The lower effective tax rate includes a higher refund of taxes in China as a result of the Company's increased investment with $0.7 million received in 2007 versus $0.4 million received in 2006. In addition, the lower effective tax rate includes a non-cash out-of-period tax benefit adjustment of $1.0 million related to certain deferred tax items. The effective tax rate was also affected by a changing mix of income among tax jurisdictions as well as the Company's first quarter 2007 adoption of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). At the end of 2007, the Company had net U.S. deferred tax assets totaling $16.8 million, excluding deferred tax assets relating to additional minimum pension liabilities. The Company records valuation allowances when necessary to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company considers future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. However, in the event the Company were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be a non-cash charge to income in the period such determination was made, which could have a material adverse impact on the Company's financial statements. The continued price pressure in the Company's raw materials has been negatively impacting profitability in certain taxing jurisdictions. The Company continues to closely monitor this situation as it relates to its net deferred tax assets and the assessment of valuation allowances. The Company is continuing to evaluate alternatives that could positively impact taxable income in these jurisdictions.

Net income for 2007 was $15.5 million compared to $11.7 million for 2006. Increased sales and gross margin were offset in part by higher selling, general and administrative expenses and a $3.3 million environmental charge. In addition, the net income increase includes the higher tax refund in China as well as the out-of-period tax benefit of $1.0 million.

Segment Reviews—Comparison of 2007 with 2006

Metalworking Process Chemicals:

Metalworking Process Chemicals consists of industrial process fluids for various heavy industrial and manufacturing applications and represented approximately 93% of the Company's net sales in 2007. Net sales were up $80.3 million, or 19% compared to 2006. Foreign currency translation positively impacted net sales by approximately 6%, driven by the euro to U.S. dollar and Brazilian real to U.S. dollar exchange rates. The average euro to U.S. dollar exchange rate was 1.37 in 2007, compared to 1.26 in 2006, and the average Brazilian real exchange rate was 0.52 in 2007, compared to 0.46 in 2006. Net sales were positively impacted by growth of 25.5% in Asia/Pacific, 14.0% in North America, 10.2% in Europe and 7.2% in South America, all on a constant currency basis. The growth in sales was attributable to volume growth, higher sales prices, and higher CMS sales due to the renegotiation of certain contracts in 2007. The majority of the volume growth came from increased demand in China, while price increases implemented across all regions helped, in part, to offset higher raw material costs. The $12.3 million increase in this segment's operating income compared to 2006 is largely reflective of the Company's pricing actions and improved performance from the Company's U.S. CMS channel, offset in part by higher selling costs.

Coatings:

The Company's coatings segment, which represented approximately 7% of the Company's net sales for 2007, contains products that provide temporary and permanent coatings for metal and concrete products and chemical milling maskants. Net sales for this segment were up $4.0 million, or 12.1%, compared to 2006. The increase in net sales was the result of increased demand both for coatings and chemical milling maskant product sales sold to the aerospace industry. This segment's operating income was up $0.5 million, consistent with the increased sales offset by higher contract manufacturing and selling costs.

Other Chemical Products:

Other Chemical Products, which represented less than 1% of the Company's net sales for 2007, consists of sulfur removal products for industrial gas streams sold by the Company's Q2 Technologies joint venture. Net sales were up $0.9 million and operating income was up $0.1 million. The increase in sales is reflective of this segment's second quarter 2007 acquisition of Frontier Research and Chemicals Company, which were offset in part by declines in this segment's base business.

Comparison of 2006 with 2005

Net sales for 2006 were $460.5 million, up 8.6% from $424.0 million for 2005. The increase in net sales was attributable to higher sales prices and volume growth. Volume growth was mainly attributable to market share growth and increased demand in the U.S. and China offset by softening demand in Europe. Selling price increases were broadly implemented across all regions and market segments to offset significantly higher raw material costs.

Gross profit as a percentage of sales was 31.0% for 2006, compared to 30.6% for 2005. Higher selling prices and a stronger performance from the Company's CMS channel helped maintain margins notwithstanding continued increases in raw material prices, particularly crude oil derivatives.

Selling, general and administrative expenses for 2006 increased $4.6 million compared to 2005. Cost savings from restructuring efforts completed in 2005 enabled increased spending in higher growth areas, higher variable compensation, and higher professional fees. In addition, due to a legislative change, effective January 1, 2006, the Company recorded a pension gain in the first quarter of 2006 of $0.9 million relating to one of its European pension plans. SG&A as a percentage of sales decreased from 27.4% to 26.3%.

In the first quarter of 2005, the Company incurred a net pre-tax charge of $1.2 million related to a reduction in its workforce. During the fourth quarter of 2005, the Company furthered this restructuring effort with the goal of significantly reducing operating costs in the U.S. and Europe. The fourth quarter program included involuntary terminations, a freeze of the Company's U.S. pension plan, and a voluntary early retirement offering to eligible U.S. employees. These actions resulted in a net pre-tax charge of $9.1 million.

The decrease in other income is largely due to $4.2 million of pre-tax gain relating to the Company's real estate joint venture recorded in 2005. The remainder of the decrease was the result of foreign exchange losses in 2006 compared to gains in 2005. The increase in net interest expense is attributable to higher average borrowings and higher interest rates.

The effective tax rate was 33.8% for 2006, compared to 50.4% in 2005, with the decrease primarily due to the tax charge taken in 2005 associated with the repatriation of accumulated foreign earnings.

The decrease in minority interest expense for 2006 was due to the acquisition of the remaining 40% interest in the Company's Brazilian affiliate in March of 2005, the fourth quarter 2006 acquisition of the remaining interest in the Company's China affiliate, and lower financial performance from most of the Company's minority affiliates.

Segment Reviews—Comparison of 2006 with 2005

Metalworking Process Chemicals:

Metalworking Process Chemicals consist of industrial process fluids for various heavy industrial and manufacturing applications and represented approximately 92% of the Company's net sales in 2006. Net sales for this segment were up $32.0 million, or 8%, compared to 2005. Foreign currency translation positively impacted net sales by approximately 1%, driven by the Brazilian real to U.S. dollar exchange rate. The average Brazilian real to U.S. dollar rate was 0.46 in 2006, compared to 0.41 in 2005. Net sales were positively impacted by growth of 4% in North America, 5% in Europe, 20% in Asia/Pacific and 2% in South America, all on a constant currency basis. The growth in net sales was attributable to both higher sales and volume growth. The majority of the volume growth came from increased demand in China, while price increases implemented across all regions helped to restore margins despite higher raw material costs. The $12.6 million increase in this segment's operating income compared to 2005 is largely reflective of the Company's pricing actions, improved performance from the Company's U.S. CMS channel, and savings generated from the Company's 2005 restructuring actions.

Coatings:

The Company's Coatings segment, which represented approximately 7% of the Company's net sales for 2006, contains products that provide temporary and permanent coatings for metal and concrete products and chemical milling maskants. Net sales for this segment were up $6.2 million, or 23% in 2006, compared with the prior year. The increase in net sales was the result of increased demand for both coatings and chemical milling maskants sold to the aerospace industry. This segment's operating income increased $1.2 million, consistent with the noted volume increases.

Other Chemical Products:

Other Chemical Products, which represented approximately 1% of the Company's net sales for 2006, consists of sulfur removal products for industrial gas streams sold by the Company's Q2 Technologies joint venture. Net sales for 2006 decreased $1.8 million, or 47%, due to a variety of market conditions, including reduced demand in the hydrocarbon and wastewater markets. This segment's operating income decreased $0.4 million, as a result of the noted volume decreases.

Restructuring and Related Activities

In the first quarter of 2005, Quaker's management approved a restructuring plan (2005 1st Quarter Program). Included in the first quarter 2005 restructuring charge were provisions for severance for 16 employees totaling $1.4 million. At December 31, 2005, all severance payments were completed. The Company reversed $0.1 million of unused restructuring charges related to this program, which completed all actions contemplated by the 2005 1st Quarter Program.

In the fourth quarter of 2005, Quaker's management approved a restructuring plan (2005 4th Quarter Program) with the goal of significantly reducing operating costs in the U.S. and Europe. The restructuring plan included involuntary terminations, a freeze of the Company's U.S. pension plan, and a voluntary early retirement window to certain U.S. employees, with enhanced pension and other postretirement benefits. Included in the restructuring charges were provisions for severance (voluntary and involuntary) of 55 employees. Restructuring and related charges of $9.3 million were recognized in the fourth quarter of 2005. The charge comprised $4.0 million related to severance for involuntary terminations, $1.0 million related to one-time payments for voluntary early retirement, $2.7 million related to the U.S. pension plan freeze, and $1.6 million for the enhanced pension and other postretirement benefits related to voluntary early retirement participants. See also Note 11 of Notes to Consolidated Financial Statements which appears in Item 8 of this Report. The Company completed the initiatives contemplated under this program during 2006.

Environmental Clean-up Activities

The Company is involved in environmental clean-up activities in connection with an existing plant location and former waste disposal sites. In April of 1992, the Company identified certain soil and groundwater contamination at AC Products, Inc. ("ACP"), a wholly owned subsidiary. In voluntary coordination with the Santa Ana California Regional Water Quality Board, ACP is remediating the contamination. Effective October 17, 2007, ACP agreed to operate the two existing groundwater treatment systems associated with the extraction wells P-2 and P-3 so as to hydraulically contain groundwater contamination emanating from ACP's site until such time as the concentrations of contaminants are below the Federal maximum contaminant level for four consecutive quarterly sampling events. At December 31, 2007, the Company believes that the remaining potential-known liabilities associated with the ACP contamination, including amounts owed to OCWD pursuant to the settlement and estimated future cost of the soil and water remediation program, are approximately $3.7 million to $5.6 million, for which the Company has sufficient reserves. Notwithstanding the foregoing, the Company cannot be certain that liabilities in the form of remediation expenses and damages will not be incurred in excess of the amount reserved. See Note 20 of Notes to Consolidated Financial Statements which appears in Item 8 of this Report.

General

The Company generally does not use financial instruments that expose it to significant risk involving foreign currency transactions; however, the size of non-U.S. activities has a significant impact on reported operating results and the attendant net assets. During the past three years, sales by non-U.S. subsidiaries accounted for approximately 55% to 58% of the consolidated net annual sales. See Note 15 of Notes to Consolidated Financial Statements which appears in Item 8 of this Report.

Factors that May Affect Our Future Results

(Cautionary Statements Under the Private Securities Litigation Reform Act of 1995)

Certain information included in this Report and other materials filed or to be filed by Quaker with the SEC (as well as information included in oral statements or other written statements made or to be made by us) contain or may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the fact that they do not relate strictly to historical or current facts. We have based these forward-looking statements on our current expectations about future events. These forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, intentions, financial condition, results of operations, future performance, and business, including:

- statements relating to our business strategy;
- our current and future results and plans; and
- statements that include the words "may," "could," "should," "would, "believe," "expect," "anticipate," "estimate," "intend, "plan" or similar expressions.

Such statements include information relating to current and future business activities, operational matters, capital spending, and financing sources. From time to time, oral or written forward-looking statements are also included in Quaker's periodic reports on Forms 10-Q and 8-K, press releases and other materials released to the public.

Any or all of the forward-looking statements in this Report, in Quaker's Annual Report to Shareholders for 2007 and in any other public statements we make may turn out to be wrong. This can occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Many factors discussed in this Report will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from our forward-looking statements.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in Quaker's subsequent reports on Forms 10-K, 10-Q and 8-K should be consulted. These forward-looking statements are subject to risks, uncertainties and assumptions about us and our operations that are subject to change based on various important factors, some of which are beyond our control. A major risk is that the Company's demand is largely derived from the demand for its customers' products, which subjects the Company to uncertainties related to downturns in a customer's business and unanticipated customer production shutdowns. Other major risks and uncertainties include, but are not limited to, significant increases in raw material costs, worldwide economic and political conditions, foreign currency fluctuations, and terrorist attacks such as those that occurred on September 11, 2001, each of which is discussed in greater detail in Item 1A of this Report. Furthermore, the Company is subject to the same business cycles as those experienced by steel, automobile, aircraft, appliance, and durable goods manufacturers. These risks, uncertainties, and possible inaccurate assumptions relevant to our business could cause our actual results to differ materially from expected and historical results. Other factors beyond those discussed in this Report could also adversely affect us. Therefore, we caution you not to place undue reliance on our forward-looking statements. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk.***

Quaker is exposed to the impact of interest rates, foreign currency fluctuations, changes in commodity prices, and credit risk.

Interest Rate Risk. Quaker's exposure to market rate risk for changes in interest rates relates primarily to its short and long-term debt. Most of Quaker's debt is negotiated at market rates. Accordingly, if interest rates rise significantly, the cost of debt to Quaker will increase. This can have an adverse effect on Quaker, depending on the extent of Quaker's borrowings. As of December 31, 2007, Quaker had approximately $73.8 million in borrowings under its credit facilities at a weighted average borrowing rate of approximately 5.8%. The Company uses derivative financial instruments primarily for the purposes of hedging exposures to fluctuations in interest rates. The Company does not enter into derivative contracts for trading or speculative purposes. In 2007 and 2006, the Company entered into interest rate swaps in order to fix a portion of its variable rate debt. The swaps had a combined notional value of $35.0 million and $25.0 million and a fair value of $(1.1) million and $0.1 million at December 31, 2007 and December 31, 2006, respectively. The counterparties to the swaps are major financial institutions. See the information included under the caption "Derivatives" in Note 1 of Notes to Consolidated Financial Statements which appears in Item 8 of this Report and is incorporated herein by reference. In February 2007, the Company completed a refinancing of its existing industrial development bonds to fix the interest rate of an additional $5.0 million of debt.

Foreign Exchange Risk. A significant portion of Quaker's revenues and earnings is generated by its foreign operations. These foreign operations also hold a significant portion of Quaker's assets and liabilities. All such operations use the local currency as their functional currency. Accordingly, Quaker's financial results are affected by risks typical of global business such as currency fluctuations, particularly between the U.S. dollar, the Brazilian real, the Chinese renminbi and the E.U. euro. As exchange rates vary, Quaker's results can be materially affected.

The Company generally does not use financial instruments that expose it to significant risk involving foreign currency transactions; however, the size of non-U.S. activities has a significant impact on reported operating results and the attendant net assets. During the past three years, sales by non-U.S. subsidiaries accounted for approximately 55% to 58% of consolidated net annual sales.

In addition, the Company often sources inventory among its worldwide operations. This practice can give rise to foreign exchange risk resulting from the varying cost of inventory to the receiving location, as well as from the revaluation of intercompany balances. The Company mitigates this risk through local sourcing efforts.

Commodity Price Risk. Many of the raw materials used by Quaker are commodity chemicals, and, therefore, Quaker's earnings can be materially affected by market changes in raw material prices. In certain cases, Quaker has entered into fixed-price purchase contracts having a term of up to one year. These contracts provide for protection to Quaker if the price for the contracted raw materials rises, however, in certain limited circumstances, Quaker will not realize the benefit if such prices decline.

Credit Risk. Quaker establishes allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Quaker's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Downturns in the overall economic climate may also exacerbate specific customer financial issues. A significant portion of Quaker's revenues is derived from sales to customers in the U.S. steel and automotive industries, where a number of bankruptcies occurred during recent years and companies have experienced financial difficulty. When a bankruptcy occurs, Quaker must judge the amount of proceeds, if any, that may ultimately be received through the bankruptcy or liquidation process. In addition, as part of its terms of trade, Quaker may custom manufacture products for certain large customers and/or may ship product on a consignment basis. These practices may increase the Company's exposure should a bankruptcy occur, and may require write-down or disposal of certain inventory due to its estimated obsolescence or limited marketability. Customer returns of products or disputes may also result in similar issues related to the realizability of recorded accounts receivable or returned inventory.

Item 8. ***Financial Statements and Supplementary Data.***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
of Quaker Chemical Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Quaker Chemical Corporation and its subsidiaries at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 4 to the consolidated financial statements, the Company changed the manner for which it accounts for uncertainty in income taxes in 2007. As discussed in Note 11 and Note 13 to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit pension and other postretirement plans effective December 31, 2006 and the manner in which it accounts for share-based compensation in 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, PA
March 7, 2008

QUAKER CHEMICAL CORPORATION

CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31,		
	2007	2006	2005
	(In thousands, except per share amounts)		
Net sales	$545,597	$460,451	$424,033
Costs and expenses:			
Cost of goods sold	377,661	317,850	294,219
Selling, general, and administrative expenses	139,429	120,969	116,340
Environmental charges	3,300	—	—
Restructuring and related activities, net	—	—	10,320
	520,390	438,819	420,879
Operating income	25,207	21,632	3,154
Other income, net	2,578	1,259	6,120
Interest expense	(6,426)	(5,520)	(3,681)
Interest income	1,376	1,069	1,022
Income before taxes, equity income and minority interest	22,735	18,440	6,615
Taxes on income	6,668	6,224	3,336
	16,067	12,216	3,279
Equity in net income of associated companies	783	773	618
Minority interest in net income of subsidiaries	(1,379)	(1,322)	(2,209)
Net income	$ 15,471	$ 11,667	$ 1,688
Per share data:			
Net income—basic	$ 1.55	$ 1.19	$ 0.17
Net income—diluted	$ 1.53	$ 1.18	$ 0.17
Weighted average shares outstanding:			
Basic	9,986	9,779	9,679
Diluted	10,107	9,854	9,816

The accompanying notes are an integral part of these consolidated financial statements.

QUAKER CHEMICAL CORPORATION

CONSOLIDATED BALANCE SHEET

	December 31, 2007	December 31, 2006
	(In thousands, except par value and share amounts)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 20,195	$ 16,062
Accounts receivable, net	118,135	107,340
Inventories, net	60,738	51,984
Deferred income taxes	4,042	4,379
Prepaid expenses and other current assets	10,391	6,476
Total current assets	213,501	186,241
Property, plant and equipment, net	62,287	60,927
Goodwill	43,789	38,740
Other intangible assets, net	7,873	8,330
Investments in associated companies	7,323	7,044
Deferred income taxes	30,257	28,573
Other assets	34,019	27,527
Total assets	$399,049	$357,382
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term borrowings and current portion of long-term debt	$ 4,288	$ 4,950
Accounts payable	65,202	54,212
Dividends payable	2,178	2,133
Accrued compensation	17,287	15,225
Other current liabilities	17,396	13,659
Total current liabilities	106,351	90,179
Long-term debt	78,487	85,237
Deferred income taxes	7,583	5,317
Accrued pension and postretirement benefits	30,699	38,430
Other non-current liabilities	41,023	23,353
Total liabilities	264,143	242,516
Minority interest in equity of subsidiaries	4,513	4,035
Commitments and contingencies	—	—
Shareholders' equity		
Common stock, $1 par value; authorized 30,000,000 shares; Issued: 2007-10,147,239 shares, 2006-9,925,976 shares	10,147	9,926
Capital in excess of par value	10,104	5,466
Retained earnings	115,767	114,498
Accumulated other comprehensive loss	(5,625)	(19,059)
Total shareholders' equity	130,393	110,831
Total liabilities and shareholders' equity	$399,049	$357,382

The accompanying notes are an integral part of these consolidated financial statements.

QUAKER CHEMICAL CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,		
	2007	2006	2005
	(In thousands)		
Cash flows from operating activities			
Net income	$ 15,471	$ 11,667	$ 1,688
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	11,686	10,136	9,163
Amortization	1,197	1,427	1,368
Equity in net income of associated companies, net of dividends	(219)	(348)	(384)
Minority interest in earnings of subsidiaries	1,379	1,322	2,209
Deferred income taxes	(354)	404	(4,476)
Uncertain tax positions (non-deferred portion)	1,577	—	—
Deferred compensation and other, net	(85)	(507)	(747)
Stock-based compensation	1,550	857	771
Restructuring and related activities, net	—	—	6,018
Environmental charges	3,300	—	—
Gain on sale of partnership assets	—	—	(2,989)
(Gain) Loss on disposal of property, plant and equipment	(40)	34	—
Insurance settlement realized	(1,854)	(544)	—
Pension and other postretirement benefits	(3,596)	(4,247)	(439)
Increase (decrease) in cash from changes in current assets and current liabilities, net of acquisitions:			
Accounts receivable	(4,093)	(8,947)	(9,600)
Inventories	(5,182)	(4,146)	(5,821)
Prepaid expenses and other current assets	122	(140)	161
Accounts payable and accrued liabilities	7,612	5,440	15,726
Change in restructuring liabilities	—	(4,033)	(2,798)
Estimated taxes on income	(970)	(192)	1,722
Net cash provided by operating activities	27,501	8,183	11,572
Cash flows from investing activities			
Capital expenditures	(9,165)	(12,379)	(6,989)
Payments related to acquisitions	(2,373)	(1,684)	(6,700)
Proceeds from partnership disposition of assets	—	—	2,989
Proceeds from disposition of assets	259	64	1,918
Insurance settlement received and interest earned	5,705	7,836	7,508
Change in restricted cash, net	(3,851)	(7,292)	(7,508)
Net cash used in investing activities	(9,425)	(13,455)	(8,782)
Cash flows from financing activities			
Proceeds from short-term debt	2,250	1,897	—
Net decrease in short-term borrowings	(3,198)	(3,384)	(52,703)
Proceeds from long-term debt	—	15,283	59,525
Repayment of long-term debt	(8,345)	(940)	(9,566)
Dividends paid	(8,654)	(8,444)	(8,340)
Stock options exercised, other	3,309	1,235	387
Distributions to minority shareholders	(1,265)	(1,490)	(4,198)
Net cash (used in) provided by financing activities	(15,903)	4,157	(14,895)
Effect of exchange rate changes on cash	1,960	1,056	(852)
Net increase (decrease) in cash and cash equivalents	4,133	(59)	(12,957)
Cash and cash equivalents at beginning of the period	16,062	16,121	29,078
Cash and cash equivalents at end of the period	$ 20,195	$ 16,062	$ 16,121
Supplemental cash flow disclosures			
Cash paid during the year for:			
Income taxes	$ 6,819	$ 6,315	$ 5,584
Interest	5,716	4,944	3,354
Non-cash activities:			
Restricted insurance receivable (See also Note 18 of Notes to Consolidated Financial Statements)	$ 5,000	$ 7,500	$ 7,500

The accompanying notes are an integral of these consolidated financial statements.

QUAKER CHEMICAL CORPORATION

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Common stock	Capital in excess of par value	Retained earnings	Unearned compensation	Accumulated other comprehensive income (loss)	Total
Balance at December 31, 2004	$ 9,669	$ 2,632	$117,981	$(355)	$ (7,340)	$122,587
Net income	—	—	1,688	—	—	1,688
Currency translation adjustments	—	—	—	—	(7,897)	(7,897)
Minimum pension liability	—	—	—	—	(3,449)	(3,449)
Current period changes in fair value of derivatives	—	—	—	—	(71)	(71)
Unrealized gain on available-for-sale securities	—	—	—	—	47	47
Comprehensive loss	—	—	—	—	—	(9,682)
Dividends ($0.86 per share)	—	—	(8,352)	—	—	(8,352)
Shares issued upon exercise of options	33	273	—	—	—	306
Shares issued for employee stock purchase plan	17	260	—	—	—	277
Equity-based compensation plans	7	409	—	—	—	416
Amortization of unearned compensation	—	—	—	355	—	355
Balance at December 31, 2005	9,726	3,574	111,317	—	(18,710)	105,907
Net income	—	—	11,667	—	—	11,667
Currency translation adjustments	—	—	—	—	7,396	7,396
Minimum pension liability	—	—	—	—	1,250	1,250
Current period changes in fair value of derivatives	—	—	—	—	155	155
Unrealized gain on available-for-sale securities	—	—	—	—	143	143
Comprehensive income	—	—	—	—	—	20,611
Adjustment to initially apply FASB Statement No. 158	—	—	—	—	(9,293)	(9,293)
Dividends ($0.86 per share)	—	—	(8,486)	—	—	(8,486)
Shares issued upon exercise of options	104	942	—	—	—	1,046
Shares issued for employee stock purchase plan	11	178	—	—	—	189
Equity-based compensation plans	85	772	—	—	—	857
Balance at December 31, 2006	9,926	5,466	114,498	—	(19,059)	110,831
Net income	—	—	15,471	—		15,471
Currency translation adjustments	—	—	—	—	10,861	10,861
FASB Statement No. 158:	—	—	—	—		
Net gain (loss) arising during the period, other	—	—	—	—	2,555	2,555
Amortization of actuarial (gain) loss	—	—	—	—	1,049	1,049
Amortization of prior service cost (credit)	—	—	—	—	(11)	(11)
Amortization of initial net asset	—	—	—	—	(138)	(138)
Current period changes in fair value of derivatives	—	—	—	—	(799)	(799)
Unrealized gain on available-for-sale securities	—	—	—	—	(83)	(83)
Comprehensive income						28,905
Adjustment to initially apply FIN 48	—	—	(5,503)	—	—	(5,503)
Dividends ($0.86 per share)	—	—	(8,699)	—	—	(8,699)
Shares issued upon exercise of options	170	2,909	—	—	—	3,079
Shares issued for employee stock purchase plan	12	218	—	—	—	230
Equity-based compensation plans	39	1,511	—	—	—	1,550
Balance at December 31, 2007	$10,147	$10,104	$115,767	$ —	$ (5,625)	$130,393

The accompanying notes are an integral part of these consolidated financial statements.

QUAKER CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share amounts)

Note 1—Significant Accounting Policies

Principles of consolidation: All majority-owned subsidiaries are included in the Company's consolidated financial statements, with appropriate elimination of intercompany balances and transactions. Investments in associated (less than majority-owned) companies are accounted for under the equity method. The Company's share of net income or losses of investments is included in the consolidated statement of income. The Company periodically reviews these investments for impairments and, if necessary, would adjust these investments to their fair value when a decline in market value is deemed to be other than temporary.

In January 2003, the Financial Accounting Standards Board ("FASB"), issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Certain Variable Interest Entities, ("VIEs"), which is an interpretation of Accounting Research Bulletin ("ARB") No. 51, "Consolidated Financial Statements." FIN 46, as revised by FIN 46 (revised December 2003), addresses the application of ARB No. 51 to VIEs, and generally would require that assets, liabilities and results of the activities of a VIE be consolidated into the financial statements of the enterprise that is considered the primary beneficiary. The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained and would include any VIEs if the Company was the primary beneficiary pursuant to the provisions of FIN 46 (revised December 2003). The Company determined that its real estate joint venture, which was always accounted for under the equity method, was a VIE but that the Company was not the primary beneficiary. In February 2005, the Venture sold its real estate assets, which resulted in $4,187 of proceeds to the Company after payment of the partnership obligations. The proceeds included, a gain of $2,989 related to the sale by the Venture of its real estate holdings as well as $1,198 of preferred distributions. These proceeds are included in other income. See also Note 5 of Notes to Consolidated Financial Statements.

Translation of foreign currency: Assets and liabilities of non-U.S. subsidiaries and associated companies are translated into U.S. dollars at the respective rates of exchange prevailing at the end of the year. Income and expense accounts are translated at average exchange rates prevailing during the year. Translation adjustments resulting from this process are recorded directly in shareholders' equity and will be included in income only upon sale or liquidation of the underlying investment. All non-U.S. subsidiaries use their local currency as its functional currency.

Cash and cash equivalents: The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories: Inventories are valued at the lower of cost or market value. Inventories are valued using the first-in, first-out ("FIFO") method. See also Note 7 of Notes to Consolidated Financial Statements.

Long-lived assets: Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method on an individual asset basis over the following estimated useful lives: buildings and improvements, 10 to 45 years; and machinery and equipment, 3 to 15 years. The carrying value of long-lived assets is periodically evaluated whenever changes in circumstances or current events indicate the carrying amount of such assets may not be recoverable. An estimate of undiscounted cash flows produced by the asset, or the appropriate group of assets, is compared with the carrying value to determine whether an impairment exists. If necessary, the Company recognizes an impairment loss for the difference between the carrying amount of the assets and their estimated fair value. Fair value is based on current and anticipated future undiscounted cash flows. Upon sale or other dispositions of long-lived assets, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposals is recorded to income. Expenditures for renewals and betterments, which increase the estimated useful life or capacity of the assets, are capitalized; expenditures for repairs and maintenance are expensed when incurred.

(Dollars in thousands except per share amounts)

Capitalized software: The Company applies the Accounting Standards Executive Committee Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. In connection with the implementation of the Company's global transaction system, approximately $1,685 and $3,817 of net costs were capitalized at December 31, 2007 and 2006, respectively. These costs are amortized over a period of five years once the assets are placed into service.

Goodwill and other intangible assets: On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." The standard requires that goodwill and indefinite-lived intangible assets no longer be amortized. In addition, goodwill and indefinite-lived intangible assets are tested for impairment at least annually. These tests will be performed more frequently if there are triggering events. Definite-lived intangible assets are amortized over their estimated useful lives, generally for periods ranging from 5 to 20 years. The Company continually evaluates the reasonableness of the useful lives of these assets. See also Note 17 of Notes to Consolidated Financial Statements.

Revenue recognition: The Company recognizes revenue in accordance with the terms of the underlying agreements, when title and risk of loss have been transferred, collectibility is reasonably assured, and pricing is fixed or determinable. This generally occurs for product sales when products are shipped to customers or, for consignment arrangements, upon usage by the customer and when services are performed. License fees and royalties are recognized in accordance with agreed-upon terms, when performance obligations are satisfied, the amount is fixed or determinable, and collectibility is reasonably assured, and are included in other income. As part of the Company's chemical management services, certain third-party product sales to customers are managed by the Company. Where the Company acts as a principal, revenues are recognized on a gross reporting basis at the selling price negotiated with customers. Where the Company acts as an agent, such revenue is recorded using net reporting as service revenues, at the amount of the administrative fee earned by the Company for ordering the goods. Third-party products transferred under arrangements resulting in net reporting totaled $52,702, $62,777 and $38,840 for 2007, 2006 and 2005, respectively.

Research and development costs: Research and development costs are expensed as incurred. Research and development expenses are included in selling, general and administrative expenses, and during 2007, 2006 and 2005 were $14,608, $12,989 and $14,148, respectively.

Concentration of credit risk: Financial instruments, which potentially subject the Company to a concentration of credit risk, principally consist of cash equivalents, short-term investments, and trade receivables. The Company invests temporary and excess funds in money market securities and financial instruments having maturities typically within 90 days. The Company has not experienced losses from the aforementioned investments. See also Note 6 of Notes to Consolidated Financial Statements.

Environmental liabilities and expenditures: Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. If no amount in the range is considered more probable than any other amount, the Company records the lowest amount in the range in accordance with generally accepted accounting principles. Accrued liabilities are exclusive of claims against third parties and are not discounted. Environmental costs and remediation costs are capitalized if the costs extend the life, increase the capacity or improve safety or efficiency of the property from the date acquired or constructed, and/or mitigate or prevent contamination in the future.

(Dollars in thousands except per share amounts)

Comprehensive income (loss): The Company presents comprehensive income (loss) in its Statement of Shareholders' Equity. The components of accumulated other comprehensive loss at December 31, 2007 include: accumulated foreign currency translation adjustments of $13,264, minimum pension liability of $(18,399), unrealized holding gains on available-for-sale securities of $226, and the fair value of derivative instruments of $(716). The components of accumulated other comprehensive loss at December 31, 2006 include: accumulated foreign currency translation adjustments of $1,848, minimum pension liability of $(21,300), unrealized holding gains on available-for-sale securities of $308 and the fair value of derivative instruments of $85.

Income taxes and uncertain tax positions: The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of the Company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48") on January 1, 2007. FIN 48 applies to all income tax positions taken on previously filed tax returns or expected to be taken on a future tax return. FIN 48 prescribes a benefit recognition model with a two-step approach, a more-likely-than-not recognition criterion, and a measurement attribute that measures the position as the largest amount of tax benefit that is greater than 50% likely of being realized upon effective settlement. FIN 48 also requires that the amount of interest expense and income to be recognized related to uncertain tax positions be computed by applying the applicable statutory rate of interest to the difference between the tax position recognized in accordance with FIN 48, including timing differences, and the amount previously taken or expected to be taken in a tax return. The Company's continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense.

Derivatives: The Company uses derivative financial instruments primarily for purposes of hedging exposures to fluctuations in interest rates. The Company does not enter into derivative contracts for trading or speculative purposes. In accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted, all derivatives are recognized on the balance sheet at fair value. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in Accumulated Other Comprehensive Income (Loss) until it is cleared to earnings during the same period in which the hedged item affects earnings. The Company uses no derivative instruments designated as fair value hedges.

The Company has entered into seven interest rate swaps in order to fix a portion of its variable rate debt. The swaps had a combined notional value of $35,000 and $25,000 and a fair value of $(1,102) and $85 at December 31, 2007 and December 31, 2006, respectively. The counterparties to the swaps are major financial institutions.

Recently issued accounting standards:

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 establishes a common definition for fair value to be applied to U.S. GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of this standard on its consolidated financial statements.

(Dollars in thousands except per share amounts)

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB No. 115" (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This statement also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The application of SFAS No. 159 is elective and the Company has chosen not to measure any additional financial instruments or any other items at fair value. The Company is currently assessing the impact of this standard on its consolidated financial statements.

In September 2007, EITF Issue 06-11 "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" (EITF 06-11) was issued. EITF 06-11 should be applied prospectively to the income tax benefits that result from dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning after December 15, 2007, and interim periods within those years. The Company is currently assessing the impact of this standard on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations (FAS 141(R))" and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, as amendment of ARB No. 51 (FAS 160)." FAS 141(R) will significantly change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. Some of the changes, such as the accounting for contingent consideration, will introduce more volatility into earnings. FAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. FAS 141(R) will be applied prospectively. FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of FAS 160 shall be applied prospectively. FAS 141(R) and FAS 160 are effective for fiscal years beginning on or after December 15, 2008. The Company is currently assessing the impact of these standards on its financial statements.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingencies at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from such estimates.

Reclassifications: Certain reclassifications of prior years' data have been made to improve comparability.

Note 2—Out-of-Period Adjustments

During the third quarter of 2007, the Company identified errors of a cumulative $993 overstatement of its consolidated income tax expense for the years 2004, 2005 and 2006. These errors were related to the deferred tax accounting for the Company's foreign pension plans and intangible assets regarding one of the Company's 2002 acquisitions. The Company corrected these errors in the third quarter 2007, which had the effect of reducing tax expense by $993, and increasing net income by $993 for the three and nine-month period ended September 30, 2007. The Company does not believe this adjustment is material to the consolidated financial statements for the years ended December 31, 2004, 2005, 2006 or 2007 and, therefore, has not restated any prior period amounts.

(Dollars in thousands except per share amounts)

Note 3—Restructuring and Related Activities

In the first quarter of 2005, Quaker's management approved a restructuring plan (2005 1st Quarter Program). Included in the first quarter 2005 restructuring charge were provisions for severance for 16 employees totaling $1,408. At December 31, 2005, all severance payments were completed. The Company reversed $96 of unused restructuring charges related to this program, which completed all actions contemplated by the 2005 1st Quarter Program.

In the fourth quarter of 2005, Quaker's management approved a restructuring plan (2005 4th Quarter Program) with the goal of significantly reducing operating costs in the U.S. and Europe. The restructuring plan included involuntary terminations, a freeze of the Company's U.S. pension plan, a voluntary early retirement window to certain U.S. employees, with enhanced pension and other postretirement benefits. Included in the restructuring charges were provisions for severance (voluntary and involuntary) of 55 employees. Restructuring and related charges of $9,344 were recognized in the fourth quarter of 2005. The charge comprised $4,024 related to severance for involuntary terminations, $1,017 related to one-time payments for voluntary early retirement, $2,668 related to the U.S. pension plan freeze, and $1,635 for the enhanced pension and other postretirement benefits related to voluntary early retirement participants. The Company completed the initiatives contemplated under this program during 2006. The charges related to the U.S. pension plan freeze and the enhanced pension and other postretirement benefits were included as part of the accrued pension and other postretirement balances. See also Note 11 of Notes to Consolidated Financial Statements.

Note 4—Uncertain Tax Positions

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes the recognition threshold and measurement attributes for financial statement recognition and measurement of tax positions taken or expected to be taken on a tax return. FIN 48 requires the determination of whether the benefits of tax positions will be more likely than not sustained upon audit based upon the technical merits of the tax position. For tax positions that are determined to be more likely than not sustained upon audit, a company recognizes the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement in the financial statements. For tax positions that are not determined to be more likely than not sustained upon audit, a company does not recognize any portion of the benefit in the financial statements.

FIN 48 also provides guidance on de-recognition, classification, penalties and interest, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted the provisions of FIN 48, effective January 1, 2007.

As a result of the implementation of FIN 48, the Company recognized a $5,503 increase in reserves for uncertain tax positions. This increase was accounted for as an adjustment to the beginning balance of retained earnings on the balance sheet. Including the cumulative effect increase, at the beginning of 2007, the Company had approximately $8,902 of total gross unrecognized tax benefits. Of this amount, $5,479 (net of the Federal benefit of state taxes and other offsetting taxes) represents the amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate in any future periods. The Company had accrued $592 for penalties and $728 for interest at January 1, 2007.

As of December 31, 2007, the Company's cumulative liability for gross unrecognized tax benefits was $10,861. The Company had accrued $809 for penalties and $1,211 for interest at December 31, 2007. The

(Dollars in thousands except per share amounts)

Company continues to recognize interest and penalties associated with uncertain tax positions as a component of Taxes on Income in its Consolidated Statement of Income. The Company has recognized $160 for penalties and $443 for interest on its Consolidated Statement of Income for the twelve-month period ended December 31, 2007.

The Company estimates that during the year ended December 31, 2008 it will reduce its cumulative liability for gross unrecognized tax benefits by approximately $600 to $700 due to the expiration of the statute of limitations with regard to certain tax positions. This estimated reduction in the cumulative liability for unrecognized tax benefits does not consider any increase in liability for unrecognized tax benefits with regard to existing tax positions or any increase in cumulative liability for unrecognized tax benefits with regard to new tax positions for the year ended December 31, 2008.

The Company and its subsidiaries are subject to U.S. Federal income tax, as well as the income tax of various state and foreign tax jurisdictions. Tax years that remain subject to examination by major tax jurisdictions include the United Kingdom from 2001, Brazil from 2002, the Netherlands and Spain from 2003, Italy, India and the United States from 2004, China from 2005, and various domestic state tax jurisdictions from 1993.

In 2007, the Internal Revenue Service commenced a routine examination of the Company's U.S. corporate income tax returns for the tax years ended December 31, 2005 and December 31, 2006. Based on the outcome of this examination, the Company may recognize changes to its unrecognized tax benefit.

In addition, the Company is currently under audit by French taxing authorities for tax years 2000 through 2004. As of December 31, 2007, the French tax authorities have proposed certain adjustments to the Company's transfer pricing transactions. Management is currently evaluating the proposed adjustments. While the outcome of such adjustments would cause the Company to recognize changes to its unrecognized benefits, the Company does not anticipate that the adjustments would result in a material change to its financial position.

	Tabular Reconciliation December 31, 2007	
Unrecognized tax benefits at January 1, 2007	$	$ 8,902
Increase unrecognized tax benefits taken in prior periods	367	
(Decrease) unrecognized tax benefits taken in prior periods	(510)	
Increase—foreign exchange rates	880	
		737
Increase unrecognized tax benefits taken in current period	1,333	
(Decrease) unrecognized tax benefits taken in current period	—	
Increase—foreign exchange rates	95	
		1,428
Increase unrecognized tax benefits due to settlements	—	
(Decrease) unrecognized tax benefits due to settlements	—	
Increase (Decrease)—foreign exchange rates	—	
(Decrease) in unrecognized tax benefits due to lapse of statute of limitations	(206)	
Increase (Decrease)—foreign exchange rates	—	
		(206)
Unrecognized tax benefits at December 31, 2007		$10,861

(Dollars in thousands except per share amounts)

Note 5—Investments in Associated Companies

Investments in associated (less than majority-owned) companies are accounted for under the equity method. Summarized financial information of the associated companies, in the aggregate, is as follows:

	December 31,	
	2007	2006
Current assets	$28,130	$24,129
Noncurrent assets	5,351	5,400
Current liabilities	11,320	13,062
Noncurrent liabilities	247	233

	Year Ended December 31,		
	2007	2006	2005
Net sales	$51,248	$46,062	$44,507
Gross margin	18,660	17,662	17,677
Operating income	3,735	3,920	3,430
Net income	1,658	1,574	1,202

In January 2001, the Company contributed its Conshohocken, Pennsylvania property and buildings (the "Site") into a real estate joint venture (the "Venture") in exchange for a 50% interest in the Venture. The Venture did not assume any debt or other obligations of the Company and the Company did not guarantee nor was it obligated to pay any principal, interest or penalties on any of the Venture's indebtedness. The Venture renovated certain of the existing buildings at the Site, as well as built new office space. In December 2000, the Company entered into an agreement with the Venture to lease approximately 38% of the Site's available office space for a 15-year period commencing February 2002, with multiple renewal options. The Company believes the terms of this lease were no less favorable than the terms it would have obtained from an unaffiliated third party. In February 2005, the Venture sold its real estate assets to an unrelated third party, which resulted in $4,187 of proceeds to the Company after payment of the Venture's obligations. The proceeds include a gain of $2,989 related to the sale by the Venture of its real estate holdings as well as $1,198 of preferred distributions. These proceeds are included in other income.

Note 6 —Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in existing accounts receivable. Reserves for customers filing for bankruptcy protection are generally established at 75-100% of the amount owed at the filing date, dependent on the Company's evaluation of likely proceeds from the bankruptcy process. Large and/or financially distressed customers are generally reserved for on a specific review basis while a general reserve is established for other customers based on historical experience. The Company performs a formal review of its allowance for doubtful accounts quarterly. Account balances are charged off against the allowance when the Company feels it is probable the receivable will not be recovered. The Company does not have any off-balance-sheet credit exposure related to its customers. During 2007, the Company's five largest customers accounted for approximately 29% of its consolidated net sales with the largest customer (Arcelor-Mittal Group) accounting for approximately 10% of consolidated net sales.

(Dollars in thousands except per share amounts)

At December 31, 2007 and 2006, the Company had gross trade accounts receivable totaling $121,207 and $110,525 with trade accounts receivable greater than 90 days past due of $5,178 and $5,565, respectively. Following are the changes in the allowance for doubtful accounts during the years ended December 31, 2007, 2006 and 2005.

	Balance at Beginning of Period	Charged to Costs and Expenses	Write-Offs Charged to Allowance	Effect of Exchange Rate Changes	Balance at End of Period
ALLOWANCE FOR DOUBTFUL ACCOUNTS					
Year ended December 31, 2007	$3,185	$ 41	$ (413)	$259	$3,072
Year ended December 31, 2006	$4,066	$ —	$ (961)	$ 80	$3,185
Year ended December 31, 2005	$6,773	$1,216	$(3,828)	$ (95)	$4,066

Note 7—Inventories

Total inventories comprise:

	December 31, 2007	December 31, 2006
Raw materials and supplies	$24,447	$21,589
Work in process and finished goods	36,291	30,395
	$60,738	$51,984

Note 8—Property, Plant and Equipment

Property, plant and equipment comprise:

	December 31, 2007	December 31, 2006
Land	$ 6,630	$ 5,768
Building and improvements	50,530	40,446
Machinery and equipment	116,325	104,427
Construction in progress	2,393	8,293
	175,878	158,934
Less accumulated depreciation	(113,591)	(98,007)
	$ 62,287	$ 60,927

(Dollars in thousands except per share amounts)

The Company leases certain equipment under capital leases in Europe and the U.S., including its manufacturing facility in Tradate, Italy. Gross property, plant, and equipment includes $3,736 and $3,398 of capital leases with $947 and $672 of accumulated depreciation at December 31, 2007 and 2006, respectively. The following is a schedule by years of future minimum lease payments:

For the year ended December 31,	
2008	$ 431
2009	$ 369
2010	$ 558
2011	$ 17
2012	$ —
2013 and beyond	$ —
Total net minimum lease payments	1,375
Less amount representing interest	(174)
Present value of net minimum lease payments	$1,201

Note 9—Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). SFAS No. 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company adopted the standard as of January 1, 2003 and there was no material impact to the financial statements. In March 2005, the FASB issued its FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations," an interpretation of FASB Statement No. 143. The interpretation clarifies that the term conditional asset retirement obligation ("CARO") as used in SFAS No.143, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. A liability is recorded when there is enough information regarding the timing of the CARO to perform a probability weighted discounted cash flow analysis.

The Company's CAROs consist primarily of asbestos contained in certain manufacturing facilities and decommissioning costs related to its aboveground storage tanks. In the fourth quarter of 2005, due to a change in facts and circumstances at one of its manufacturing facilities, the Company determined enough information regarding the timing of cash flows was available to record a liability for $250. During 2007 and 2006, the Company accrued interest on this liability, which is included in other non-current liabilities, of $15 and $15, respectively.

(Dollars in thousands except per share amounts)

Note 10—Taxes on Income

Taxes on income consist of the following:

	Year Ended December 31,		
	2007	2006	2005
Current:			
Federal	$1,577	$ —	$ (443)
State	20	21	20
Foreign	5,425	5,799	8,235
	7,022	5,820	7,812
Deferred:			
Federal	(951)	792	(3,194)
Foreign	597	(388)	(1,282)
Total	$6,668	$6,224	$ 3,336

The components of earnings (losses) before income taxes were as follows:

	2007	2006	2005
Domestic	$ (1,259)	$ 395	$(12,249)
Foreign	23,994	18,045	18,864
Total	$22,735	$18,440	$ 6,615

Domestic earnings (losses) before income taxes do not include foreign earnings that are included in U.S. taxable income. During the fourth quarter of 2005, the Company elected to repatriate substantial accumulated foreign earnings and implemented other tax planning strategies, which enabled the Company to utilize all domestic operating loss carryforwards, and improved its global capital structure. This repatriation was the primary reason for the increase in the Company's effective tax rate in 2005 and resulted in a net $1,000 charge to tax expense.

QUAKER CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands except per share amounts)

Total deferred tax assets and liabilities are composed of the following at December 31:

	2007		2006	
	Current	Non-current	Current	Non-current
Retirement benefits	$ 582	$ 7,771	$ 609	$10,918
Allowance for doubtful accounts	403	—	628	—
Insurance and litigation reserves	539	700	826	—
Postretirement benefits	—	2,467	—	2,634
Supplemental retirement benefits	—	1,692	—	1,460
Performance incentives	1,830	1,301	1,884	1,204
Equity-based compensation	132	591	—	332
Alternative minimum tax carryforward	—	2,092	—	2,092
Vacation pay	452	—	432	—
Insurance settlement	—	6,524	—	5,176
Operating loss carryforward	—	4,908	—	5,098
Foreign tax credit	—	3,237	—	2,161
Deferred compensation	—	429	—	352
Uncertain tax positions	104	2,406	—	—
Other	—	300	—	45
	4,042	34,418	4,379	31,472
Valuation allowance	—	(4,161)	—	(2,899)
Total deferred income tax assets, net	$4,042	$30,257	$4,379	$28,573
Depreciation		$ 2,056		$ 1,275
Europe pension and other		5,527		4,042
Total deferred income tax liabilities		$ 7,583		$ 5,317

The following is a reconciliation of income taxes at the Federal statutory rate with income taxes recorded by the Company for the years ended December 31:

	2007	2006	2005
Income tax provision at the Federal statutory tax rate	$7,957	$6,454	$ 2,315
State income tax provisions, net	13	13	13
Non-deductible entertainment and business meal expense	213	136	151
Differences in tax rates on foreign earnings and remittances	(169)	59	3,777
Uncertain tax positions	458	—	—
Out-of-period adjustment	(993)	—	—
Foreign tax refunds	(665)	(425)	—
Excess FTC utilization	—	—	(2,429)
Settlement of tax contingencies	—	—	(446)
Miscellaneous items, net	(146)	(13)	(45)
Taxes on income	$6,668	$6,224	$ 3,336

At December 31, 2007, the Company domestically had a net deferred tax asset of $16,773 inclusive of alternative minimum tax (AMT) credits of $2,092. Additionally, the Company has foreign tax credit carryovers of $3,237 which have the following expiration dates: $100 in 2012, $763 in 2013, $535 in 2014, $762 in 2016

(Dollars in thousands except per share amounts)

and $1,077 in 2017. A full valuation allowance has been taken against these foreign tax credits. Finally, the Company has foreign tax loss carryforwards of $14,206 of which $676 expires in 2011; the remaining foreign tax losses have no expiration dates. A partial valuation allowance has been established with respect to the tax benefit of these losses for $924.

U.S. income taxes have not been provided on the undistributed earnings of non-U.S. subsidiaries because it is the Company's intention to continue to reinvest these earnings in those subsidiaries to support growth initiatives. U.S. and foreign income taxes that would be payable if such earnings were distributed may be lower than the amount computed at the U.S. statutory rate due to the availability of tax credits. The amount of such undistributed earnings at December 31, 2007 was approximately $57,000. Any income tax liability which might result from ultimate remittance of these earnings is expected to be substantially offset by foreign tax credits.

Note 11—Pension and Other Postretirement Benefits

The Company maintains various noncontributory retirement plans, the largest of which is in the U.S., covering substantially all of its employees in the U.S. and certain other countries. The plans of the Company's subsidiaries in The Netherlands and in the United Kingdom are subject to the provisions of SFAS No. 87, "Employers' Accounting for Pensions." The plans of the remaining non-U.S. subsidiaries are, for the most part, either fully insured or integrated with the local governments' plans and are not subject to the provisions of SFAS No. 87. The Company's U.S. pension plan year ends on November 30, which serves as the measurement date. The measurement date for the Company's other postretirement benefits is December 31.

As part of the Company's 2005 fourth quarter restructuring program, the Company implemented a freeze of its U.S. pension plan for non-union employees and offered a voluntary early retirement window with enhanced pension and other postretirement benefits. The freeze of the Company's U.S. pension plan resulted in a plan curtailment charge of $2,668. The pension and other postretirement benefits enhancements resulted in special termination benefits charges of $1,205 and $430, respectively. See also Note 3 of Notes to Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS No. 158). SFAS No. 158 requires that employers recognize on a prospective basis the funded status of their defined benefit pension and other postretirement plans on their consolidated balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost. SFAS No. 158 also requires additional disclosures in the Notes to Consolidated Financial Statements, which have been incorporated below.

QUAKER CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands except per share amounts)

The following table shows the Company plans' funded status reconciled with amounts reported in the consolidated balance sheet as of December 31:

	Pension Benefits						Other Postretirement Benefits	
	2007			2006			2007	2006
	Foreign	Domestic	Total	Foreign	Domestic	Total	Domestic	Domestic
Change in benefit obligation								
Benefit obligation at beginning of year	$46,639	$ 65,958	$112,597	$ 44,464	$ 66,207	$110,671	$10,283	$ 10,902
Service cost	1,913	660	2,573	2,025	586	2,611	25	15
Interest cost	2,295	3,629	5,924	1,920	3,575	5,495	522	551
Employee contributions	138	—	138	111	—	111	—	—
Amendments	—	—	—	—	(111)	(111)	—	—
Curtailment (gain)/loss	—	—	—	(2,748)	—	(2,748)	—	—
Benefits paid	(1,296)	(4,422)	(5,718)	(1,132)	(5,756)	(6,888)	(1,207)	(1,153)
Plan expenses and premiums paid	(370)	(80)	(450)	(285)	(80)	(365)	—	—
Actuarial (gain)/loss	(4,917)	456	(4,461)	(2,875)	1,537	(1,338)	(443)	(32)
Translation difference	4,151	—	4,151	5,159	—	5,159	—	—
Benefit obligation at end of year	$48,553	$ 66,201	$114,754	$ 46,639	$ 65,958	$112,597	$ 9,180	$ 10,283
Change in plan assets								
Fair value of plan assets at beginning of year	$41,160	$ 40,861	82,021	$ 34,514	$ 37,873	$ 72,387	$ —	$ —
Actual return on plan assets	1,174	3,435	4,609	1,187	3,838	5,025	—	—
Employer contributions	1,359	5,947	7,306	2,553	4,906	7,459	1,207	1,153
Employee contributions	138	—	138	111	—	111	—	—
Benefits paid	(1,296)	(4,422)	(5,718)	(1,132)	(5,756)	(6,888)	(1,207)	(1,153)
Plan expenses and premiums paid	(370)	(80)	(450)	(285)	—	(285)	—	—
Translation difference	4,038	—	4,038	4,212	—	4,212	—	—
Fair value of plan assets at end of year	$46,203	$ 45,741	$ 91,944	$ 41,160	$ 40,861	$ 82,021	$ —	$ —
Funded status	$ (2,350)	$(20,460)	$ (22,810)	$ (5,479)	$(25,097)	$ (30,576)	$ (9,180)	$(10,283)
Adjustments for contributions in December	—	1,250	1,250	—	1,119	1,119	—	—
Net amount recognized	$ (2,350)	$(19,210)	$ (21,560)	$ (5,479)	$(23,978)	$ (29,457)	$ (9,180)	$(10,283)
Amounts recognized in the balance sheet consist of:								
Non-current asset/Prepaid benefit cost	$ 1,685	$ —	$ 1,685	$ 430	$ —	$ 430	$ —	$ —
Current liabilities	(231)	(495)	(726)	(145)	(495)	(640)	(1,000)	(1,100)
Non-current liabilities	(3,804)	(18,715)	(22,519)	(5,764)	(23,483)	(29,247)	(8,180)	(9,183)
Net amount recognized	$ (2,350)	$(19,210)	$ (21,560)	$ (5,479)	$(23,978)	$ (29,457)	$ (9,180)	$(10,283)
Amounts not yet reflected in net periodic benefit costs and included in accumulated other comprehensive income:								
Transition asset (obligation)	$ 401	$ —	$ 401	$ 538	$ —	$ 538	$ —	$ —
Prior service credit (cost)	(244)	(106)	(350)	(252)	(119)	(371)	93	159
Accumulated gain (loss)	(7,565)	(18,070)	(25,635)	(11,602)	(18,435)	(30,037)	(1,802)	(2,328)
Accumulated other comprehensive income (AOCI)	(7,408)	(18,176)	(25,584)	(11,316)	(18,554)	(29,870)	(1,709)	(2,169)
Cumulative employer contributions in excess of net period benefit cost	5,058	(1,034)	4,024	5,837	(5,424)	413	(7,471)	(8,114)
Net amount recognized	$ (2,350)	$(19,210)	$ (21,560)	$ (5,479)	$(23,978)	$ (29,457)	$ (9,180)	$(10,283)

The accumulated benefit obligation for all defined benefit pension plans was $108,324 ($65,722 Domestic, $42,602 Foreign) and $105,210 ($64,560 Domestic, $40,650 Foreign) at December 31, 2007 and 2006, respectively.

(Dollars in thousands except per share amounts)

Information for pension plans with accumulated benefit obligation in excess of plan assets:

	2007			2006		
	Foreign	Domestic	Total	Foreign	Domestic	Total
Projected benefit obligation	$11,944	$66,201	$78,145	$13,142	$65,958	$79,100
Accumulated benefit obligation	10,500	65,722	76,222	10,556	64,560	75,116
Fair value of plan assets	7,909	45,742	53,651	7,233	40,861	48,094

Information for pension plans with a projected benefit obligation in excess of plan assets:

	2007			2006		
	Foreign	Domestic	Total	Foreign	Domestic	Total
Projected benefit obligation	$11,944	$66,201	$78,145	$13,142	$65,958	$79,100
Fair value of plan assets	7,909	45,742	53,651	7,233	40,861	48,094

Components of net periodic benefit cost—pension plans:

	2007			2006		
	Foreign	Domestic	Total	Foreign	Domestic	Total
Service cost	$ 1,913	$ 660	$ 2,573	$ 2,025	$ 586	$ 2,611
Interest cost	2,295	3,629	5,924	1,920	3,575	5,495
Expected return on plan assets	(1,802)	(3,556)	(5,358)	(1,596)	(3,222)	(4,818)
Pension plan curtailment	—	—	—	(983)	—	(983)
Other, amortization, net	365	955	1,320	679	831	1,510
Net periodic benefit cost	$ 2,771	$ 1,688	$ 4,459	$ 2,045	$ 1,770	$ 3,815

	2005		
	Foreign	Domestic	Total
Service cost	$ 2,025	$ 1,735	$ 3,760
Interest cost	1,898	3,394	5,292
Expected return on plan assets	(1,529)	(2,888)	(4,417)
Pension plan curtailment	—	2,668	2,668
Special termination benefits	—	1,205	1,205
Other, amortization, net	656	855	1,511
Net periodic benefit cost	$ 3,050	$ 6,969	$10,019

(Dollars in thousands except per share amounts)

Other changes recognized in other comprehensive income:

	2007			2006		
	Foreign	Domestic	Total	Foreign	Domestic	Total
Net (gain) loss arising during period	$(4,289)	$ 578	$(3,711)	$ —	$ —	$ —
Recognition of amortizations in net periodic benefit cost						
Transition (obligation) asset	185	—	185	—	—	—
Prior service (cost) credit	(32)	(13)	(45)	—	—	—
Actuarial gain (loss)	(518)	(943)	(1,461)	—	—	—
Effect of exchange rates on amounts included in AOCI	746	—	746	—	—	—
Total recognized in other comprehensive income	(3,908)	(378)	(4,286)	9,312	318	9,630
Total recognized in net periodic benefit cost and other comprehensive income	$(1,137)	$1,310	$ 173	$11,357	$2,088	$13,445

Components of net periodic benefit cost—other postretirement plan:

	2007	2006	2005
Service cost	$ 25	$ 15	$ 20
Interest cost and other	539	570	616
Special termination benefits	—	—	430
Net periodic benefit cost	$564	$585	$1,066

Other changes recognized in other comprehensive income:

	2007	2006
Net (gain) loss arising during period	$(444)	$ —
Recognition of amortizations in net periodic benefit cost		
Prior service (cost) credit	67	—
Actuarial gain (loss)	(84)	—
Total recognized in other comprehensive income	(461)	2,169
Total recognized in net periodic benefit cost and other comprehensive income	$ 103	$2,754

Estimated amounts that will be amortized from accumulated other comprehensive loss over the next fiscal year:

	Pension Plans			Other Postretirement Benefits
	Foreign	Domestic	Total	
Transition obligation (asset)	$(198)	$—	$(198)	$—
Actuarial (gain) loss	194	804	998	70
Prior service cost (credit)	34	11	45	(70)
	$ 30	$815	$ 845	$—

(Dollars in thousands except per share amounts)

Weighted-average assumptions used to determine benefit obligations at December 31:

	Pension Benefits		Other Postretirement Benefits	
	2007	2006	2007	2006
U.S. Plans:				
Discount rate	5.75%	5.50%	5.75%	5.50%
Rate of compensation increase	3.375%	3.375%	N/A	N/A
Foreign Plans:				
Discount rate	5.55%	4.81%	N/A	N/A
Rate of compensation increase	3.95%	3.19%	N/A	N/A

Weighted-average assumptions used to determine net periodic benefit costs for years ended December 31:

	Pension Benefits		Other Postretirement Benefits	
	2007	2006	2007	2006
U.S. Plans:				
Discount rate	5.500%	5.500%	5.500%	5.50%
Expected long-term return on plan assets	8.500%	8.500%	N/A	N/A
Rate of compensation increase	3.375%	3.375%	N/A	N/A
Foreign Plans:				
Discount rate	4.81%	4.35%	N/A	N/A
Expected long-term return on plan assets	4.19%	4.17%	N/A	N/A
Rate of compensation increase	3.19%	3.10%	N/A	N/A

The long-term rates of return on assets were selected from within the reasonable range of rates determined by (a) historical real returns for the asset classes covered by the investment policy and (b) projections of inflation over the long-term period during which benefits are payable to plan participants.

Assumed health care cost trend rates at December 31:

	2007	2006
Health care cost trend rate for next year	8.75%	9.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2014	2014

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% point Increase	1% point Decrease
Effect on total service and interest cost	$ 23	$ (20)
Effect on postretirement benefit obligations	430	(390)

(Dollars in thousands except per share amounts)

Plan Assets

The Company's pension plan target asset allocation and the weighted-average asset allocations at December 31, 2007 and 2006 by asset category were as follows:

	Plan Assets at December 31,		
	Target	2007	2006
Asset Category			
U.S. Plans			
Equity securities	61%	60%	62%
Debt securities	32%	14%	12%
Other	7%	26%	26%
Total	100%	100%	100%
Foreign Plans			
Equity securities	14%	15%	11%
Debt securities	86%	85%	89%
Total	100%	100%	100%

As of December 31, 2007 and 2006, "Other" consisted principally of hedge funds (approximately 5% of plan assets) and cash and cash equivalents (approximately 21% of plan assets). Based upon prevailing interest rates available for money market funds, a temporary addendum to the investment policy was approved in May 2006. This addendum allowed for a greater range of the mix between debt securities and cash and cash equivalents around the stated long-term target allocation percentages presented in the above table. The Company was in compliance with all approved ranges of asset allocations.

The general principles guiding investment of U.S. pension assets are those embodied in the Employee Retirement Income Security Act of 1974 (ERISA). These principles include discharging the Company's investment responsibilities for the exclusive benefit of plan participants and in accordance with the "prudent expert" standard and other ERISA rules and regulations. The Company establishes strategic asset allocation percentage targets and appropriate benchmarks for significant asset classes with the aim of achieving a prudent balance between return and risk. The interaction between plan assets and benefit obligations is periodically studied to assist in establishing such strategic asset allocation targets. The Company's pension investment professionals have discretion to manage the assets within established asset allocation ranges approved by senior management of the Company.

The total value of plan assets for the Company's pension plans is $91,944 and $82,021 as of December 31, 2007 and 2006, respectively. U.S. pension assets include Company common stock in the amounts of $220 (less than 1% of total U.S. plan assets), and $221 (less than 1% of total U.S. plan assets) at December 31, 2007 and 2006, respectively.

Cash Flows

Contributions

The Company expects to make minimum cash contributions of $6,669 to its pension plans ($3,595 Domestic, $3,074 Foreign) and $1,000 to its other postretirement benefit plan in 2008.

(Dollars in thousands except per share amounts)

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Benefits			Other Postretirement Benefits
	Foreign	Domestic	Total	
2008	$ 1,370	$ 4,165	$ 5,535	$1,000
2009	1,547	4,059	5,606	950
2010	1,616	4,377	5,993	960
2011	1,785	5,050	6,835	930
2012	1,846	5,129	6,975	910
2013 and beyond	10,503	26,996	37,499	3,930

The Company maintains a plan under which supplemental retirement benefits are provided to certain officers. Benefits payable under the plan are based on a combination of years of service and existing postretirement benefits. Included in total pension costs are charges of $1,297, $1,076 and $725 in 2007, 2006 and 2005, respectively, representing the annual accrued benefits under this plan.

Defined Contribution Plan

The Company has a 401(k) plan with an employer match covering substantially all domestic employees. Effective January 1, 2006, the plan added a nonelective contribution on behalf of participants who have completed one year of service equal to 3% of the eligible participants' compensation. Total Company contributions were $1,634, $1,402 and $625 for 2007, 2006 and 2005, respectively.

Note 12—Debt

Debt consisted of the following:

	December 31,	
	2007	2006
Industrial development authority monthly 5.10% fixed rate demand bonds maturing 2018	$ 5,000	$ 5,000
Credit facilities (5.8% weighted average borrowing rate at December 31, 2007)	73,848	79,212
Other debt obligations (including capital leases)	3,927	5,975
	82,775	90,187
Short-term debt	(2,533)	(3,261)
Current portion of long-term debt	(1,755)	(1,689)
	$78,487	$85,237

The long-term financing agreements require the maintenance of certain financial covenants with which the Company is in compliance. During the next five years, payments on the Company's debt, including capital lease maturities, are due as follows: $4,288 in 2008, $1,467 in 2009, $537 in 2010, $21 in 2011, $71,462 in 2012 and $5,000 beyond 2012.

(Dollars in thousands except per share amounts)

On August 13, 2007, Quaker and certain of its wholly owned subsidiaries entered into a second amendment to the syndicated multicurrency credit agreement with Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, and certain other financial institutions as lenders. The amendment increased the maximum principal amount available for revolving credit borrowings from $100,000 to $125,000, which can be increased to $175,000 at the Company's option if lenders agree to increase their commitments and the Company satisfies certain conditions. The amendment also extended the maturity date of the credit facility from 2010 to 2012. In general, borrowings under the credit facility bear interest at either a base rate or LIBOR rate plus a margin based on the Company's consolidated leverage ratio. In February 2007, the Company completed a refinancing of its existing industrial development bonds to fix the interest rate on an additional $5,000 of debt.

The provisions of the agreements require that the Company maintain certain financial ratios and covenants, all of which the Company was in compliance with as of December 31, 2007 and 2006. Under its most restrictive covenants, the Company could have borrowed an additional $67,583 at December 31, 2007. At December 31, 2007 and 2006, the Company had approximately $73,848 and $79,212 outstanding on these credit lines at a weighted average borrowing rate of 5.8% and 5.69%, respectively. The Company has entered into interest rate swaps in order to fix a portion of its variable rate debt and mitigate the risks associated with higher interest rates. The combined notional value of the swaps was $35,000 at December 31, 2007.

At December 31, 2007 and 2006, the amounts at which the Company's debt are recorded are not materially different from their fair market value.

Note 13—Shareholders' Equity and Stock-Based Compensation

The Company has 30,000,000 shares of common stock authorized, with a par value of $1, and 10,147,239 shares issued as of December 31, 2007.

Holders of record of the Company's common stock for a period of less than 36 consecutive calendar months or less are entitled to 1 vote per share of common stock. Holders of record of the Company's common stock for a period greater than 36 consecutive calendar months are entitled to 10 votes per share of common stock.

The Company is authorized to issue 10,000,000 shares of preferred stock, $1 par value, subject to approval by the Board of Directors. The Board of Directors may designate one or more series of preferred stock and the number of shares, rights, preferences, and limitations of each series. No preferred stock has been issued.

On March 6, 2000, the Company's Board of Directors approved a new Rights Plan and declared a dividend of one new right (the "Rights") for each outstanding share of common stock to shareholders of record on March 20, 2000.

The Rights become exercisable if a person or group acquires or announces a tender offer which would result in such person's acquisition of 20% or more of the Company's common stock.

Each Right, when exercisable, entitles the registered holder to purchase one one-hundredth of a share of a newly authorized Series B preferred stock at an exercise price of sixty-five dollars per share subject to certain anti-dilution adjustments. In addition, if a person or group acquires 20% or more of the outstanding shares of the Company's common stock, without first obtaining Board of Directors' approval, as required by the terms of the Rights Agreement, each Right will then entitle its holder (other than such person or members of any such group) to purchase, at the Right's then current exercise price, a number of one one-hundredth shares of Series B preferred stock having a total market value of twice the Right's exercise price.

(Dollars in thousands except per share amounts)

In addition, at any time after a person acquires 20% of the outstanding shares of common stock and prior to the acquisition by such person of 50% or more of the outstanding shares of common stock, the Company may exchange the Rights (other than the Rights which have become null and void), in whole or in part, at an exchange ratio of one share of common stock or equivalent share of preferred stock, per Right.

The Board of Directors can redeem the Rights for $.01 per Right at any time prior to the acquisition by a person or group of beneficial ownership of 20% or more of the Company's common stock. Until a Right is exercised, the holder thereof will have no rights as a shareholder of the Company, including without limitation, the right to vote or to receive dividends. Unless earlier redeemed or exchanged, the Rights will expire on March 20, 2010.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), *Share-Based Payment,* ("SFAS 123R"). SFAS 123R requires the recognition of the fair value of stock compensation in net income. The Company elected the modified prospective method in adopting SFAS 123R. Under this method, the provisions of SFAS 123R apply to all awards granted or modified after the date of adoption. In addition, the unrecognized expense of awards not yet vested at the date of adoption is recognized in net income in the periods after the date of adoption using the same valuation method (e.g. Black-Scholes) and assumptions determined under the original provisions of SFAS 123, "*Accounting for Stock-Based Compensation,*" as disclosed in the Company's previous filings.

Prior to January 1, 2006, the Company accounted for employee stock option grants using the intrinsic method in accordance with Accounting Principles Board (APB) Opinion No. 25 "*Accounting for Stock Issued to Employees.*" As such, no compensation cost was recognized for employee stock options that had exercise prices equal to the fair market value of our common stock at the date of granting the option. The Company also complied with the pro forma disclosure requirements of SFAS No. 123 "*Accounting for Stock Based Compensation,*" and SFAS No. 148 "*Accounting for Stock–Based Compensation—Transition and Disclosure.*"

SFAS 123R requires the Company to present pro forma information for the comparative periods prior to the adoption as if the Company had accounted for all employee stock options under the fair value method of the original SFAS 123. The following table illustrates the effect on net income and net income per common share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation in the prior-year period:

	December 31, 2005
Net Income—as reported	$1,688
Add: Stock-based employee compensation expense included in net income, net of related tax effects	347
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of tax	(832)
Pro forma net income	$1,203
Earnings per share:	
Basic—as reported	$ 0.17
Basic—pro forma	$ 0.12
Diluted—as reported	$ 0.17
Diluted—pro forma	$ 0.12

(Dollars in thousands except per share amounts)

The Company recognized approximately $1,550 of share–based compensation expense and $543 of related tax benefits in our consolidated statement of income for the year ended December 31, 2007. The compensation expense was comprised of $408 related to stock options, $980 related to nonvested stock awards, $41 related to the Company's Employee Stock Purchase Plan, and $121 related to the Company's Director Stock Ownership Plan. The Company recognized approximately $857 of share-based compensation expense and $300 of related tax benefits in our consolidated statement of income for the year ended December 31, 2006. The compensation expense was comprised of $224 related to stock options, $474 related to nonvested stock awards, $34 related to the Company's Employee Stock Purchase Plan, and $125 related to the Company's Director Stock Ownership Plan.

Approximately $91 of the amount of compensation cost recognized in 2006 for stock option awards reflects amortization relating to the remaining unvested portion of stock option awards granted prior to January 1, 2006. The estimated fair value of the options granted during prior years was calculated using a Black-Scholes model. The Black-Scholes model incorporates assumptions to value stock-based awards. The Company will continue to use the Black-Scholes option pricing model to value stock-based awards. The estimated fair value of the Company's stock-based awards is amortized on a straight-line basis over the vesting period of the awards. The risk-free rate of interest for periods within the contractual life of the option is based on U.S. Government Securities Treasury Constant Maturities over the contractual term of the equity instrument. Expected volatility is based on the historical volatility of the Company's stock. The Company uses historical data on exercise timing to determine the expected life assumption. The assumptions used for stock option grants made in the first quarter of 2005 include the following: dividend yield of 3.4%, expected volatility of 22.6%, risk-free interest rate of 3.9%, an expected life of 5 years, and a forfeiture rate of 8% over the remaining life of these options.

Based on our historical experience, we have assumed a forfeiture rate of 13% on the nonvested stock. Under the true-up provisions of SFAS 123R, we will record additional expense if the actual forfeiture rate is lower than we estimated, and will record a recovery of prior expense if the actual forfeiture is higher than we estimated.

The adoption of SFAS 123R had an impact of $91 due to the accrual of compensation expense on the unvested stock options for the year ended December 31, 2006.

No compensation expense related to stock option grants had been recorded in the condensed consolidated statement of income for 2005, as all of the options granted had an exercise price equal to the market value of the underlying stock on the date of grant. Accordingly, results for prior periods have not been restated.

The Company has a long-term incentive program ("LTIP") for key employees which provides for the granting of options to purchase stock at prices not less than market value on the date of the grant. Most options become exercisable between one and three years after the date of the grant for a period of time determined by the Company not to exceed seven years from the date of grant for options issued in 1999 or later and ten years for options issued in prior years. Beginning in 1999, the LTIP program provided for common stock awards, the value of which was generally derived from Company performance over a three-year period. In the fourth quarter of 2007, the Company recorded equity-based compensation expense of $378 as it became probable that the performance condition regarding the Company's 2005 grant would be achieved. Common stock awards issued in 2006 and 2007 under the LTIP program are subject only to time vesting over a three to five-year period. In addition, as part of the Company's Global Annual Incentive Plan ("GAIP"), nonvested shares may be issued to key employees, which generally vest over a two to five-year period.

(Dollars in thousands except per share amounts)

Stock option activity under all plans is as follows:

	2007			2006		
	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (years)	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (years)
Options outstanding at January 1,	1,092,420	20.69		1,183,485	19.88	
Options granted	166,065	23.13		120,600	19.98	
Options exercised	(183,335)	18.46		(175,750)	14.57	
Options forfeited	(29,956)	23.16		(2,375)	23.08	
Options expired	(12,019)	24.04		(33,540)	21.77	
Options outstanding at December 31,	1,033,175	21.36	3.1	1,092,420	20.69	3.2
Options exercisable at December 31,	808,035	21.16	2.3	948,010	20.65	2.8

	2005		
	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (years)
Options outstanding at January 1,	1,237,425	19.49	
Options granted	158,360	21.97	
Options exercised	(156,775)	17.97	
Options forfeited	(2,500)	23.22	
Options expired	(53,025)	22.38	
Options outstanding at December 31,	1,183,485	19.88	3.3
Options exercisable at December 31,	1,066,274	19.55	3.2

The total intrinsic value of options exercised during 2007 was approximately $735. Intrinsic value is calculated as the difference between the current market price of the underlying security and the strike price of a related option. As of December 31, 2007, the total intrinsic value of options outstanding was approximately $1,411, and the total intrinsic value of exercisable options was approximately $1,263.

A summary of the Company's outstanding stock options at December 31, 2007 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/2007	Weighted Average Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/2007	Weighted Average Exercise Price
$13.30—$15.96	1,000	1.25	14.13	1,000	14.13
15.97— 18.62	127,600	0.20	17.55	127,600	17.55
18.63— 21.28	437,075	2.56	20.10	362,675	20.12
21.29— 23.94	318,700	4.94	22.46	167,960	21.85
23.95— 26.60	148,800	2.88	26.06	148,800	26.06
	1,033,175	3.10	21.36	808,035	21.16

(Dollars in thousands except per share amounts)

As of December 31, 2007, unrecognized compensation expense related to options granted in 2006 was $208 and for options granted during 2007 was $517.

During the second quarter of 2006, the Company granted 120,600 stock options under the Company's LTIP plan, that are subject only to time vesting over a three-year period. The options were valued using the Black-Scholes model with the following assumptions: dividend yield of 4.1%, expected volatility of 27.1%, risk free interest rate of 5.0%, an expected term of 6 years, and a forfeiture rate of 3% over the remaining life of the options. Approximately $209 and $133 of expense was recorded on these options during 2007 and 2006, respectively. The fair value of these awards is amortized on a straight-line basis over the awards vesting period.

During the first quarter of 2007, the Company granted 166,065 stock options under the Company's LTIP plan subject only to time vesting over a three-year period. The options were valued using the Black-Scholes model with the following assumptions: dividend yield of 4.4%, expected volatility of 27.0%, risk free interest rate of 4.7%, an expected term of 6 years, and a forfeiture rate of 3% over the remaining life of the options. Approximately $199 of expense was recorded on these options during 2007. The fair value of these awards is amortized on a straight-line basis over the vesting period of the awards.

Under the Company's LTIP plan, 49,550 shares of nonvested stock were outstanding at December 31, 2006. In the first quarter of 2007, 38,240 shares of nonvested stock were granted at a weighted average grant date fair value of $23.13. None of these awards vested, 15,680 shares were forfeited and 72,110 shares were outstanding as of December 31, 2007. The fair value of the nonvested stock is based on the trading price of the Company's common stock on the date of grant. The Company adjusts the grant date fair value for expected forfeitures based on historical experience for similar awards. As of December 31, 2007, unrecognized compensation expense related to these awards was $836, to be recognized over a weighted average remaining period of 1.9 years.

Under the Company's GAIP plan, 42,500 shares of nonvested stock were granted during the second quarter of 2005 at a weighted average grant date fair value of $20.12 per share. At December 31, 2006, 40,250 shares were outstanding. Through December 31, 2007, 12,750 shares vested and were issued, no shares were forfeited and 27,500 shares were outstanding. As of December 31, 2007, unrecognized compensation expense related to these awards was $126 to be recognized over a weighted average remaining period of 1.6 years.

Employee Stock Purchase Plan

In 2000, the Board adopted an Employee Stock Purchase Plan ("ESPP") whereby employees may purchase Company stock through a payroll deduction plan. Purchases are made from the plan and credited to each participant's account at the end of each month, the "Investment Date." The purchase price of the stock is 85% of the fair market value on the Investment Date. The plan is compensatory and the 15% discount is expensed on the Investment Date. All employees, including officers, are eligible to participate in this plan. A participant may withdraw all uninvested payment balances credited to a participant's account at any time by giving written notice to the Committee. An employee whose stock ownership of the Company exceeds five percent of the outstanding common stock is not eligible to participate in this plan.

2003 Director Stock Ownership Plan

In March 2003, our Board of Directors approved a stock ownership plan for each member of our Board to encourage the Directors to increase their investment in the Company. The Plan was effective on the date it was approved and remains in effect for a term of ten years or until it is earlier terminated by the Board. The maximum

(Dollars in thousands except per share amounts)

number of shares of Common Stock which may be issued under the Plan is 75,000, subject to certain conditions that the Committee may elect to adjust the number of shares. As of December 31, 2007, the Committee has not made any elections to adjust the shares under this plan. Each Director is eligible to receive an annual retainer for services rendered as a member of the Board of Directors. Currently, each Director who owns less than 7,500 shares of Company Common Stock is required to receive 75% of the annual retainer in Common Stock and 25% of the annual retainer in cash. Effective as of the 2007 annual meeting, each Director who owns 7,500 or more shares of Company Common Stock received 20% of the annual retainer in Common Stock and 80% of the annual retainer in cash with the option to receive Common Stock in lieu of the cash portion of the retainer. Currently, the annual retainer is $28. The number of shares issued in payment of the fees is calculated based on an amount equal to the average of the closing prices per share of Common Stock as reported on the composite tape of the New York Stock Exchange for the two trading days immediately preceding the retainer payment date. The retainer payment date is June 1. The Company recorded approximately $121, $125 and $116 of expense in 2007, 2006 and 2005, respectively.

Restricted Stock Bonus

As part of the Company's 2001 Global Annual Incentive Plan ("GAIP"), approved by shareholders on May 9, 2001, a restricted stock bonus of 100,000 shares of the Company's stock was granted to an executive of the Company. The shares were issued in April 2001, in accordance with the terms of the GAIP, and registered in the executive's name. The shares vested over a five-year period, with the first installment vesting at the end of 2001 on achieving certain performance targets and the four remaining installments vesting annually in January thereafter, subject to the executive's continued employment by the Company. In 2005, 20,000 shares were earned and $355 was charged to selling, general, and administrative expenses, respectively.

Note 14—Earnings Per Share

The following table summarizes earnings per share ("EPS") calculations for the years ended December 31, 2007, 2006 and 2005:

	December 31,		
	2007	2006	2005
Numerator for basic EPS and diluted EPS—net income	$ 15,471	$ 11,667	$ 1,688
Denominator for basic EPS—weighted average shares	9,986,347	9,778,745	9,679,013
Effect of dilutive securities, primarily employee stock options	120,571	75,355	136,572
Denominator for diluted EPS—weighted average shares and assumed conversions	10,106,918	9,854,100	9,815,585
Basic EPS	$ 1.55	$ 1.19	$ 0.17
Diluted EPS	$ 1.53	$ 1.18	$ 0.17

(Dollars in thousands except per share amounts)

The following number of stock options are not included in dilutive earnings per share since in each case the exercise price is greater than the market price: 413,753, 787,020 and 769,670 in 2007, 2006 and 2005, respectively.

Note 15—Business Segments

The Company's reportable segments are as follows:

(1) Metalworking process chemicals—industrial process fluids for various heavy industrial and manufacturing applications.

(2) Coatings—temporary and permanent coatings for metal and concrete products and chemical milling maskants.

(3) Other chemical products—other various chemical products.

Segment data includes direct segment costs, as well as general operating costs, including depreciation, allocated to each segment based on net sales. Inter-segment transactions are immaterial.

The table below presents information about the reported segments for the years ended December 31:

	Metalworking Process Chemicals	Coatings	Other Chemical Products	Total
2007				
Net sales	$506,033	$36,646	$2,918	$545,597
Operating income	74,285	8,305	102	82,692
Depreciation	9,747	706	56	10,509
Segment assets	377,770	20,012	1,267	399,049
2006				
Net sales	$425,777	$32,684	$1,990	$460,451
Operating income	61,944	7,818	71	69,833
Depreciation	8,458	649	40	9,147
Segment assets	337,329	19,055	998	357,382
2005				
Net sales	$393,762	$26,486	$3,785	$424,033
Operating income	49,357	6,574	470	56,401
Depreciation	7,346	494	71	7,911
Segment Assets	312,776	18,196	1,023	331,995

Operating income comprises revenue less related costs and expenses. Nonoperating expenses primarily consist of general corporate expenses identified as not being a cost of operation, interest expense, interest income, and license fees from non-consolidated affiliates.

(Dollars in thousands except per share amounts)

A reconciliation of total segment operating income to total consolidated income before taxes for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
Total operating income for reportable segments	$ 82,692	$ 69,833	$ 56,401
Restructuring and related charges, net	—	—	(10,320)
Environmental charges	(3,300)	—	—
Non-operating charges	(51,811)	(45,785)	(40,307)
Depreciation of corporate assets and amortization	(2,374)	(2,416)	(2,620)
Interest expense	(6,426)	(5,520)	(3,681)
Interest income	1,376	1,069	1,022
Other income, net	2,578	1,259	6,120
Consolidated income before taxes	$ 22,735	$ 18,440	$ 6,615

Net sales and long-lived asset information is by geographic area as of and for the years ended December 31 is as follows:

	2007	2006	2005
Net sales			
North America	$232,550	$202,979	$190,735
Europe	168,982	141,444	130,080
Asia/Pacific	82,059	63,600	53,763
South America	58,538	49,281	43,939
South Africa	3,468	3,147	5,516
Consolidated	$545,597	$460,451	$424,033

	2007	2006	2005
Long-lived assets			
North America	$ 80,170	$ 79,206	$ 80,555
Europe	40,701	36,455	41,553
Asia/Pacific	13,687	10,203	5,283
South America	20,694	16,671	14,181
South Africa	39	33	45
Consolidated	$155,291	$142,568	$141,617

Note 16—Business Acquisitions and Divestitures

In May 2007, the Company's Q2 Technologies, ("Q2T") joint venture acquired the oil and gas field chemical business of Frontier Research and Chemicals Company, Inc., for $527 cash. The acquisition of this business is compatible with the products provided by Q2T and represents an attractive market addition. In connection with the acquisition, $394 of intangible assets were recorded to be amortized over five years.

In the fourth quarter of 2006, the Company acquired the remaining interest in its Chinese joint venture. In accordance with the purchase agreement, payments for the acquisition occur as follows: $614 within five business days of closing, $825 one year from the closing date, $825 two years from the closing date, and $889 three years from the closing date. The Company recorded the present value of the remaining payments as debt.

(Dollars in thousands except per share amounts)

The Company made the first payment in the fourth quarter of 2006; the second payment in the fourth quarter of 2007. In addition, the Company allocated $797 to intangible assets, comprising customer lists to be amortized over ten years and a non-compete agreement to be amortized over two years. The Company also recorded $230 of goodwill, which was assigned to the metalworking process chemicals segment. The following table shows the allocation of purchase price of assets and liabilities recorded at the acquisition date. The pro forma results of operations have not been provided because the effects were not material:

	December 31, 2006
Current assets	$3,114
Fixed assets	237
Intangibles	797
Goodwill	230
Other non current assets	34
Total assets	4,412
Current liabilities	1,538
Current portion of long-term debt	1,393
Long-term debt	1,481
Total liabilities	4,412
Cash Paid	$ —

In March 2005, the Company acquired the remaining 40% interest in its Brazilian joint venture for $6,700. In addition, annual $1,000 payments for four years will be paid subject to the former minority partners' compliance with the terms of the purchase agreement. In connection with the acquisition, the Company allocated $1,475 to intangible assets, comprising customer lists of $600 to be amortized over 20 years and non-compete agreements of $875 to be amortized over five years. The Company also recorded $610 of goodwill, which was assigned to the metalworking process chemicals segment. The first $1,000 payment was made in March 2006, and the second payment of $1,000 was made in February 2007. Both payments were recorded as goodwill and assigned to the metalworking process chemicals segment.

Note 17—Goodwill and Other Intangible Assets

The Company completed its annual impairment assessment as of the end of the third quarter of 2007 and no impairment charge was warranted. The changes in carrying amount of goodwill for the years ended December 31, 2007 and 2006 are as follows:

	Metalworking Process Chemicals	Coatings	Total
Balance as of December 31, 2005	$28,149	$7,269	$35,418
Goodwill additions	1,535	—	1,535
Currency translation adjustments	1,787	—	1,787
Balance as of December 31, 2006	$31,471	$7,269	$38,740
Goodwill additions	1,016	—	1,016
Currency translation adjustments and other	3,221	812	4,033
Balance as of December 31, 2007	$35,708	$8,081	$43,789

(Dollars in thousands except per share amounts)

Gross carrying amounts and accumulated amortization for definite-lived intangible assets as of December 31 are as follows:

	Gross Carrying Amount		Accumulated Amortization	
	2007	2006	2007	2006
Amortized intangible assets				
Customer lists and rights to sell	$ 8,391	$ 7,682	$3,340	$2,812
Trademarks and patents	1,788	1,788	1,788	1,781
Formulations and product technology	3,278	3,278	1,931	1,645
Other	3,384	3,143	2,509	1,923
Total	$16,841	$15,891	$9,568	$8,161

The Company recorded $1,197, $1,427 and $1,368 of amortization expense in 2007, 2006 and 2005, respectively. Estimated annual aggregate amortization expense for the subsequent five years is as follows:

For the year ended December 31, 2008	$1,143
For the year ended December 31, 2009	$1,079
For the year ended December 31, 2010	$ 879
For the year ended December 31, 2011	$ 814
For the year ended December 31, 2012	$ 716

The Company has one indefinite-lived intangible asset of $600 for trademarks.

Note 18—Other Assets

Other assets comprise:

	December 31,	
	2007	2006
Restricted insurance settlement	$18,651	$14,800
Pension assets	1,684	430
Deferred compensation assets	5,214	5,489
Supplemental retirement income program	3,915	3,323
Uncertain tax positions	1,860	—
Other	2,695	3,485
Total	$34,019	$27,527

In December 2005, an inactive subsidiary of the Company reached a settlement agreement and release with one of its insurance carriers for $15,000. In accordance with the agreement, the subsidiary received $7,500 cash in December 2005 and the remaining $7,500 in December of 2006. In the first quarter of 2007, the subsidiary reached a settlement agreement and release with another one of its insurance carriers for $20,000 payable in four annual installments of $5,000, the first of which was received in the second quarter of 2007. Under the latest settlement and release agreement, the subsequent installments are contingent upon whether or not Federal asbestos litigation is adopted by the due date of each annual installment. If Federal asbestos legislation is so enacted, and such legislation eliminates the carrier's obligation to make the installment payment and requires the carrier to contribute into a trust or similar vehicle as a result of the policies issued to the subsidiary, then the

(Dollars in thousands except per share amounts)

insurance carrier's obligation to make the subsequent installments will be cancelled. The proceeds of both settlements are restricted and can only be used to pay claims and costs of defense associated with the subsidiary's asbestos litigation. The proceeds of the settlement and release agreements have been deposited into an interest bearing account which earned approximately $705 and $336 in 2007 and 2006, respectively, offset by $1,854 and $544 of payments in 2007 and 2006, respectively. Due to the restricted nature of the proceeds, a corresponding deferred credit was established in "Other non-current liabilities" for an equal and offsetting amount, and will remain until the restrictions lapse or the funds are exhausted via payments of claims and costs of defense. See Notes 19 and 20 of Notes to Consolidated Financial Statements.

Note 19—Other Non-Current Liabilities

	December 31,	
	2007	2006
Restricted insurance settlement	$18,651	$14,800
Uncertain tax positions	11,872	—
Environmental reserves	2,000	800
Fair value of interest rate swaps	1,102	—
Other (primarily deferred compensation agreements)	7,398	7,753
Total	$41,023	$23,353

See also Notes 18 and 20 of Notes to Consolidated Financial Statements.

Note 20—Commitments and Contingencies

In April of 1992, the Company identified certain soil and groundwater contamination at AC Products, Inc. ("ACP"), a wholly owned subsidiary. In voluntary coordination with the Santa Ana California Regional Water Quality Board, ACP has been remediating the contamination, the principal contaminant of which is perchloroethylene ("PERC"). On or about December 18, 2004, the Orange County Water District ("OCWD") filed a civil complaint in Superior Court, in Orange County, California against ACP and other parties potentially responsible for groundwater contamination. OCWD was seeking to recover compensatory and other damages related to the investigation and remediation of the contamination in the groundwater. Effective October 17, 2007, ACP and OCWD settled all claims related to this litigation. Pursuant to the settlement agreement with OCWD, ACP agreed to pay $2,000 in two equal payments of $1,000 (the first payment paid October 31, 2007 and the second payment paid on February 15, 2008). In addition to the $2,000 payment, ACP agreed to operate the two existing groundwater treatment systems associated with its extraction wells P-2 and P-3 so as to hydraulically contain groundwater contamination emanating from ACP's site until such time as the concentrations of PERC are below the Federal maximum contaminant level for four consecutive quarterly sampling events. During the third quarter, the Company recognized a $3,300 charge made up of $2,000 for the settlement of the litigation, plus an increase in its reserve for its soil and water remediation program of $1,300. As of December 31, 2007, the Company believes that the range of potential-known liabilities associated with ACP contamination including the water and soil remediation program, is approximately $3,700 to $5,600, for which the Company has sufficient reserves.

The low and high ends of the range are based on the length of operation of the two extraction wells as determined by groundwater modeling with planned higher maintenance costs in later years if a longer treatment period is required. Costs of operation include the operation and maintenance of the extraction wells, groundwater monitoring, one-time expenses to insure P-3 is hydraulically containing the PERC plume and program management. The duration of the well operation was estimated based on historical trends in concentrations in the

(Dollars in thousands except per share amounts)

monitoring wells within the proximity of the applicable extraction wells. Also factored into the model was the impact of water injected into the underground aquifer from a planned recharge basin adjacent to the ACP site as well as from an injection well to be installed and operated by OCWD as part of the groundwater treatment system for contaminants which are the subject of the aforementioned litigation. Based on the modeling, it is estimated that P-2 will operate for three and half years to up to five years and P-3 will operate for six years to up to nine years. Operation and maintenance costs were based on historical expenditures and estimated inflation. As mentioned above, a significantly higher maintenance expense was factored into the range if the system operates for the longer period. Also included in the reserve are anticipated expenditures to operate an on-site soil vapor extraction system and amounts owed in basin fees for extracted water.

The Company believes, although there can be no assurance regarding the outcome of other unrelated environmental matters, that it has made adequate accruals for costs associated with other environmental problems of which it is aware. Approximately $159 and $134 was accrued at December 31, 2007 and December 31, 2006, respectively, to provide for such anticipated future environmental assessments and remediation costs.

An inactive subsidiary of the Company that was acquired in 1978 sold certain products containing asbestos, primarily on an installed basis, and is among the defendants in numerous lawsuits alleging injury due to exposure to asbestos. The subsidiary discontinued operations in 1991 and has no remaining assets other than the proceeds from insurance settlements received in late 2005, late 2006 and in the second quarter of 2007. To date, the overwhelming majority of these claims have been disposed of without payment and there have been no adverse judgments against the subsidiary. Based on a continued analysis of the existing and anticipated future claims against this subsidiary, it is currently projected that the subsidiary's total liability over the next 50 years for these claims is approximately $13,800 (excluding costs of defense). Although the Company has also been named as a defendant in certain of these cases, no claims have been actively pursued against the Company, and the Company has not contributed to the defense or settlement of any of these cases pursued against the subsidiary. These cases were handled by the subsidiary's primary and excess insurers who had agreed in 1997 to pay all defense costs and be responsible for all damages assessed against the subsidiary arising out of existing and future asbestos claims up to the aggregate limits of the policies. A significant portion of this primary insurance coverage was provided by an insurer that is now insolvent, and the other primary insurers have asserted that the aggregate limits of their policies have been exhausted. The subsidiary has challenged the applicability of these limits to the claims being brought against the subsidiary. In response to this challenge, two of the three carriers entered into separate settlement and release agreements with the subsidiary in late 2005 and in the first quarter of 2007 for $15,000 and $20,000, respectively. The payments under the latest settlement and release agreement are structured to be received over a four-year period with annual installments of $5,000, the first of which was received early in the second quarter of 2007. The subsequent installments are contingent upon whether or not Federal asbestos legislation is adopted by the due date of each annual installment. If Federal asbestos legislation is so enacted, and such legislation eliminates the carrier's obligation to make the installment payment and requires the carrier to contribute into a trust or similar vehicle as a result of the policies issued to the subsidiary, then the insurance carrier's obligation to make the subsequent installments will be cancelled. The proceeds of both settlements are restricted and can only be used to pay claims and costs of defense associated with the subsidiary's asbestos litigation. During the third quarter of 2007, the subsidiary and the remaining primary insurance carrier entered into a Claim Handling and Funding Agreement, under which the carrier will pay 27% of defense and indemnity costs incurred by or on behalf of the subsidiary in connection with asbestos bodily injury claims for a minimum of five years beginning July 1, 2007. At the end of the term of the agreement, the subsidiary may choose to again pursue its claim against this insurer regarding the application of the policy limits. The Company also believes, that if the coverage issues under the primary policies with the remaining carrier are resolved adversely to the subsidiary and all settlement proceeds were used, the subsidiary may have limited additional coverage from a

(Dollars in thousands except per share amounts)

state guarantee fund established following the insolvency of one of the subsidiary's primary insurers. Nevertheless, liabilities in respect of claims may exceed the assets and coverage available to the subsidiary. See also Notes 18 and 19 of Notes to Consolidated Financial Statements.

If the subsidiary's assets and insurance coverage were to be exhausted, claimants of the subsidiary may actively pursue claims against the Company because of the parent-subsidiary relationship. Although asbestos litigation is particularly difficult to predict, especially with respect to claims that are currently not being actively pursued against the Company, the Company does not believe that such claims would have merit or that the Company would be held to have liability for any unsatisfied obligations of the subsidiary as a result of such claims. After evaluating the nature of the claims filed against the subsidiary and the small number of such claims that have resulted in any payment, the potential availability of additional insurance coverage at the subsidiary level, the additional availability of the Company's own insurance and the Company's strong defenses to claims that it should be held responsible for the subsidiary's obligations because of the parent-subsidiary relationship, the Company believes it is not probable that the Company will incur any material losses. All of the asbestos cases pursued against the Company challenging the parent-subsidiary relationship are in the early stages of litigation. The Company has been successful in the past having claims naming it dismissed during initial proceedings. Since the Company may be in this early stage of litigation for some time, it is not possible to estimate additional losses or range of loss, if any.

The Company is party to other litigation which management currently believes will not have a material adverse effect on the Company's results of operations, cash flows or financial condition.

The Company leases certain manufacturing and office facilities and equipment under non-cancelable operating leases with various terms from one to 15 years expiring in 2016. Rent expense for 2007, 2006 and 2005 was $4,239, $4,475 and $5,165, respectively. The Company's minimum rental commitments under non-cancelable operating leases at December 31, 2007, were approximately $4,220 in 2008, $3,060 in 2009, $2,376 in 2010, $1,864 in 2011, $1,822 in 2012, and $5,846 thereafter.

Note 21—Quarterly Results (unaudited)

	First	Second	Third[1]	Fourth
2007				
Net sales	$124,891	$137,598	$140,715	$142,393
Gross profit	38,546	42,612	43,168	43,610
Operating income	6,627	7,203	3,266	8,111
Net income	3,537	4,151	3,160	4,623
Net income per share—basic	$ 0.36	$ 0.42	$ 0.32	$ 0.46
Net income per share—diluted	$ 0.35	$ 0.41	$ 0.31	$ 0.46
2006				
Net sales	$109,816	$118,683	$116,425	$115,527
Gross profit	32,485	36,065	36,775	37,276
Operating income	5,123	6,276	5,290	4,943
Net income	2,542	2,992	3,139	2,994
Net income per share—basic	$ 0.26	$ 0.31	$ 0.32	$ 0.30
Net income per share—diluted	$ 0.26	$ 0.30	$ 0.32	$ 0.30

(1) See Note 2 of Notes to Consolidated Financial Statements.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Conclusion regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management's Report on Internal Control over Financial Reporting

The management of Quaker is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) promulgated under the 1934 Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our principal executive officer and principal financial officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework*. Based on its assessment, Quaker's management has concluded that as of December 31, 2007, the Company's internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in "Item 8. Financial Statements and Supplementary Data."

Changes in Internal Controls Over Financial Reporting

The Company is in the process of implementing a global ERP system. At the end of 2007, subsidiaries representing more than 75% of consolidated revenue were operational on the global ERP system. Additional subsidiaries and CMS sites are planned to be implemented during 2008. The Company is taking the necessary steps to monitor and maintain the appropriate internal controls during this period of change.

Item 9B. *Other Information.*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

Incorporated by reference is (i) the information beginning immediately following the caption "Proposal 1— Election of Directors and Nominee Biographies" in the Registrant's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held May 7, 2008 to be filed with the SEC no later than 120 days after the close of its fiscal year ended December 31, 2007 (the "2008 Proxy Statement") to, but not including the caption "Corporate Governance," (ii) the information appearing in Item 4(a) of this Report, (iii) the information in the 2008 Proxy Statement beginning with and including the sub-caption, "Section 16(a) Beneficial Ownership Reporting Compliance" to, but not including the caption "Certain Relationships and Related Transactions," and (iv) the information in the 2008 Proxy Statement beginning with and including the sub-caption "Code of Conduct" to, but not including the caption "Compensation Committee Interlocks and Insider Participation."

Item 11. *Executive Compensation.*

Incorporated by reference is the information in the 2008 Proxy Statement beginning with and including the caption "Compensation Committee Interlocks and Insider Participation" to, but not including the caption "Stock Ownership of Certain Beneficial Owners and Management."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

Incorporated by reference is the information in the 2008 Proxy Statement beginning immediately following the caption "Stock Ownership of Certain Beneficial Owners and Management" to, but not including the sub-caption "Section 16(a) Beneficial Ownership Reporting Compliance."

The following table sets forth certain information relating to the Company's equity compensation plans as of December 31, 2007. Each number of securities reflected in the table is a reference to shares of Quaker common stock.

Equity Compensation Plans

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,033,175	21.36	1,096,626[1]
Equity compensation plans not approved by security holders	—	—	—
Total	1,033,175	21.36	1,096,626

(1) As of December 31, 2007, 359,750 of these shares were available for issuance as restricted stock awards under the Company's 2001 Global Annual Incentive Plan, 690,550 shares were available for issuance upon the exercise of stock options and/or as restricted stock awards under the Company's 2006 Long-Term Performance Incentive Plan, and 46,326 shares were available for issuance under the 2003 Director Stock Ownership Plan.

Item 13. *Certain Relationships and Related Transactions and Director Independence.*

Incorporated by reference is the information in the 2008 Proxy Statement beginning immediately following the sub-caption "Certain Relationships and Related Transactions" to, but not including, the caption "Proposal 2—Ratification of Independent Registered Public Accounting Firm," and the additional information in the 2008 Proxy Statement beginning with and including the sub-caption "Director Independence" to, but not including the sub-caption "Governance Committee Procedures for Selecting Director Nominees."

Item 14. *Principal Accountant Fees and Services.*

Incorporated by reference is the information in the 2008 Proxy Statement beginning with and including the sub-caption "Audit Fees" to, but not including the statement recommending a vote for ratification of the Company's independent registered public accounting firm.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

(a) Exhibits and Financial Statement Schedules

1. Financial Statements and Supplementary Data.

2. Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto. Financial statements of 50% or less owned companies have been omitted because none of the companies meets the criteria requiring inclusion of such statements.

3. Exhibits (numbered in accordance with Item 601 of Regulation S-K)

3(i) — Amended and Restated Articles of Incorporation dated July 16, 1990. Incorporated by reference to Exhibit 3(a) as filed by Registrant with Form 10-K for the year 1996.

3(ii) — By-laws as amended through May 6, 1998. Incorporated by reference to Exhibit 3(b) as filed by Registrant with Form 10-K for the year 1998.

4 — Shareholder Rights Plan dated March 6, 2000. Incorporated by reference to Exhibit 1 to Form 8-K as filed by the Registrant on March 7, 2000.

10.1 — Long-Term Performance Incentive Plan as approved May 5, 1993. Incorporated by reference to Exhibit 10(a) as filed by the Registrant with Form 10-K for the year 1993.*

10.2 — Employment Agreement by and between the Registrant and Ronald J. Naples dated August 14, 1995. Incorporated by reference to Exhibit 10(i) as filed by Registrant with Form 10-Q for the quarter ended September 30, 1995.*

10.3 — Amendment to the Stock Option Agreement dated October 2, 1995 by and between the Registrant and Ronald J. Naples. Incorporated by reference to Exhibit 10(j) as filed by Registrant with Form 10-Q for the quarter ended September 30, 1995.*

10.4 — Employment Agreement by and between Registrant and Jos Luiz Bregolato dated June 14, 1993. Incorporated by reference to Exhibit 10(k) as filed by Registrant with Form 10-K for the year 1995.*

10.5 — Amendment No. 1 to Employment Agreement dated January 1, 1997 by and between Registrant and Ronald J. Naples. Incorporated by reference to Exhibit 10(o) as filed by Registrant with Form 10-K for the year 1997.*

10.6 — Amendment No. 1 to 1995 Naples Restricted Stock Plan and Agreement dated January 21, 1998 by and between Registrant and Ronald J. Naples. Incorporated by reference to Exhibit 10(p) as filed by Registrant with Form 10-K for the year 1997.*

10.7 — Employment Agreement by and between Registrant and Ronald J. Naples dated March 11, 1999. Incorporated by reference to Exhibit 10(t) as filed by Registrant with Form 10-K for the year 1998.*

10.8 — Employment Agreement by and between Registrant and Michael F. Barry dated November 30, 1998. Incorporated by reference to Exhibit 10(u) as filed by Registrant with Form 10-K for the year 1998.*

10.9 — 1999 Long-Term Performance Incentive Plan as approved May 12, 1999, effective January 1, 1999. Incorporated by reference to Exhibit 10(dd) as filed by Registrant with Form 10-K for the year 1999.*

10.10 — Deferred Compensation Plan as adopted by the Registrant dated December 17, 1999, effective July 1, 1997. Incorporated by reference to Exhibit 10(ff) as filed by Registrant with Form 10-K for the year 1999.*

10.11 — Supplemental Retirement Income Program adopted by the Registrant on November 6, 1984, as amended November 8, 1989. Incorporated by reference to Exhibit 10(gg) as filed by Registrant with Form 10-K for the year 1999.*

10.12 — 2001 Global Annual Incentive Plan as approved May 9, 2001, effective January 1, 2001. Incorporated by reference to Exhibit10(hh) as filed by Registrant with Form 10-K for the year 2001.*

10.13 — 2001 Long-Term Performance Incentive Plan as approved May 9, 2001, effective January 1, 2001. Incorporated by reference to Exhibit 10(ii) as filed by Registrant with Form 10-K for the year 2001.*

10.14 — Agreement of Lease between Quaker Park Associates, L.P. and Quaker Chemical Corporation dated December 19, 2000. Incorporated by reference to Exhibit 10(jj) as filed by Registrant with Form 10-K for the year 2001.*

10.15 — 2003 Director Stock Ownership Plan as approved May 14, 2003. Incorporated by reference to Exhibit 10(ww) as filed by the Registrant with Form 10-K for the year 2003.*

10.16 — Change in Control Agreement by and between Registrant and D. Jeffry Benoliel dated June 10, 2004, effective May 14, 2004. Incorporated by reference to Exhibit 10(yy) as filed by the Registrant with Form 10-Q for the quarter ended June 30, 2004.*

10.17 — Change in Control Agreement by and between Registrant and Mark Featherstone dated June 10, 2004, effective May 14, 2004. Incorporated by reference to Exhibit 10(zz) as filed by the Registrant with Form 10-Q for the quarter ended June 30, 2004.*

10.18 — Change in Control Agreement by and between Registrant and Jose Luiz Bregolato, dated June 23, 2004, effective May 14, 2004. Incorporated by reference to Exhibit 10(aaa) as filed by the Registrant with Form 10-Q for the quarter ended June 30, 2004.*

10.19 — Amendment No. 1 to Employment Agreement dated March 11, 1999 between Registrant and Ronald J. Naples, effective July 21, 2004. Incorporated by reference to Exhibit 10(ccc) as filed by the Registrant with Form 10-Q for the quarter ended June 30, 2004.*

10.20 — Employment Agreement by and between Registrant and Neal E. Murphy, effective July 22, 2004. Incorporated by reference to Exhibit 10(ddd) as filed by the Registrant with Form 10-Q for the quarter ended June 30, 2004.*

10.21 — Change in Control Agreement by and between Registrant and Neal E. Murphy, effective July 22, 2004. Incorporated by reference to Exhibit 10(eee) as filed by the Registrant with Form 10-Q for the quarter ended June 30, 2004.*

10.22 — 1995 Naples Supplemental Retirement Income Program and Agreement (as amended and restated effective May 14, 2004) between Registrant and Ronald J. Naples dated August 4, 2004. Incorporated by reference to Exhibit 10(fff) as filed by the Registrant with Form 10-Q for the quarter ended June 30, 2004.*

10.23 — Change in Control Agreement by and between Registrant and Michael F. Barry, effective May 14, 2004. Incorporated by reference to Exhibit 10(hhh) as filed by the Registrant with Form 10-Q for the quarter ended June 30, 2004.*

10.24 — Credit Agreement between Registrant and Bank of America, N.A. and ABN AMRO Bank, N.V. and Banc of America Securities, in the amount of $100,000,000, dated October 14, 2005. Incorporated by reference to Exhibit 10(jjj) as filed by the Registrant with Form 10-Q for the quarter ended September 30, 2005.

10.25 — Directors' Deferred Compensation Plan (Amended and Restated as of May 5, 2004). Incorporated by reference to Exhibit 10(kkk) as filed by the Registrant with Form 10-K for the year 2005.*

10.26 — Amendment One to Registrant's 2001 Long-Term Performance Incentive Plan, effective February 22, 2005. Incorporated by reference to Exhibit 10.1 as filed by Registrant with Form 8-K filed on March 15, 2005.*

10.27 — Form of Stock Option Agreement for associates under Registrant's 2001 Long-Term Performance Incentive Plan. Incorporated by reference to Exhibit 10.2 as filed by Registrant with Form 8-K filed on March 15, 2005.*

10.28 — Settlement Agreement and Release between Registrant, an inactive subsidiary of the Registrant, and Hartford Accident and Indemnity Company dated December 12, 2005. Incorporated by reference to Exhibit 10(nnn) as filed by the Registrant with Form 10-K for the year 2005.

10.29 — Amendment to Registrant's Deferred Compensation Plan for key officers dated December 20, 2005. Incorporated by reference to Exhibit 10 as filed by Registrant with Form 8-K filed on December 22, 2005.*

10.30 — Form of Restricted Stock Award Agreement for executive officers and other employees under Registrant's 2001 Long-Term Performance Incentive Plan. Incorporated by reference to Exhibit 10 as filed by Registrant with Form 8-K filed on March 6, 2006.*

10.31 — 2001 Global Annual Incentive Plan, as amended and restated incorporated by reference to Appendix D to the Corporation's definitive proxy statement filed on March 31, 2006.*

10.32 — 2006 Long-Term Performance Incentive Plan. Incorporated by reference to Appendix E to the Corporation's definitive proxy statement filed on March 31, 2006.*

10.33 — Form of Stock Option Agreement provided for associates under the Registrant's 2006 Long-Term Performance Incentive Plan. Incorporated by reference to Exhibit 10.3 as filed by Registrant with Form 8-K filed on May 12, 2006.*

10.34 — Form of Restricted Stock Award Agreement for executive officers and other employees under Registrant's 2006 Long-Term Performance Incentive Plan. Incorporated by reference to Exhibit 10 as filed by Registrant with Form 8-K filed on June 27, 2006.*

10.35 — Employment Agreement by and between Quaker Chemical Limited, a UK company and a subsidiary of Registrant, and Mark A. Harris, dated August 8, 2006. Incorporated by reference to Exhibit 10 as filed by the Registrant with Form 8-K filed on August 8, 2006.*

10.36 — Employment Agreement by and between L. Willem Platzer and Quaker Chemical B.V., a Netherlands corporation and a subsidiary of Registrant, dated August 21, 2006. Incorporated by reference to Exhibit 10 as filed by the Registrant with Form 8-K filed on August 22, 2006.*

10.37 — 2006 Long-Term Performance Incentive Plan (amended and restated effective November 8, 2006). Incorporated by reference to Exhibit 10(www) as filed by the Registrant with Form 10-K for the year coded 2006.*

10.38 — Amended and Restated Supplemental Retirement Income Program approved on November 8, 2006, to be effective January 1, 2005. Incorporated by reference to Exhibit 10(xxx) as filed by the Registrant with Form 10-K for the year ended 2006.*

10.39 — Financing Agreement by and among Montgomery County Industrial Development Authority and Registrant and Brown Brothers Harriman & Co. dated February 1, 2007. Incorporated by reference to Exhibit 10(yyy) as filed by the Registrant with Form 10-K for the year ended 2006.

10.40 — Settlement Agreement and Release between Registrant, an inactive subsidiary of Registrant and Federal Insurance Company dated March 26, 2007. Incorporated by reference to Exhibit 10(zzz) as filed by the Registrant with Form 10-Q for the quarter ended March 31, 2007.

10.41 — Change in Control Agreement by and between Registrant and L. Willem Platzer dated April 2, 2007, effective January 1, 2007. Incorporated by reference to Exhibit 10(aaaa) as filed by the Registrant with Form 10-Q for the quarter ended March 31, 2007.*

10.42 — Change in Control Agreement by and between Quaker Chemical Limited, a UK company and a subsidiary of Registrant, and Mark A. Harris dated April 10, 2007, effective January 1, 2007. Incorporated by reference to Exhibit 10(bbbb) as filed by the Registrant with Form 10-Q for the quarter ended March 31, 2007.*

10.43 — Change in Control Agreement by and between Registrant and Jan F. Nieman dated June 27, 2007, effective January 1, 2007. Incorporated by reference to Exhibit 10 (cccc) as filed by the Registrant with Form 10-Q for the quarter ended June 30, 2007.*

10.44 — Memorandum of Employment dated June 28, 2007 between Registrant and Mark A. Featherstone, effective April 9, 2007. Incorporated by reference to Exhibit 10 as filed by the Registrant with Form 8-K filed on July 2, 2007.*

10.45 — Second Amendment to Syndicated Multicurrency Credit Agreement between Registrant and Bank of America, N.A. and certain other financial institutions. Incorporated by reference to Exhibit 10(eeee) as filed by the Registrant with Form 10-Q for the quarter ended September 30, 2007.

10.46 — Claim Handling and Funding Agreement between SB Decking, Inc., an inactive subsidiary of Registrant, and Employers Insurance Company of Wausau dated September 25, 2007. Incorporated by reference to Exhibit 10(ffff) as filed by the Registrant with Form 10-Q for the quarter ended September 30, 2007.

10.47 — Settlement Agreement and Mutual Release entered into between AC Products, Inc., wholly owned subsidiary of Registrant, and Orange County Water District, effective November 8, 2007.

21 — Subsidiaries and Affiliates of the Registrant

23 —	Consent of Independent Registered Public Accounting Firm
31.1 —	Certification of Chief Executive Officer of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
31.2 —	Certification of Chief Financial Officer of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
32.1 —	Certification of Ronald J. Naples pursuant to 18 U.S.C. Section 1350.
32.2 —	Certification of Mark A. Featherstone pursuant to 18 U.S.C. Section 1350.

* This exhibit is a management contract or compensation plan or arrangement required to be filed as an exhibit to this Report.

(b) *Exhibits required by Regulation 601 S-K*

See (a) 3 of this Item 15

(c) *Financial Statement Schedules*

See (a) 2 of this Item 15

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUAKER CHEMICAL CORPORATION
Registrant

By: /s/ RONALD J. NAPLES

Ronald J. Naples
Chairman of the Board and Chief Executive Officer

Date: March 7, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Capacity	Date
/s/ RONALD J. NAPLES **Ronald J. Naples** **Chairman of the Board and Chief Executive Officer**	Principal Executive Officer and Director	March 5, 2008
/s/ MARK A. FEATHERSTONE **Mark A. Featherstone** **Vice President, Chief Financial Officer and Treasurer**	Principal Financial Officer	March 5, 2008
/s/ GEORGE H. HILL **George H. Hill** **Global Controller**	Principal Accounting Officer	March 5, 2008
/s/ JOSEPH B. ANDERSON, JR. **Joseph B. Anderson, Jr.**	Director	March 5, 2008
/s/ PATRICIA C. BARRON **Patricia C. Barron**	Director	March 5, 2008
/s/ DONALD R. CALDWELL **Donald R. Caldwell**	Director	March 5, 2008
Robert E. Chappell	Director	March , 2008
/s/ WILLIAM R. COOK **William R. Cook**	Director	March 5, 2008
/s/ EDWIN J. DELATTRE **Edwin J. Delattre**	Director	March 5, 2008
/s/ JEFFRY D. FRISBY **Jeffry D. Frisby**	Director	March 5, 2008
/s/ ROBERT H. ROCK **Robert H. Rock**	Director	March 5, 2008

EXHIBIT 21

SUBSIDIARIES AND AFFILIATES OF THE REGISTRANT

Name	Jurisdiction of Incorporation	Percentage of voting securities owned directly or indirectly by Quaker
*Quaker Chemical Corporation	Delaware, U.S.A.	100%
+*Quaker Chemical Management Inc.	Delaware, U.S.A.	100%
+SB Decking, Inc. (formerly Selby, Battersby &Co.)	Delaware, U.S.A.	100%
*AC Products, Inc.	California, U.S.A.	100%
*Epmar Corporation	California, U.S.A.	100%
+*Quaker QP, Inc.	Pennsylvania, U.S.A.	100%
*Quaker Automotive Italia, S.r.l.	Italy	100%
*Quaker Chemical Europe B.V.	Holland	100%
*Quaker Chemical B.V.	Holland	100%
*Quaker Chemical (China) Co. Ltd.	China	100%
*Quaker China Holdings B.V.	Holland	100%
*Quaker Chemical Canada Limited	Ontario, Canada	100%
*Quaker Chemical Hungary Ltd.	Hungary	100%
*Quaker Chemical Limited	United Kingdom	100%
*Quaker Chemical S.A.	France	100%
*Quaker Chemical, S.A.	Spain	100%
+*Quaker Denmark ApS	Denmark	100%
*Quaker Chemical S.A.	Argentina	100%
+*Quaker Chemical Participacoes, Ltda.	Brazil	100%
*Quaker Chemical Limited	Hong Kong	100%
*Quaker Chemical Holdings South Africa (Pty) Limited	Republic of South Africa	100%
*Quaker Italia, S.r.l.	Italy	100%
*Quaker Australia Holdings Pty. Limited	Victoria, Australia	100%
*Quaker Shanghai Trading Company Limited	China	100%
*Q2 Technologies, LLC	Nevada, U.S.A.	70%
*Quaker Chemical Industria e Comercio Ltda.	Brazil	100%
*Quaker Chemical Operacoes, Ltda.	Brazil	100%
*Wuxi Quaker Chemical Co., Ltd.	China	100%
*Quaker Chemical India Limited	India	55%
*Quaker Chemical (Australasia) Pty. Limited	New South Wales, Australia	51%
*Quaker Chemical South Africa (Pty.) Ltd.	Republic of South Africa	51%
*Quaker Chemical Corporation Mexico, S.A. de C.V.	Mexico	100%
*Quaker Chemical HR Mexico, S.A. de C.V.	Mexico	100%
**Quaker Park Associates, LP	Pennsylvania, U.S.A.	50%
**Nippon Quaker Chemical, Ltd.	Japan	50%
**Kelko Quaker Chemical, S.A.	Venezuela	50%
**TecniQuimia Mexicana S.A. de C.V.	Mexico	40%

+ A non-operating company.

* Included in the consolidated financial statements.

** Accounted for in the consolidated financial statements under the equity method.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Registration No. 333-19957) and on Form S-8 (Registration Nos. 002-57924, 033-54158, 333-26793, 333-88229, 333-48130, 333-58676, 333-65400, 333-104354, 333-115713 and 333-136648) of Quaker Chemical Corporation of our report dated March 7, 2008 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, PA
March 7, 2008

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER OF THE COMPANY PURSUANT TO RULE 13A-14(A) OF THE SECURITIES EXCHANGE ACT OF 1934

I, Ronald J. Naples, certify that:

1. I have reviewed this annual report on Form 10-K of Quaker Chemical Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 7, 2008

/s/ RONALD J. NAPLES

Ronald J. Naples
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER OF THE COMPANY PURSUANT TO RULE 13A-14(A) OF THE SECURITIES EXCHANGE ACT OF 1934

I, Mark A. Featherstone, certify that:

1. I have reviewed this annual report on Form 10-K of Quaker Chemical Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 7, 2008

/s/ MARK A. FEATHERSTONE

Mark A. Featherstone
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

The undersigned hereby certifies that the Form 10-K Annual Report of Quaker Chemical Corporation (the "Company") for the annual period ended December 31, 2007 filed with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 7, 2008

/s/ RONALD J. NAPLES

Ronald J. Naples
Chief Executive Officer of Quaker Chemical Corporation

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

The undersigned hereby certifies that the Form 10-K Annual Report of Quaker Chemical Corporation (the "Company") for the annual period ended December 31, 2007 filed with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 7, 2008

/s/ MARK A. FEATHERSTONE

Mark A. Featherstone
Chief Financial Officer of Quaker Chemical Corporation

The Quaker Code

[illegible]

1. The pursuit of constructive change and the flexibility to adapt are our fundamental requirements to success. [illegible]

2. We shoot high in expectations and performance. [illegible]

3. To do what we say we're going to do is the cornerstone of our integrity. [illegible]

4. Meeting the needs of our customers is our highest commitment. [illegible]

5. Honesty, open communications, and respect for people are our basic rules for dealing with each other. [illegible]

6. We take individual action with the success of the whole as the most important criterion. [illegible]

7. Financial success is a legitimate goal and a critical result. [illegible]

Our Mission

Quaker is a global marketer of industrial process fluids and related products and services. We enable our customers to focus on their critical competitive advantages by supplying a superior combination of product, application, and process expertise.

We target those customers to whom we can quantify and deliver lower total costs and/or improved end product quality by:

- Providing our customers with advantaged products and integrated services
- Helping our customers achieve their goals faster and more efficiently than our competitors
- Rapidly responding to our customers' unique problems

By focusing on these competitive strengths, we will achieve leading market share in every market segment we serve. This will build value for our shareholders and provide challenging and rewarding careers for our associates.



Quaker Chemical Corporation
One Quaker Park
901 Hector Street
Conshohocken, Pennsylvania 19428
Phone: 610-832-4000
Fax: 610-832-8682
Web site: www.quakerchem.com

END